Schwab Tax-Free Bond Funds

Annual Report
August 31, 2005

Schwab Tax-Free
YieldPlus Fund™

Schwab Short/Intermediate
Tax-Free Bond Fund™

Schwab Long-Term
Tax-Free Bond Fund™

Schwab California Tax-Free
YieldPlus Fund™

Schwab California
Short/Intermediate
Tax-Free Bond Fund™

Schwab California Long-Term
Tax-Free Bond Fund™

charles SCHWAB

Six funds designed to offer tax-free income.[1]

In this report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).
[1] A portion of income may be subject to the alternative minimum tax (AMT) and, for the national funds, state and local income taxes as well.

From the Chairman



Charles Schwab
Chairman

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Performance data quoted represents past performance and does not indicate future results. Current performance may be lower or higher. Investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost.

Dear Shareholder,

I founded Schwab over thirty years ago to be a home for serious investors looking for value, performance, and service. That mission continues to guide us today as we constantly innovate on behalf of investors. By continuing to provide the highest quality products and services—at a great price—we remain true to our heritage.

I take particular pride in the Schwab Funds. Founded over 15 years ago, they have now grown to include 56 funds with over $140 billion in assets serving over 5 million shareholder accounts as of this report date. With a variety of investment strategies, Schwab Funds provide a range of innovative investment choices that can serve as a foundation for your asset allocation plan. We've continued to expand our product offering over the past year, as Schwab Funds President Evelyn Dilsaver explains in more detail on the following page.

Schwab Funds is managed by Charles Schwab Investment Management, Inc., one of the largest mutual fund managers in the U.S. Our portfolio managers share a passion for market analysis and use some of the most sophisticated financial models in the country. I am proud of their depth of experience, which reflects an average tenure of more than 15 years in the investment industry. Furthermore, I am impressed with the commitment that our managers bring to the stewardship of the funds, for you, their shareholders.

This commitment and experience is evident in our funds' performance. At this time, I'm especially pleased to highlight the strong performance of Schwab YieldPlus Fund which has placed in the top ten in its category since inception. With a target duration of just under a year, this fund is designed for your longer-term cash holdings. And, to respond to needs of our clients who are tax sensitive, we also offer the Schwab Tax-Free YieldPlus Fund and Schwab California Tax-Free YieldPlus Fund. (Source: Lipper Ultra Short Funds Category. For periods ending August 31, 2005, rankings were as follows, respectively, for Select Shares and Investor Shares: for the 1-year period: #3 and #8 out of 71 funds; for the 3-year period: #2 and #3 out of 50 funds; for the 5-year period: #3 and #6 out of 37 funds.)

In closing, I want to thank you for investing with us. We strive every day to warrant the trust you have placed in us; that will never change.

Sincerely,

Charles Schwab

Management's Discussion for the year ended August 31, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the annual report for Schwab Bond Funds. Lead by the popularity of Schwab YieldPlus Fund, our bond fund assets have grown to over $9 billion as of the close of the report period.

Schwab Funds offers an array of taxable and tax free funds across a range of maturities to meet your fixed income investment needs. This includes our two newest tax-free funds—Schwab Tax-Free YieldPlus Fund and Schwab California Tax-Free YieldPlus Fund. These funds are designed to help you get more from your long-term cash investments. Further, in response to growing investor concern over the federal alternative minimum tax (AMT), neither of these two funds has invested in securities that generate income subject to AMT.

Since my previous message to you, we have expanded our fund offering. First of all, on July 1, 2005, Schwab Funds launched the Schwab Target Funds, a suite of five mutual funds to help keep your retirement investments properly allocated over your lifetime. With a single investment in a Schwab Target Fund, you can avoid a common investment mistake—failing to adjust your portfolio over time.

More recently, on October 3, 2005, we added the Schwab Large-Cap Growth Fund to our suite of actively managed funds. These funds leverage Schwab Equity Ratings, Schwab's industry-recognized, disciplined methodology for identifying stocks with excellent performance potential. The Schwab Large-Cap Growth Fund seeks capital appreciation by selecting companies with market capitalizations greater than $5 billion.

I speak for all of Schwab Funds when I say we want Schwab to be the place where investors can find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost.



Joanne Larkin, a vice president of the investment adviser, has had overall management responsibility for the funds since their inception. She joined the firm in 1992, and has worked in fixed-income asset management and research since 1984.

The Investment Environment and the Funds

Oil prices hit highs never seen before and the Federal Reserve continued to raise short-term interest rates to curb inflationary pressures, raising rates eight times in the one-year report period. GDP continued to grow at a healthy pace, with the rate of growth decelerating during the report period. At the same time, the housing market remained strong, although some signs of softening had materialized by the end of the period. Finally, hurricane Katrina occurred just at the close of the report period. Although the economic impact of this event is unknown as of this time, the consensus is that it has potential to be significant, especially on the federal budget deficits.

The firming labor market kept the economic expansion on a self-sustaining path. Businesses, unable to continue boosting productivity by restraining hiring, added new jobs during the report period. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested ongoing expansion, while continuing claims for unemployment benefits remained near cyclical lows.

Business investment grew only moderately, but consumers continued to spend. In fact, consumer confidence fluttered to cyclical highs, rising to levels not experienced since before September 11, 2001, although consumers continued to express concern about the future. In addition, lower-end retailers complained that high fuel prices have started to cut into their bottom lines. Despite these concerns, job and income growth remained positive for domestic consumption.

Yields of Municipal Securities: Effective Yields of Five-Year and 30-Year Municipal Bonds



■ 5-Year AAA GO Bond
■ 30-Year Bond Buyer 40 Index

Yields, or interest rates, represent the cost of borrowing money. Rapid economic growth, waning investor interest in bonds, an increase in the issuance of bonds, or the expectation of higher inflation can drive rates up, while the opposite conditions can push rates down.

Data source: Bloomberg L.P.



Kim Daifotis, CFA, a senior vice president and chief investment officer, fixed income, of the investment adviser, co-manages the tax-free YieldPlus funds. He joined the firm in 1997, and has worked in fixed-income asset management and research since 1982.

High energy prices remained a significant headwind for economic performance, but they were offset by gains in wealth from home price appreciation. At the end of the 12-month report period, a barrel of oil cost nearly $69 versus $42 at the beginning of the period.

Though high oil and commodity prices could have hampered growth and stirred inflationary pressures, productivity gains, and slow growth in the money supply have mostly kept a lid on core inflation. The productivity gains, coupled with foreign investors buying large amounts of U.S. government securities, also helped to keep long-term interest rates under control. These conditions caused the dollar to rally unexpectedly, which took pressure off the price of imported goods.

Amid signs of solidly expanding output and improved hiring, the Federal Reserve Open Market Committee continued to raise the benchmark Fed funds' rate. It increased short-term interest rates at 10 consecutive meetings, including eight times within the report period, ending the 12-month report period at a still moderate 3.50%. The moves have had a limited impact on overall economic growth, due primarily to the record-low level of rates from which the increases began and continued low bond yields.

The Fed's actions led investors to expect that rates would continue to rise, causing the yield curve to flatten. As the Fed raised rates during the report period, the 2-Year Treasury Note yield advanced 1.43% while the 10-Year Treasury Note yield declined about 0.10%, despite the Fed's rate increases.

Yield Advantage of Munis over Treasurys: For Five-Year Bonds; Tax Brackets Shown are the Highest Applicable

This chart shows how much more the average five-year muni yielded than the average five-year Treasury after federal (or combined California and federal) income tax.

Data source: Bloomberg L.P.



Performance at a Glance

Total return for the 12 months ended 8/31/05, except where noted.

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab Tax-Free YieldPlus Fund™

Total return for 12/16/04 – 8/31/05
Investor Shares **1.26%**
Select Shares® **1.31%**
Benchmark **0.95%**
Fund Category[1] **0.89%**

Performance Details . . . . . . page 7-8

Schwab Short/Intermediate Tax-Free Bond Fund™ **0.94%**
Benchmark **0.84%**
Fund Category[1] **1.11%**

Performance Details . . . . page 10

Schwab Long-Term Tax-Free Bond Fund™ **3.29%**
Benchmark **5.31%**
Fund Category[1] **4.89%**

Performance Details . . . . page 12

The municipal yield curve continued to flatten during the report period. As the Federal Reserve increased the Fed Funds rate, short term rates increased. Contrary to expectation, longer term rates were largely unaffected, and declined slightly resulting in a flattening of the yield curve. Municipal volume continued to reach record levels, primarily due to refunding of outstanding debt by states and municipalities.

Because we were in a relatively low interest rate environment, investors sought higher yielding securities that tended to be more volatile. Consequently, high yield sectors performed well during the report period. These would include hospital and tobacco bonds, to name a couple. This trend is evident in the return of the Lehman Brothers Non-Investment Grade Index which outpaced the Lehman Brothers Municipal Bond Index by nearly 8% for the one-year report period.

Schwab Tax-Free YieldPlus Fund and the Schwab California Tax-Free YieldPlus Fund outperformed their benchmark, the Lehman Brothers 1-Year Municipal Bond Index, for the period since inception. Both classes of Schwab Tax-Free YieldPlus Fund additionally beat their category average. Both of these funds commenced operations on December 16, 2004 so their performance numbers are since inception, not for the full one year period. All bonds purchased by the funds were investment grade and neither fund invested in securities that generate income subject to AMT.

Schwab Short/Intermediate Tax-Free Bond Fund and Schwab Long-Term Tax-Free Bond Fund had mixed results for the report period relative to their respective benchmarks. The short/intermediate fund slightly beat its benchmark but lagged the category. The long-term fund had positive returns, but fell short of its benchmark and category average for the one-year report period. We managed the funds conservatively, buying higher quality issues and avoiding more volatile sectors

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

Expenses may be partially absorbed by fund management. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

A portion of income may be subject to the alternative minimum tax (AMT) and, for the national funds, state and local income tax as well.

[1] Source for category information: Morningstar, Inc.

Performance at a Glance

Total return for the 12 months ended 8/31/05, except where noted.

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab California Tax-Free YieldPlus Fund™

Total return for 12/16/04 – 8/31/05
Investor Shares **0.98%**
Select Shares **1.03%**
Benchmark **0.95%**
Fund Category[1] **2.12%**

Performance Details . . . . page 14-15

Schwab California Short/Intermediate Tax-Free Bond Fund™ **1.21%**
Benchmark **0.84%**
Fund Category[1] **3.09%**

Performance Details . . . . page 17

Schwab California Long-Term Tax-Free Bond Fund™ **5.24%**
Benchmark **5.31%**
Fund Category[1] **5.90%**

Performance Details . . . . page 19

that performed well during the period. We also emphasized downside protection, buying premium bonds, which trade above par value due to their coupons exceeding market rates. Historically, these bonds have tended to retain their value when interest rates rise. The funds' duration drifted downward during the period, but we remained short relative to our peers, which slightly hurt performance. Bear in mind that this discussion reflects the funds' performance for only a one-year period. Over the longer term, our fund management strategy has been effective in producing results that are in line with the funds' benchmarks and superior to their category averages, as shown in the next section of this report.

Schwab California Short/Intermediate Tax-Free Bond Fund and Schwab California Long-Term Tax-Free Bond Fund also had mixed results for the report period relative to their respective benchmarks as well as their category averages. The short/intermediate fund beat its benchmark, while the long-term fund nearly matched its benchmark, underperforming by just 0.08%. The positive performance of both funds was partially due to the three major credit-rating agencies upgrading their California ratings. The upgrades served to tighten the credit-quality spreads, which contributed to California's general obligation bonds outperforming their national counterparts. Similar to how we managed the national funds, these funds were also managed conservatively and ended the period overweight in higher quality securities relative to their respective benchmarks. The funds' duration drifted downward during the period, but we remained short relative to our peers, which slightly hurt performance. Bear in mind that this discussion reflects the funds' performance for only a one-year period. Over the longer term, our fund management strategy has been effective in producing results that are in line with the funds' benchmarks and superior to their category averages, as shown in the next section of this report.

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

Expenses may be partially absorbed by fund management. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

A portion of income may be subject to the alternative minimum tax (AMT) and, for the national funds, state and local income tax as well.

[1] Source for category information: Morningstar, Inc.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Schwab Tax-Free YieldPlus Fund™

Investor Shares Performance as of 8/31/05

This bar chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

■ Fund: **Investor Shares**   Ticker Symbol: SWYIX
■ Benchmark: **Lehman Brothers 1-Year Municipal Bond Index**
■ Fund Category: **Morningstar Municipal National Intermediate/Short Bond**



Since Inception (12/16/04)

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares compared with a similar investment in its benchmark.

■ $10,125 **Investor Shares**
■ $10,095 **Lehman Brothers 1-Year Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 8/31/05

This bar chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares** Ticker Symbol: SWYTX

■ Benchmark: **Lehman Brothers 1-Year Municipal Bond Index**

■ Fund Category: **Morningstar Municipal National Intermediate/Short Bond**



Since Inception (12/16/04)

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $50,650 **Select Shares**

■ $50,474 **Lehman Brothers 1-Year Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Tax-Free YieldPlus Fund

Fund Facts as of 8/31/05

Statistics	
Number of Holdings	100
Style Assessment[1]	
Interest Rate Sensitivity	Short
Credit Quality	High
30-Day SEC Yield[2]	
Investor Shares	2.26%
Select Shares	2.41%
30-Day SEC Yield–No Waiver[3]	
Investor Shares	2.20%
Select Shares	2.35%
Taxable-Equivalent Yield[4]	
Investor Shares	3.48%
Select Shares	3.71%
Weighted Average Maturity	0.9 yrs
Weighted Average Duration	0.7 yrs
Weighted Average Credit Quality	AA
Portfolio Turnover Rate	18%
Minimum Initial Investment	
Investor Shares ($1,000 for custodial accounts)	$2,500
Select Shares	$50,000

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 24.1% **Variable-Rate Demand Notes**
- 19.8% **Revenue Bonds**
- 16.6% **Put Bonds**
- 10.1% **Bond Anticipation Notes**
- 7.8% **Variable-Rate Tender Option Bonds**
- 6.1% **General Obligation Bonds**
- 5.2% **Tax-Exempt Commercial Paper**
- 4.9% **Tax & Revenue Aniticipation Notes**
- 5.4% **Other**

By Credit Quality[5]



- 30.6% **AAA**
- 8.5% **AA**
- 29.0% **A**
- 5.7% **BBB**
- 1.0% **BB**
- 25.2% **Short-Term Ratings Unrated Securities**

By Maturity



- 47.5% **0-6 Months**
- 19.7% **7-18 Months**
- 32.8% **More than 18 Months**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/05, and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. The yields do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[4] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest federal tax bracket (35.00%). Your tax rate may be different.

[5] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab Short/Intermediate Tax-Free Bond Fund™

Performance as of 8/31/05

Average Annual Total Returns[1,2]

This bar chart compares performance of the fund with its benchmark and Morningstar category.

- **Fund**   Ticker Symbol: SWITX
- Benchmark: **Lehman Brothers 3-Year Municipal Bond Index**
- Fund Category: **Morningstar Municipal Short Bond**



	1 Year	5 Years	10 Years
Fund	0.94%	3.97%	4.01%
Benchmark	0.84%	4.07%	4.33%
Fund Category	1.11%	3.35%	3.65%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

- $14,814 **Fund**
- $15,280 **Lehman Brothers 3-Year Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 8/31/05

Statistics	
Number of Holdings	59
Style Assessment[1]	
Interest Rate Sensitivity	Short
Credit Quality	High
30-Day SEC Yield[2]	2.71%
Taxable-Equivalent Yield[3]	4.17%
12-Month Distribution Yield[2]	2.75%
Weighted Average Maturity	3.5 yrs
Weighted Average Duration	3.1 yrs
Weighted Average Credit Quality	AAA
Portfolio Turnover Rate	8%
Minimum Initial Investment	$2,500
($1,000 for custodial accounts)	

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 53.8% **Revenue Bonds**
- 22.5% **General Obligation Bonds**
- 16.1% **Certificates of Participation**
- 4.2% **Variable-Rate Demand Notes**
- 2.2% **Put Bonds**
- 1.2% **Special Tax Bonds**

By Credit Quality[4]



- 76.4% **AAA**
- 11.9% **AA**
- 7.9% **A**
- 1.6% **BBB**
- 2.2% **Short-Term Ratings or Unrated Securities**

By Maturity



- 5.4% **0-6 Months**
- 2.0% **7-36 Months**
- 65.8% **37-60 Months**
- 26.8% **More than 60 Months**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/05 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 4.5 years; Medium, more than 4.5 years to less than seven years; Long, seven years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest federal tax bracket (35.00%). Your tax rate may be different.

[4] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab Long-Term Tax-Free Bond Fund™

Performance as of 8/31/05

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund with its benchmark and Morningstar category.

- ■ **Fund** Ticker Symbol: SWNTX
- ■ Benchmark: **Lehman Brothers General Municipal Bond Index**
- ■ Fund Category: **Morningstar Municipal National Long Bond**



The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

- ■ $17,596 **Fund**
- ■ $18,260 **Lehman Brothers General Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 8/31/05

Statistics	
Number of Holdings	56
Style Assessment[1]	
Interest Rate Sensitivity	Long
Credit Quality	High
30-Day SEC Yield[2]	3.90%
30-Day SEC Yield–No Waiver[3]	3.89%
Taxable-Equivalent Yield[4]	6.00%
12-Month Distribution Yield[2]	3.96%
Weighted Average Maturity	11.6 yrs
Weighted Average Duration	4.8 yrs
Weighted Average Credit Quality	AAA
Portfolio Turnover Rate	1%
Minimum Initial Investment	$2,500
($1,000 for custodial accounts)	

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 62.4% **Revenue Bonds**
- 26.2% **General Obligation Bonds**
- 4.9% **Certificates of Participation**
- 4.1% **Variable-Rate Demand Notes**
- 2.2% **Put Bonds**
- 0.2% **Other Investment Companies**

By Credit Quality[5]



- 78.3% **AAA**
- 10.2% **AA**
- 10.1% **A**
- 1.3% **BBB**
- 0.1% **Short-Term Ratings or Unrated Securities**

By Maturity



- 4.2% **0-1 Year**
- 20.6% **2-10 Years**
- 71.5% **11-20 Years**
- 3.7% **21-30 Years**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/05 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 4.5 years; Medium, more than 4.5 years to less than seven years; Long, seven years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[4] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest federal tax bracket (35.00%). Your tax rate may be different.

[5] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab California Tax-Free YieldPlus Fund™

Investor Shares Performance as of 8/31/05

Total Returns[1, 2]

This bar chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

■ Fund: **Investor Shares** Ticker Symbol: SWYKX
■ Benchmark: **Lehman Brothers 1-Year Municipal Bond Index**
■ Fund Category: **Morningstar Municipal California Intermediate/Short Bond**



Since Inception (12/16/04)

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares compared with a similar investment in its benchmark.

■ $10,097 **Investor Shares**
■ $10,095 **Lehman Brothers 1-Year Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 8/31/05

Total Returns[1, 2]

This bar chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares** Ticker Symbol: SWYCX

■ Benchmark: **Lehman Brothers 1-Year Municipal Bond Index**

■ Fund Category: **Morningstar Municipal California Intermediate/Short Bond**



Since Inception (12/16/04)

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $50,510 **Select Shares**

■ $50,474 **Lehman Brothers 1-Year Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 8/31/05

Statistics	
Number of Holdings	92
Style Assessment[1]	
Interest Rate Sensitivity	Short
Credit Quality	High
30-Day SEC Yield[2]	
Investor Shares	2.25%
Select Shares	2.40%
30-Day SEC Yield–No Waiver[3]	
Investor Shares	2.22%
Select Shares	2.37%
Taxable-Equivalent Yield[4]	
Investor Shares	3.86%
Select Shares	4.12%
Weighted Average Maturity	0.9 yrs
Weighted Average Duration	0.8 yrs
Weighted Average Credit Quality	AA
Portfolio Turnover Rate	52%
Minimum Initial Investment	
Investor Shares ($1,000 for custodial accounts)	$2,500
Select Shares	$50,000

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 29.3% **Revenue Bonds**
- 18.3% **Put Bonds**
- 14.4% **Variable-Rate Demand Notes**
- 12.1% **Variable-Rate Tender Option Bonds**
- 11.2% **General Obligation Bonds**
- 11.0% **Tax-Exempt Commercial Paper**
- 2.9% **Tax & Revenue Anticipation Notes**
- 0.7% **Revenue Anticipation Notes**
- 0.1% **Other Investment Companies**

By Credit Quality[5]



- 36.2% **AAA**
- 20.5% **AA**
- 26.4% **A**
- 2.0% **BBB**
- 14.9% **Short-Term Ratings or Unrated Securities**

By Maturity



- 31.8% **0-6 Months**
- 11.2% **7-18 Months**
- 19.0% **19-30 Months**
- 38.0% **More than 30 Months**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/05, and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. The yields do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[4] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest combined federal and California tax bracket (41.70%). Your tax rate may be different.

[5] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab California Short/Intermediate Tax-Free Bond Fund™

Performance as of 8/31/05

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund with its benchmark and Morningstar category.

- **Fund** Ticker Symbol: SWCSX
- Benchmark: **Lehman Brothers 3-Year Municipal Bond Index**
- Fund Category: **Morningstar Municipal California Intermediate/Short Bond**



10%
5%
0%
-5%
1.21%
0.84%
3.09%
3.69%
4.07%
4.39%
4.07%
4.33%
4.66%
1 Year
5 Years
10 Years

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

- $14,909 **Fund**
- $15,280 **Lehman Brothers 3-Year Municipal Bond Index**



$20,000
$15,000
$10,000
$5,000
8/95
8/97
8/99
8/01
8/03
8/05

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 8/31/05

Statistics

Number of Holdings	57
Style Assessment[1]	
Interest Rate Sensitivity	Short
Credit Quality	High
30-Day SEC Yield[2]	2.91%
Taxable-Equivalent Yield[3]	4.99%
12-Month Distribution Yield[2]	3.13%
Weighted Average Maturity	4.5 yrs
Weighted Average Duration	3.4 yrs
Weighted Average Credit Quality	AAA
Portfolio Turnover Rate	6%
Minimum Initial Investment	$2,500
($1,000 for custodial accounts)	

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 62.3% **Revenue Bonds**
- 16.8% **General Obligation Bonds**
- 14.4% **Certificates of Participation**
- 3.9% **Tax Allocation Bonds**
- 2.5% **Put Bonds**
- 0.1% **Variable-Rate Demand Notes**

By Credit Quality[4]



- 67.2% **AAA**
- 13.3% **AA**
- 15.5% **A**
- 1.5% **BBB**
- 2.5% **Short-Term Ratings or Unrated Securities**

By Maturity



- 1.1% **0-6 Months**
- 27.5% **7-36 Months**
- 32.2% **37-60 Months**
- 39.2% **More than 60 Months**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/05 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 4.5 years; Medium, more than 4.5 years to less than seven years; Long, seven years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest combined federal and California tax bracket (41.70%). Your tax rate may be different.

[4] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab California Long-Term Tax-Free Bond Fund™

Performance as of 8/31/05

This bar chart compares performance of the fund with its benchmark and Morningstar category.

■ **Fund** Ticker Symbol: SWCAX
■ Benchmark: **Lehman Brothers General Municipal Bond Index**
■ Fund Category: **Morningstar Municipal California Long Bond**



	1 Year	5 Years	10 Years
Fund	5.24%	6.02%	6.11%
Benchmark	5.31%	6.37%	6.20%
Fund Category	5.90%	5.53%	5.62%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

■ $18,102 **Fund**
■ $18,260 **Lehman Brothers General Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 8/31/05

Statistics	
Number of Holdings	77
Style Assessment[1]	
Interest Rate Sensitivity	Long
Credit Quality	High
30-Day SEC Yield[2]	4.25%
Taxable-Equivalent Yield[3]	7.27%
12-Month Distribution Yield[2]	4.21%
Weighted Average Maturity	16.1 yrs
Weighted Average Duration	5.6 yrs
Weighted Average Credit Quality	AA
Portfolio Turnover Rate[4]	8%
Minimum Initial Investment	$2,500
($1,000 for custodial accounts)	

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 75.3% **Revenue Bonds**
- 9.9% **Certificates of Participation**
- 6.8% **General Obligation Bonds**
- 4.6% **Tax Allocation Bonds**
- 1.6% **Variable-Rate Demand Notes**
- 1.6% **Special Tax Bond**
- 0.2% **Other Investment Companies**

By Credit Quality[4]



- 58.7% **AAA**
- 3.5% **AA**
- 21.7% **A**
- 14.5% **BBB**
- 1.6% **Short-Term Ratings or Unrated Securities**

By Maturity



- 2.9% **0-1 Year**
- 9.0% **2-10 Years**
- 61.7% **11-20 Years**
- 24.1% **21-30 Years**
- 2.3% **More than 30 Years**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/05 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 4.5 years; Medium, more than 4.5 years to less than seven years; Long, seven years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest combined federal and California tax bracket (41.70%). Your tax rate may be different.

[4] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Fund Expenses (unaudited)

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning March 1, 2005 and held through August 31, 2005, unless noted otherwise.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 3/1/05	Ending Account Value (Net of Expenses) at 8/31/05	Expenses Paid During Period 3/1/05 –8/31/05
Schwab Tax-Free YieldPlus Fund™				
Investor Shares				
Actual Return	0.45%	$1,000	$1,009.10	$2.28[2]
Hypothetical 5% Return	0.45%	$1,000	$1,022.94	$2.29[2]
Select Shares®				
Actual Return	0.34%	$1,000	$1,009.60	$1.72[2]
Hypothetical 5% Return	0.34%	$1,000	$1,023.49	$1.73[2]
Schwab Short/Intermediate Tax-Free Bond Fund™				
Actual Return	0.63%	$1,000	$1,010.30	$3.19[3]
Hypothetical 5% Return	0.63%	$1,000	$1,022.03	$3.21[3]
Schwab Long-Term Tax-Free Bond Fund™				
Actual Return	0.65%	$1,000	$1,016.40	$3.30[3]
Hypothetical 5% Return	0.65%	$1,000	$1,021.93	$3.31[3]

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Schwab and the investment adviser agreed to limit the fund's annual operating expense (excluding interest, taxes and certain non-routine expenses) to 0.00% through 5/1/05. Effective 5/2/05, this expense limit has changed to 0.64% for Investor Shares and 0.49% for Select Shares. Had these expense limits been effective for the entire six-month period ended 8/31/05, the "Expenses Paid During Period" would have been: $3.24 based on Actual Return and $3.26 based on Hypothetical 5% Return for the Investor Shares; and $2.48 based on Actual Return and $2.50 based on Hypothetical 5% Return for Select Shares, respectively.

[3] Expenses for each fund are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 365 days of the fiscal year.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 3/1/05	Ending Account Value (Net of Expenses) at 8/31/05	Expenses Paid During Period 3/1/05 –8/31/05
Schwab California Tax-Free YieldPlus Fund™				
Investor Shares				
Actual Return	0.47%	$1,000	$1,007.60	$2.38[2]
Hypothetical 5% Return	0.47%	$1,000	$1,022.84	$2.40[2]
Select Shares®				
Actual Return	0.34%	$1,000	$1,008.10	$1.72[2]
Hypothetical 5% Return	0.34%	$1,000	$1,023.49	$1.73[2]
Schwab California Short/ Intermediate Tax-Free Bond Fund™				
Actual Return	0.61%	$1,000	$1,009.10	$3.09[3]
Hypothetical 5% Return	0.61%	$1,000	$1,022.13	$3.11[3]
Schwab California Long-Term Tax-Free Bond Fund™				
Actual Return	0.60%	$1,000	$1,025.70	$3.06[3]
Hypothetical 5% Return	0.60%	$1,000	$1,022.18	$3.06[3]

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Schwab and the investment adviser agreed to limit the fund's annual operating expense (excluding interest, taxes and certain non-routine expenses) to 0.00% through 5/1/05. Effective 5/2/05, this expense limit has changed to 0.64% for Investor Shares and 0.49% for Select Shares. Had these expense limits been effective for the entire six-month period ended 8/31/05, the "Expenses Paid During Period" would have been: $3.24 based on Actual Return and $3.26 based on Hypothetical 5% Return for the Investor Shares; and $2.48 based on Actual Return and $2.50 based on Hypothetical 5% Return for Select Shares, respectively.

[3] Expenses for each fund are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 365 days of the fiscal year.

Schwab Tax-Free YieldPlus Fund™

Financial Statements

Financial Highlights

Investor Shares	12/16/04[1]–8/31/05
Per-Share Data ($)	
Net asset value at beginning of period	10.00
Income from investment operations:	
Net investment income	0.16
Net realized and unrealized losses	(0.03)
Total income from investment operations	0.13
Less distributions:	
Dividends from net investment income	(0.16)
Net asset value at end of period	9.97
Total return (%)	1.26[2]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses	0.37[3]
Gross operating expenses	0.69[3]
Net investment income	2.25[3]
Portfolio turnover rate	18[2]
Net assets, end of period ($ x 1,000,000)	30

[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Select Shares	12/16/04[1]– 8/31/05
Per-Share Data ($)	
Net asset value at beginning of period	10.00
Income from investment operations:	
Net investment income	0.16
Net realized and unrealized losses	(0.03)
Total income from investment operations	0.13
Less distributions:	
Dividends from net investment income	(0.16)
Net asset value at end of period	9.97
Total return (%)	1.31[2]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses	0.28[3]
Gross operating expenses	0.54[3]
Net investment income	2.33[3]
Portfolio turnover rate	18[2]
Net assets, end of period ($ x 1,000,000)	435

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

Portfolio Holdings as of August 31, 2005.

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

✚ Credit-enhanced security

◗ Liquidity-enhanced security

■ All or a portion of this security is held as collateral for futures contracts and delayed-delivery securities

▲ 144A security; restricted but deemed liquid

◆ Delayed-delivery security

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
102.7%	Municipal Bonds	477,479	476,721
0.0%	Other Investment Companies	134	134
102.7%	Total Investments	477,613	476,855
(2.7)%	Other Assets and Liabilities		(12,362)
100.0%	Net Assets		464,493

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Bonds 102.7% of net assets				
Fixed Rate Obligations 73.0%				
Alabama 2.3%				
✚■ **Huntsville Health Care Authoity** Revenue Bonds, Series 2005A	5.00%	03/03/08	10,000	**10,428**
Alaska 1.0%				
✚ **Alaska Housing Finance Corp.** General Mortgage Revenue Bonds, Series 1997A	5.90%	12/01/19	4,170	**4,391**
Arizona 1.5%				
Phoenix Civic Improvement Corp. *Wastewater System* Refunding Revenue Bonds, Series 2004B	5.00%	07/01/07	4,000	4,144
Pinal County Certificates of Participation, Series 2004	4.00%	12/01/06	1,435	1,448
Certificates of Participation, Series 2004	4.00%	12/01/07	1,150	1,164
				6,756

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
California 12.0%				
California Department of Water Resources Power Supply Revenue Bonds, Series 2002A	5.50%	05/01/08	1,180	1,251

California Pollution Control Financing Authority
Southern California Edison Co.
    Pollution Control Refunding Revenue Bonds,
    Series 1985A
	2.00%	03/01/06	500	497

Pollution Control Refunding Revenue Bonds, Series 1985C	2.00%	03/01/06	7,000	6,953
Pollution Control Refunding Revenue Bonds, Series 1986C	2.00%	03/01/06	2,400	2,384
California State				
‣ General Obligation CP Notes	2.58%	10/06/05	5,000	5,000
‣ General Obligation CP Notes	2.58%	10/07/05	10,000	10,000
+ Various Purpose General Obligation Bonds	8.00%	11/01/07	3,000	3,163
California Statewide Communities **Development Authority** *Kaiser Permanente* Revenue Bonds, Series 2001A	2.55%	01/04/07	8,500	8,437
‣ **Los Angeles Unified School District** County of Los Angeles 2004-2005 TRAN Series A	2.39%	09/01/05	15,000	15,000
+ **Santa Clara Valley Transportation Authority** *Measure A* Sales Tax Revenue Bonds, Series 2003	4.00%	10/02/06	3,000	3,033
				55,718
Colorado 0.6%				
Central Colorado Water Conservancy District *Well Augmentation Subdistrict* Limited Tax General Obligation Notes, Series 2005	3.88%	03/01/07	1,500	1,497
Colorado Health Facilities Authority *Evangelical Lutheran Good Samaritan Society* Health Facilities Revenue Bonds, Series 2000	6.00%	12/01/06	1,365	1,375
				2,872
Connecticut 0.5%				
Bristol Resource Recovery Facility Operating Committee *Covanta Bristol* Solid Waste Revenue Refunding Bonds, Series 2005	3.75%	07/01/06	2,035	**2,048**
District of Columbia 0.2%				
+ **District of Columbia Housing Finance Agency** *Housing Authority Modernization* Capital Program Revenue Bonds, Series 2005	5.00%	07/01/08	1,000	**1,052**
Florida 1.2%				
Escambia County Health Facilities Authority *Ascension Health Credit Group* Revenue Bonds, Series 2003A	5.00%	11/15/07	1,500	1,554

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Orlando				
Capital Improvement Special Revenue Bonds, Series 2005B	5.00%	04/01/08	2,460	2,580
✚ University of Florida Athletic Association, Inc.				
Athletic Program Revenue Bonds, Series 2005	3.30%	10/01/08	1,500	1,503
				5,637
Illinois 4.4%				
✚ Chicago Transportation Authority				
Douglas Branch				
Capital Grant Receipts Revenue Bonds, Series 2003A	4.25%	06/01/08	2,015	2,033
Illinois Finance Authority				
Resurrection Health Care				
Revenue Bonds, Series 2005A	3.75%	07/01/09	2,000	2,000
Revenue Bonds, Series 2005D	2.69%	05/15/35	6,115	6,115
Revenue Bonds, Series 2005E	3.05%	07/01/06	5,310	5,310
Illinois Health Facilities Authority				
Advocate Health Care Network				
Revenue Bonds, Series 2003B	2.30%	01/04/06	5,000	4,990
				20,448
Indiana 2.0%				
Indiana Health Facility Financing Authority				
Ascension Health Subordinate Credit Group				
Revenue Bonds, Series 2005 A-3	5.00%	05/01/08	6,000	6,268
Seymour				
Union Camp Corp.				
Economic Development Refunding Revenue Bonds, Series 1992	6.25%	07/01/12	2,670	2,996
				9,264
Kentucky 1.8%				
■ Northern Kentucky Water District				
Revenue Bond Anticipation Notes, Series 2005	3.25%	05/01/07	8,440	**8,440**
Louisiana 0.2%				
Calcasieu Parish Industrial Development Board, Inc.				
Occidental Petroleum Corp.				
Pollution Control Refunding Revenue Bonds, Series 2001	4.80%	12/01/06	1,000	**1,019**
Massachusetts 8.5%				
Fall River				
Bond Anticipation Notes	4.00%	07/26/06	10,000	10,068
Massachusetts				
◗ General Obligation CP Notes	2.68%	10/07/05	10,000	10,000
Consolidated Loan of 1992				
✚ General Obligation Bonds, Series D	8.00%	05/01/06	965	997
General Obligation Bonds, Series D	6.00%	05/01/08	2,320	2,484

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Massachusetts Health & Educational **Facilities Authority** *Caritas Christi Obligated Group*				
Revenue Bonds, Series A	5.25%	07/01/07	5,960	6,106
New Bedford				
Bond Anticipation Notes	3.00%	09/29/05	10,000	10,003
				39,658
Michigan 3.6%				
Detroit				
Revenue Anticipation Notes, Series 2005	4.00%	04/03/06	5,000	5,031
+ *Unlimited Tax*				
General Obligation Refunding Bonds, Series 2005A	5.00%	04/01/06	4,300	4,354
Kent Hospital Finance Authority *Spectrum Health*				
Revenue Refunding Bonds, Series 2005B	5.00%	07/15/11	5,000	5,388
Michigan State Hospital Finance Authority *Ascension Health*				
Revenue Bonds, Series 1999B4	5.38%	11/15/07	2,000	2,086
				16,859
Missouri 1.5%				
Kansas City International Airport General Improvement Airport Refunding				
Revenue Bonds, Series 2005H	5.00%	09/01/08	6,480	**6,791**
New Hampshire 1.5%				
Merrimack County				
Tax Anticipation Notes, Series 2005	3.35%	12/28/05	7,000	**7,001**
New Jersey 6.6%				
Hammonton				
Bond Anticipation Notes	3.00%	01/12/06	5,000	4,998
Jersey City				
School Promissory Notes, Series 2005A	3.25%	02/24/06	6,000	6,009
Real Property Tax Appeal				
General Obligation Refunding Notes, Series 2005B	3.50%	09/09/05	7,000	7,001
+ New Jersey Health Care Facilities Financing Authority *St. Clare's Hospital*				
Refunding Revenue Bonds, Series 2004B	5.00%	07/01/08	2,085	2,194
+■ New Jersey Transit Corp.				
Capital Grant Anticipation Notes, Series 2000B	5.75%	02/01/07	2,000	2,074
+ New Jersey Transportation Trust Fund Authority				
Transportation System Bonds, Series 2005C	5.00%	06/15/08	7,985	8,383
				30,659

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
New Mexico 2.1%				
Farmington				
Public Service Co. of NM-San Juan and Four Corners				
Pollution Control Refunding Revenue Bonds, Series 2003B	2.10%	04/01/06	5,000	4,961
+ *Southern California Edison Co. Four Corners*				
Pollution Control Refunding Bonds, Series 2005A	3.55%	04/01/10	4,850	4,874
				9,835
New York 5.0%				
Board of Cooperative Education Services				
Cattaraugus, Allegany, Erie & Wyoming Counties				
Revenue Anticipation Notes, Series 2005	3.50%	12/30/05	3,000	3,006
Metropolitan Transportation Authority				
Commuter Facilities				
Service Contract Bonds, Series 1987-3	7.38%	07/01/08	1,425	1,527
New York State Urban Development Corp.				
State Personal Income Tax				
Revenue Bonds, Series 2004-A4	2.25%	03/15/06	2,045	2,040
■ Revenue Bonds, Series 2004-A4	4.00%	03/15/07	1,000	1,016
New York City				
General Obligation Bonds, Series 2002E	5.00%	08/01/06	6,215	6,329
General Obligation Bonds, Series 2005H	5.00%	08/01/06	6,000	6,110
New York State Power Authority				
General Purpose Bonds, Series W	6.50%	01/01/08	2,820	2,926
				22,954
Ohio 0.4%				
Ohio State Water Development Authority				
Ohio-Edison Co.				
Pollution Control Revenue Refunding Bonds, Series 1999A	3.35%	06/01/06	2,000	**1,996**
Pennsylvania 4.4%				
Pennsylvania Higher Educational Facilities Authority				
University of Pennsylvania Health Services				
Revenue Bonds, Series 1996A	5.75%	01/01/06	6,055	6,172
Revenue Bonds, Series 2005A	4.00%	08/15/06	1,000	1,007
Philadelphia				
Tax Revenue Anticipation Notes, Series 2005-6A	4.00%	06/30/06	8,000	8,059
+ **Southcentral General Authority**				
Guaranteed Revenue Bonds, Series 2001	4.50%	12/01/08	5,000	5,220
				20,458
Puerto Rico 0.4%				
Puerto Rico				
Public Improvement Refunding Revenue Bonds, Series 2003C	5.00%	07/01/08	1,900	**1,981**

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
South Carolina 0.2%				
Richland County *International Paper Co.* Environmental Improvement Refunding Revenue Bonds, Series 2002A	4.25%	10/01/07	1,000	**1,012**
Tennessee 1.1%				
+ Metropolitan Nashville & Davidson County Health & Educational Facilities Board *Vanderbilt University* Revenue Bonds, Series 2005B	5.00%	04/01/08	5,000	**5,244**
Texas 8.2%				
+ Dallas Airport System Revenue Bonds, Series 2001	5.00%	04/01/07	6,000	6,183
+ North Texas Tollway Authority *Dallas North Tollway System* Refunding Revenue Bonds, Series 2003B	5.00%	07/01/08	3,000	3,136
Spring Independent School District				
+) Schoolhouse Bonds, Series 2005A	5.00%	08/15/08	5,000	5,245
+) Unlimited Tax Schoolhouse Bonds, Series 2005A	5.00%	08/15/06	3,000	3,053
Texas				
■ Tax Revenue Anticipation Notes, Series 2005	4.50%	08/31/06	15,000	15,225
+ Texas Municipal Power Authority Subordinate Lien Refunding Revenue Bonds, Series 2004A	6.00%	09/01/05	5,190	5,190
				38,032
Virginia 0.6%				
Russel County *Appalachian Power Co.* Pollution Control Refunding Revenue Bonds, Series I	2.70%	11/01/06	3,000	**2,970**
Washington 1.2%				
King County *Baseball Stadium* Limited Tax General Obligation Bonds, Series 1997D	5.60%	12/01/09	5,000	**5,359**
Variable Rate Obligations 29.7%				
Alaska 0.2%				
+ Valdez *Phillips Transportation Alaska, Inc.* Marine Terminal Revenue Bonds, Series 2002	3.03%	05/01/06	1,000	**1,000**

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Arizona 1.1%				
✛◗◆▲ Arizona School Facilities Board				
State School Trust				
Revenue Bonds, Series 2004A	2.53%	09/07/05	4,995	**4,995**
Florida 3.5%				
✛◗■▲ Florida Department of Transportation				
Turnpike Revenue Bonds, Series 2000A	2.53%	09/07/05	10,820	10,820
✛ Gulf Breeze				
Capital Funding Revenue Bonds, Series 1997A	3.14%	12/01/05	5,095	5,564
				16,384
Georgia 2.7%				
Burke County Development Authority				
Georgia Power Company Plant Vogtle				
Pollution Control Revenue Bonds, Third Series 1994	2.70%	09/30/05	5,000	5,000
✛■ Columbus Development Authority				
Foundation Properties				
Revenue Bonds, Series 2000	2.59%	09/07/05	3,845	3,845
Fulton County Development Authority				
General Motors Corp.				
Pollution Control Refunding Revenue Bonds, Series 1987	5.40%	09/07/05	3,525	3,525
				12,370
Louisiana 3.5%				
Louisiana Public Facility Authority				
Tiger Athletic Foundation				
✛◆ Revenue Bonds, Series 1999	2.84%	09/07/05	9,200	9,200
✛◆ Revenue Bonds, Series 2004	2.60%	09/07/05	7,200	7,200
				16,400
New York 0.5%				
New York City Municipal Water Finance Authority				
✛◗ Water & Sewer System Revenue Bonds, Series 1995A	2.25%	09/01/05	800	800
✛◗ Water & Sewer System, Revenue Bonds, Series 1994G	2.25%	09/01/05	500	500
◗ New York City Transitional Finance Authority				
Recovery Bonds Fiscal 2003, Series 2	2.25%	09/01/05	1,000	1,000
				2,300
North Carolina 9.0%				
✛ North Carolina Medical Care Commission				
Wake Forest University Health Sciences				
Health Care Facilities Revenue Bonds, Series 2002B	2.60%	09/30/05	41,860	**41,860**

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Ohio 3.9%				
+■◆ **Cuyahoga County**				
Hathaway Brown School				
Economic Development Revenue Bonds, Series 1999	2.52%	09/07/05	13,150	13,150
■ **Ohio Air Quality Development Authority**				
Cincinnati Gas and Electric Co.				
Air Quality Development Revenue Refunding Bonds, Series 1995A	2.42%	09/07/05	5,100	5,100
				18,250
Pennsylvania 2.2%				
Alleghany County Hospital Development Authority				
University of Pittsburgh Medical Center				
Revenue Bonds, Series 2004B-2	2.64%	09/07/05	10,225	**10,225**
Puerto Rico 0.3%				
+▶▲ **Puerto Rico**				
Public Improvement Bond, Series 2001A	2.52%	09/07/05	1,100	**1,100**
Texas 2.8%				
+■ **Amarillo Health Facility Corp.**				
Evangelical Lutheran Good Samaritan Society				
Health Facilities Revenue Refunding Bonds, Series 1997	2.54%	09/07/05	3,155	3,155
+▶◆▲ **Austin Electric, Water & Sewer System**				
Water & Wastewater Revenue Refunding Bonds, Series 2001A & B	2.40%	09/07/05	5,200	5,200
■ **Brazos River Harbor Navigation District**				
Dow Chemical Co.				
Environmental Facilities Revenue Bonds, Series 2002B-1	2.45%	09/01/05	3,500	3,500
Trinity River Authority				
General Motors Corp.				
Pollution Control Revenue Refunding Bonds, Series 1987	4.95%	09/07/05	1,100	1,100
				12,955

Security and number of shares

Other Investment Companies 0.0% of net assets	
Provident Institutional Funds— Muni Fund Portfolio 134,420	**134**

End of investments.

In addition to the above, the fund held the following at 8/31/05. All numbers are x 1,000 except number of futures contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Losses
5 Year, Short U.S. Treasury Note, expires 12/20/05	(60)	6,502	(62)
2 Year, Short U.S. Treasury Note, expires 12/30/05	(180)	37,277	(169)
			(231)

Statement of
Assets and Liabilities

As of August 31, 2005. All numbers are x 1,000 except NAV.

Assets

Investments, at value		$476,855
Receivables:		
Investments sold		5,207
Fund shares sold		1,131
Interest		4,023
Prepaid expenses	+	73
Total assets		**487,289**

Liabilities

Payables:		
Fund shares redeemed		540
Dividends to shareholders		202
Investments bought		21,832
Due to brokers for futures		107
Investment adviser and administrator fees		12
Transfer agent and shareholder fee		4
Accrued expenses	+	99
Total liabilities		**22,796**

Net Assets

Total assets		487,289
Total liabilities	–	22,796
Net assets		**$464,493**

Net Assets by Source

Capital received from investors	465,449
Net investment income not yet distributed	74
Net realized capital losses	(41)
Net unrealized capital losses	(989)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$29,876		2,995		$9.97
Select Shares	$434,617		43,585		$9.97

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $477,613.

Includes restricted but deemed liquid securities comprised of 144A securities worth $22,115 or 4.8% of the Fund's total net assets

Not counting short-term obligations, the fund's security transactions during the period were:

Purchases	$261,053
Sales/maturities	$27,234

The fund's total security transactions with other Schwab Funds during the period were $412,376.

These derive from investments and futures.

Federal Tax Data

Portfolio cost		$477,538
Net unrealized gains and losses:		
Gains		$286
Losses	+	(969)
		($683)

As of August 31, 2005:

Undistributed earnings:	
Tax-exempt income	$202
Long-term capital gains	$–
Deferred capital losses	$273

Reclassifications:	
Net investment income not yet distributed	($42)
Reclassified as:	
Net realized capital gains	$42

 See financial notes.

Statement of
Operations

For December 16, 2004 (commencement of operations)
through August 31, 2005. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Investment Income

Interest	**$6,517**

Calculated as a percentage of average daily net assets: 0.35% of the first $500 million and 0.30% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Net Realized Gains and Losses

Net realized losses on investments	(232)
Net realized gains on futures contracts	149
Net realized losses	**(83)**

Net Unrealized Gains and Losses

Net unrealized losses on investments		(758)
Net unrealized losses on short futures contracts	+	(231)
Net unrealized losses		**(989)**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the fund's assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

Expenses

Investment adviser and administrator fees		871
Transfer agent and shareholder service fees		
Investor Shares		43
Select Shares		232
Trustees' fees		8
Custodian and portfolio accounting fees		44
Professional fees		19
Registration fees		117
Shareholder reports		29
Other expenses	+	5
Total expenses		1,368
Expense reduction	−	653
Net expenses		**715**

For the fund's independent trustees only.

Includes $530 from the investment advisor (CSIM) and $118 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the annual operating expenses through November 15, 2005 as follows:

Share Class	% of Average Daily Net Assets
Investors Shares	0.64%
Select Shares	0.49%

This limit excludes interest, taxes and certain non-routine expenses.

For the period December 16, 2004 through May 1, 2005, the annual operating expenses were 0.00% for both Investors Shares and Select Shares.

Increase in Net Assets from Operations

Total investment income		6,517
Net expenses	−	715
Net investment income		**5,802**
Net realized losses		(83)
Net unrealized losses	+	(989)
Increase in net assets from operations		**$4,730**

These add up to a net loss on investments of $1,072.

Statements of
Changes in Net Assets

For the current report period only. Because the fund commenced operations on December 16, 2004, it has no prior report period. All numbers are x 1,000.

Unless stated, all numbers x 1,000.

Operations

		12/16/04–8/31/05
Net investment income		$5,802
Net realized losses		(83)
Net unrealized losses	+	(989)
Increase in net assets from operations		**4,730**

Distributions Paid

Dividends from Net Investment Income		
Investor Shares		382
Select Shares	+	5,304
Total dividends from net investment income		**$5,686**

The fund hereby designates 100% of its dividends for the current report period as tax-exempt interest dividends.

Transactions in Fund Shares

		12/16/04–8/31/05 SHARES	VALUE
Shares sold			
Investor Shares		4,884	$48,796
Select Shares	+	69,167	690,751
Total shares sold		**74,051**	**739,547**
Shares Reinvested			
Investor Shares		28	$283
Select Shares	+	394	3,934
Total shares reinvested		**422**	**$4,217**
Shares Redeemed			
Investor Shares		(1,917)	($19,139)
Select Shares	+	(25,976)	(259,176)
Total shares redeemed		**(27,893)**	**($278,315)**
Net transactions in fund shares		**46,580**	**$465,449**

Shares Outstanding and Net Assets

		12/16/04–8/31/05 SHARES	NET ASSETS
Beginning of period		–	$ –
Total increase	+	46,580	464,493
End of period		**46,580**	**$464,493**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $74 for the current period.

 See financial notes.

Schwab Short/Intermediate Tax-Free Bond Fund™

Financial Statements

Financial Highlights

	9/1/04– 8/31/05	9/1/03– 8/31/04	9/1/02– 8/31/03	9/1/01– 8/31/02	9/1/00– 8/31/01
Per-Share Data ($)					
Net asset value at beginning of period	10.69	10.59	10.63	10.42	10.08
Income from investment operations:					
Net investment income	0.29	0.29	0.30	0.35	0.39
Net realized and unrealized gains or losses	(0.19)	0.10	(0.04)	0.20	0.34
Total income from investment operations	0.10	0.39	0.26	0.55	0.73
Less distributions:					
Dividends from net investment income	(0.29)	(0.29)	(0.30)	(0.34)	(0.39)
Net asset value at end of period	10.50	10.69	10.59	10.63	10.42
Total return (%)	0.94	3.74	2.50	5.37	7.42
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.63	0.63	0.60	0.49	0.49
Gross operating expenses	0.63	0.63	0.63	0.70	0.73
Net investment income	2.73	2.73	2.83	3.29	3.84
Portfolio turnover rate	8	19	11	28	14
Net assets, end of period ($ x 1,000,000)	141	161	159	139	109

Portfolio Holdings as of August 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

✚ Credit-enhanced security

◗ Liquidity-enhanced security

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
97.8%	Municipal Bonds	136,294	138,158
0.0%	Other Investment Companies	21	21
97.8%	Total Investments	136,315	138,179
2.2%	Other Assets and Liabilities		3,052
100.0%	Net Assets		141,231

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Bonds 97.8% of net assets				
Fixed-Rate Obligations 93.7%				
Alabama 0.4%				
Mobile Industrial Development Board *International Paper Co.* Pollution Control Refunding Revenue Bonds, Series 1994A	4.65%	12/01/11	600	**621**
Arizona 5.5%				
✚ **Arizona State** Refunding Certificates of Participation, Series 2002B	5.00%	09/01/07	5,000	5,195
Catalina Foothills Unified School District #16				
✚ General Obligation Refunding Bonds, Series 2004	4.25%	07/01/06	1,235	1,249
✚ General Obligation Refunding Bonds, Series 2004	5.00%	07/01/07	1,315	1,363
				7,807
California 4.4%				
Alameda Public Financing Authority *1997 Revenue Bond Refinancing* Revenue Bonds, Series 1999	4.95%	09/02/07	2,065	2,109
California Department of Water Resources Power Supply Revenue Bonds, Series 2002A	5.50%	05/01/10	1,000	1,092

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
California Statewide Communities **Development Authority** *Kaiser Permanente* Revenue Bonds, Series 2002D	4.35%	03/01/07	3,000	3,050
				6,251
Colorado 1.4%				
+ Adams County School District #50 General Obligation Refunding Bonds, Series 2004	4.00%	12/01/07	2,000	**2,045**
Connecticut 0.7%				
+ Connecticut State General Obligation Refunding Bonds, Series 2004B	4.00%	12/01/09	1,000	**1,036**
District of Columbia 2.9%				

+ Washington D.C. Convention Center Authority
    Dedicated Tax Senior Lien Revenue Bonds,
    Series 1998
	5.00%	10/01/06	4,000	**4,086**

Georgia 4.9%				

+ Atlanta
    Airport General Revenue Refunding Bonds,
    Series 2003RF-A
	5.00%	01/01/10	3,660	3,916

Georgia State General Obligation Bonds, Series 2000D	6.00%	10/01/07	2,865	3,043
				6,959
Indiana 1.6%				
+ Lake County First Morgage Lease Revenue Bonds, Series 2000	5.25%	08/01/09	2,040	**2,196**
Kentucky 2.7%				
Kentucky Property & Building Commission *Project No. 71* Revenue Bonds	5.50%	08/01/09	3,500	**3,807**
Louisiana 1.1%				
+ New Orleans Refunding Certificates of Participation, Series 1998B	4.50%	12/01/05	1,600	**1,603**
Massachusetts 3.5%				

+ Massachusetts
    Special Obligation Revenue Bonds Consolidated Loan,
    Series 2002A
	5.00%	06/01/10	2,000	2,159

Massachusetts State General Obligation Refunding Bonds, Series 2001A	5.50%	01/01/11	2,500	2,762
				4,921

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Michigan 3.7%				
✚ Detroit				
Capital Improvement Bonds, Series 2002A	5.00%	04/01/07	1,000	1,031
✚ Wayne County				
Airport Refunding Revenue Bonds, Series 2002D	5.00%	12/01/10	3,900	4,168
				5,199
Missouri 1.5%				
✚ St. Louis Municipal Finance Corp.				
Leasehold Refunding Revenue Bonds, Series 2003	5.25%	07/15/10	2,000	**2,185**
Nevada 1.2%				
✚ Henderson				
Seven Hills				
Senior Limited Obligation Refunding Bonds, Series 2001A	4.63%	08/01/11	1,525	**1,631**
New Jersey 3.6%				
✚ Mercer County				
Regional Sludge Project				
Refunding Revenue Bonds, Series 2003	5.00%	12/15/09	1,300	1,396
✚ New Jersey Transit Corp.				
Certificates of Participation Federal Transit Administration Grants, Series 2000B	5.50%	09/15/07	3,500	3,664
				5,060
New Mexico 1.1%				
Farmington				
Pollution Control Refunding Revenue Bonds, Series 2003A	2.10%	04/01/06	1,500	**1,488**
New York 9.9%				
✚ Franklin County				
General Obligation Public Improvement Bonds, Series 1998	4.25%	11/01/06	715	727
New York City				
General Obligation Bonds, Fiscal 1999 Series H	4.75%	03/15/07	1,705	1,749
General Obligation Bonds, Fiscal 2003 Series J	5.00%	06/01/09	2,080	2,206
General Obligation Bonds, Fiscal 2003 Series A	5.25%	08/01/09	1,825	1,957
General Obligation Bonds, Fiscal 2003 Series B	5.25%	08/01/09	1,000	1,072
Refunded				
General Oblication Bonds, Fiscal 1999 Series H	4.75%	03/15/07	1,295	1,332
General Obligation Bonds, Fiscal 2003 Series J	5.00%	06/01/09	420	449
✚ New York State Thruway Authority				
Second General Highway & Bridge				
Trust Fund Bonds, Series 2003A	5.25%	04/01/12	4,000	4,442
				13,934

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
North Carolina 8.2%				
Charlotte				
Fiscal Year 2004 Equipment Acquisition Project				
Certificates of Participation, Series 2004C	4.00%	03/01/07	4,540	4,613
+ **Durham County**				
Enterprise System Revenue Bonds, Series 2002	5.00%	06/01/09	1,495	1,598
North Carolina Municipal Power Agency				
Catawaba Electric				
+ Revenue Bonds, Series 1995A	5.10%	01/01/07	2,000	2,054
+ Revenue Bonds, Series 1999A	5.75%	01/01/09	3,000	3,255
				11,520
Ohio 4.9%				
Ohio				
Higher Education Capital Facilities Bonds, Series II-2001A	5.50%	12/01/08	3,000	3,224
Administative Building Fund Projects				
State Facilities Bonds, Series 1998A	5.13%	10/01/06	3,580	3,663
				6,887
Oregon 2.0%				
+ **Oregon State**				
Department of Administrative Services				
Refunding Certificates of Participation, Series 2002C	5.00%	11/01/07	2,705	**2,817**
Pennsylvania 3.9%				
+ **Pennsylvania Industrial Development Authority**				
Economic Development Revenue Bonds, Series 1994	7.00%	07/01/07	1,000	1,071
+ **Philadelphia**				
Water & Wastewater Refunding Revenue Bonds, Series 2001B	5.50%	11/01/11	4,000	4,481
				5,552
Puerto Rico 1.5%				
+ **Puerto Rico Highway and Transportation Authority**				
Transportation Refunding Revenue Bonds, Series 2003H	5.00%	07/01/35	2,000	**2,151**
South Carolina 2.2%				
+ **Charleston County**				
Care Alliance Health Services				
Revenue Bonds, Series 1999A	4.25%	08/15/07	3,000	**3,068**
Texas 7.9%				
+ **Dallas Water & Sewer Utilities**				
Refunding & Improvement Revenue Bonds, Series 2003	5.00%	10/01/10	5,000	5,399

See financial notes.

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ Denton Utility System				
Refunding & Improvement Revenue Bonds, Series 2001	5.00%	12/01/12	2,030	2,178
Fort Worth				
General Purpose Improvement & Refunding Bonds, Series 2001	5.00%	03/01/10	1,090	1,169
+ Houston Port Authority				
Port Improvement General Obligation Bonds, Series 2001B	5.25%	10/01/10	2,205	2,383
				11,129
Washington 10.4%				
+ North Kitsap School District #400				
Unlimited Tax General Obligation Refunding Bonds, Series 2005	5.13%	12/01/16	4,650	5,197
+ Port of Seattle				
Passenger Facility Charge Revenue Bonds, Series 1998B	5.00%	12/01/07	1,395	1,444
+ Snohomish County				
Refunding Limited General Obligation Bonds	4.50%	12/01/12	1,920	2,016
+ Washington				
Department of Ecology State Office Building Project Refunding Certificates of Participation, Series 2001	4.75%	04/01/12	1,710	1,805
+ Washington Public Power Supply System				
Nuclear Project No. 2 Refunding Revenue Bonds, Series 1993A	5.70%	07/01/08	4,000	4,289
				14,751
Wisconsin 2.6%				
Wisconsin Health & Educational Facilities Authority				
Carroll College Revenue Bonds, Series 1998	4.80%	10/01/06	1,000	1,010
+ Wisconsin State				
Master Lease Certificates of Participation, Series 2002D	5.00%	09/01/07	2,500	2,594
				3,604
Variable Rate Obligations 4.1%				
California 0.1%				
+ California Department of Water Resources				
Power Supply Revenue Bonds, Series 2002B-2	2.35%	09/01/05	150	**150**
New York 4.0%				
+▶ New York City Municipal Water Finance Authority				
Water & Sewer System, Revenue Bonds, Series 1994G	2.25%	09/01/05	5,700	**5,700**

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 0.0% of net assets	
Provident Institutional Funds— Muni Fund Portfolio 21,421	**21**

End of investments.

Statement of
Assets and Liabilities

As of August 31, 2005. All numbers are x 1,000 except NAV.

Unless stated, all numbers are x 1,000.

Assets

Investments, at value	$138,179
Receivables:	
Investments sold	1,405
Fund shares sold	201
Interest	1,871
Prepaid expenses	+ 8
Total assets	**141,664**

The amortized cost of the fund's securities was $136,315.

Not counting short-term obligations, the fund's security transactions during the period were:

Purchases	$11,550
Sales/maturities	$28,758

The fund's total security transactions with other Schwab Funds during the period were $34,017.

Liabilities

Payables:	
Fund shares redeemed	285
Dividends to shareholders	106
Investment adviser and administrator fees	3
Transfer agent and shareholder service fees	3
Accrued expenses	+ 36
Total liabilities	**433**

Net Assets

Total assets	141,664
Total liabilities	− 433
Net assets	**$141,231**

Net Assets by Source

Capital received from investors	139,743
Net investment income not yet distributed	24
Net realized capital losses	(400)
Net unrealized capital gains	1,864

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$141,231		13,453		$10.50

Federal Tax Data

Portfolio cost	$136,292

Net unrealized gains and losses:	
Gains	$2,409
Losses	+ (522)
	$1,887

As of August 31, 2005:

Undistributed earnings:	
Tax-exempt income	$106
Long-term capital gains	$−

Unused capital losses:	
Expires 08/31 of:	
2009	$120
2010	+ 32
	$152

Deferred capital losses	$248

Reclassifications:	
Net investment income not yet distributed	($1)
Reclassified as:	
Net realized capital gains	$1

Statement of
Operations

For September 1, 2004 through August 31, 2005. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Investment Income

Interest	**$5,009**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Net Realized Gains and Losses

Net realized losses on investments	**(249)**

Net Unrealized Gains and Losses

Net unrealized losses on investments	**(2,537)**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

Expenses

Investment adviser and administrator fees		447
Transfer agent and shareholder service fees		373
Trustees' fees		9
Custodian and portfolio accounting fees		15
Professional fees		30
Registration fees		29
Shareholder reports		20
Other expenses	+	15
Total expenses		**938**

For the fund's independent trustees only.

Increase in Net Assets from Operations

Total investment income		5,009
Total expenses	−	938
Net investment income		**4,071**
Net realized losses		(249)
Net unrealized losses	+	(2,537)
Increase in net assets from operations		**$1,285**

CSIM and Schwab have guaranteed that the annual operating expenses (excluding interest, taxes and certain non-routine expenses) will not exceed 0.65% of the fund's average daily net assets through November 15, 2005.

These add up to a net loss on investments of $2,786.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Operations

	9/1/04–8/31/05	9/1/03–8/31/04
Net investment income	$4,071	$4,557
Net realized gains or losses	(249)	323
Net unrealized gains or losses +	(2,537)	303
Increase in net assets from operations	**1,285**	**5,183**

Distributions Paid

	9/1/04–8/31/05	9/1/03–8/31/04
Dividends from net investment income	**$4,067**	**$4,553**

The fund has designated 100% of its dividends for the current and prior report periods as tax-exempt interest dividends.

Transactions in Fund Shares

	9/1/04–8/31/05		9/1/03–8/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares sold	5,072	$53,709	9,625	$103,366
Shares reinvested	265	2,801	322	3,437
Shares redeemed +	(6,979)	(73,888)	(9,895)	(105,377)
Net transactions in fund shares	**(1,642)**	**($17,378)**	**52**	**$1,426**

Shares Outstanding and Net Assets

	9/1/04–8/31/05		9/1/03–8/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	15,095	$161,391	15,043	$159,335
Total increase or decrease +	(1,642)	(20,160)	52	2,056
End of period	**13,453**	**$141,231**	**15,095**	**$161,391**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $24 and $21 for the current and prior period, respectively.

Schwab Long-Term Tax-Free Bond Fund™

Financial Statements

Financial Highlights

	9/1/04–8/31/05	9/1/03–8/31/04	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01
Per-Share Data ($)					
Net asset value at beginning of period	11.33	11.04	11.05	10.87	10.24
Income from investment operations:					
Net investment income	0.45	0.45	0.45	0.49	0.50
Net realized and unrealized gains or losses	(0.08)	0.29	(0.01)	0.17	0.63
Total income from investment operations	0.37	0.74	0.44	0.66	1.13
Less distributions:					
Dividends from net investment income	(0.45)	(0.45)	(0.45)	(0.48)	(0.50)
Net asset value at end of period	11.25	11.33	11.04	11.05	10.87
Total return (%)	3.29	6.77	4.01	6.24	11.29
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.65	0.65	0.62	0.49	0.49
Gross operating expenses	0.66	0.66	0.65	0.74	0.74
Net investment income	3.98	4.00	4.06	4.49	4.73
Portfolio turnover rate	1	10	22	25	35
Net assets, end of period ($ x 1,000,000)	93	83	81	85	88

See financial notes.

Portfolio Holdings as of August 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

✚ Credit-enhanced security

◗ Liquidity-enhanced security

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
98.0%	Municipal Bonds	85,522	90,905
0.1%	Other Investment Companies	141	141
98.1%	Total Investments	85,663	91,046
1.9%	Other Assets and Liabilities		1,748
100.0%	Net Assets		92,794

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Bonds 98.0% of net assets				
Fixed-Rate Obligations 91.8%				
California 4.9%				
California Department of Water Resources Power Supply Revenue Bonds, Series 2002A	5.88%	05/01/16	2,000	2,275
California State Various Purpose General Obligation Bonds	5.25%	11/01/17	2,000	2,213
				4,488
Colorado 3.7%				
✚ **Colorado Department of Transportation** Transportation Revenue Anticipation Notes, Series 2002B	5.50%	06/15/15	2,000	2,307
✚ **Denver City & County** *Airport System* Revenue Refunding Bonds, Series 2002E	5.50%	11/15/15	1,000	1,094
				3,401
District of Columbia 2.4%				
✚ **District of Columbia** Certificates of Participation, Series 2003	5.50%	01/01/17	2,000	**2,246**
Florida 3.0%				
✚ **Escambia County Health Facilities Authority** *Ascension Health* Revenue Bonds, Series 1999A-2	5.75%	11/15/09	2,500	**2,767**

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Georgia 1.4%				
+ Fulton County Development Authority				
TUFF Morehouse				
Revenue Bonds, Series 2002A	5.50%	02/01/22	1,180	**1,306**
Hawaii 1.8%				
+ Hawaii				
General Obligation Bonds, Series 1999CT	5.88%	09/01/09	1,500	**1,669**
Indiana 1.1%				
+ Marion County Convention & Recreational Facilities Authority				
Excise Taxes Lease Revenue Refunding Senior Bonds, Series 2001A	5.00%	06/01/21	1,000	**1,053**
Kentucky 1.1%				
+ Jefferson County				
University Medical Center				
Health Facilities Revenue Bonds, Series 1997	5.25%	07/01/22	1,000	**1,040**
Maryland 0.3%				
Maryland Department of Housing & Community Development				
Housing Revenue Bonds, Series 1996A	5.88%	07/01/16	240	**249**
Michigan 9.1%				
Delta County Economic Development Corp.				
MeadWestvaco-Escanaba Paper Co. Project				
Environmental Improvement Revenue Refunding Bonds, Series 2002	6.25%	04/15/27	1,000	1,166
+ Detroit				
Water Supply System				
Revenue Refunding Senior Lien Bonds, Series 2003C	5.25%	07/01/16	2,620	2,905
+ Detroit School District				
School Building and Site Improvement Bonds, Series 2005A	5.00%	05/01/17	3,000	3,296
+ Wayne County Community College				
Improvement Bonds, Series 1999	5.50%	07/01/19	1,000	1,084
				8,451
Mississippi 4.8%				
+ Mississippi Hospital Equipment & Facilities Authority				
Mississippi Baptist Medical Center				
Revenue Refunding Bonds, Series 1995	6.00%	05/01/13	2,150	2,194
+ Walnut Grove Correctional Authority				
Walnut Grove Correctional Facility Project				
Certificates of Participation, Series 1999	6.00%	11/01/19	2,000	2,253
				4,447

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Nevada 4.8%				
✛ Nevada State				
Motor Vehicle Fuel Tax				
Highway Improvement Revenue Bonds, Series 2004	5.50%	12/01/18	2,000	2,279
✛ Nevada State Department of Business & Industry				
Las Vegas Monorail				
First Tier Revenue Bonds, Series 2000	5.63%	01/01/32	2,000	2,191
				4,470
New York 5.2%				
✛ Metropolitan Transportation Authority				
Transportation Revenue Refunding Bonds, Series 2002A	5.50%	11/15/18	2,000	2,250
New York City				
General Obligation Bonds Fiscal 2002, Series G	5.75%	08/01/16	1,325	1,489
General Obligation Bonds Fiscal 2005, Series B	5.25%	08/01/15	1,000	1,106
				4,845
Oregon 4.1%				
✛ Columbia River Peoples Utility District				
Electric System Revenue Obligations, Series 2000B	5.50%	12/01/19	1,180	1,293
✛ Morrow County School District				
General Obligation Bonds, Series 2001	5.63%	06/15/16	2,235	2,511
				3,804
Pennsylvania 3.9%				
Pennsylvania State Higher Education Facilities Authority				
University of Pennsylvania Health Services				
Revenue Bonds, Series 1996A	5.75%	01/01/17	2,000	2,039
✛ Seneca Valley Unified School District				
General Obligation Refunding Bonds, Series 1998AA	5.15%	02/15/20	1,500	1,564
				3,603
Rhode Island 0.0%				
Rhode Island Housing & Mortgage Finance Corp.				
Homeownership Opportunity Bonds, Series 10A	6.50%	10/01/22	20	**20**
Texas 18.0%				
✛ Austin Combined Utilities				
Revenue Refunding Bonds, Series 1997	5.13%	11/15/16	3,000	3,120
✛ Brazos River Authority				
Houston Industries				
Revenue Refunding Bonds, Series 1998A	5.13%	05/01/19	1,750	1,834
Conroe Independent School District				
✛ Unlimited Tax Schoolhouse & Refunding Bonds, Series 1997	5.25%	02/15/21	765	790
Refunded				
Unlimited Tax Schoolhouse & Refunding Bonds, Series 1997	5.25%	02/15/07	235	243

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ Dallas Fort Worth International Airport Joint Revenue Bonds, Series 2000A	6.00%	11/01/24	3,500	3,825
Harris County Permanent Improvement Refunding Bonds, Series 2004A	5.00%	10/01/18	1,885	2,048
+ Harris County Hospital District Revenue Refunding Bonds, Series 2000	6.00%	02/15/16	1,000	1,120
+ North Texas Tollway Authority Revenue Refunding Bonds, Series 2003C	5.00%	07/01/08	2,000	2,098
+ Texas Public Finance Authority *Texas Southern University* Revenue Refunding Bonds, Series 1998A-1	4.75%	11/01/17	1,545	1,597
				16,675
Vermont 2.4%				
+ Vermont Education and Health Buildings Financing Agency *Fletcher Allen Health Care* Hospital Revenue Bonds, Series 2000A	6.00%	12/01/23	2,000	**2,244**
Washington 19.8%				
+ Clark County School District Unlimited Tax General Obligation Bonds, Series 1999	5.50%	12/01/17	3,000	3,274
Kent School District # 415 Unlimited Tax General Obligation Refunding Bonds, Series 1993A	5.55%	12/01/11	500	557
King County Limited Tax General Obligation Bonds, Series 1997D	5.75%	12/01/11	3,500	3,774
+ *King Street Center* Lease Revenue Bonds, Series 1997	5.13%	06/01/17	1,000	1,041
+ North Kitsap School District # 400 Unlimited Tax General Obligation Refunding Bonds, Series 2005	5.13%	12/01/18	1,850	2,051
+ Ocean Shores Water and Sewer Revenue Bonds, Series 2001	5.50%	12/01/21	2,000	2,233
Washington State Health Care Facilities Authority + *Catholic Health Initiatives* Revenue Bonds, Series 2000A	6.00%	12/01/20	3,000	3,336
+ *Swedish Health System* Revenue Bonds, Series 1998	5.13%	11/15/18	2,000	2,106
				18,372
Variable Rate Obligations 6.2%				
Alaska 0.5%				
Valdez *Exxon Pipeline Co.* Marine Terminal Revenue Refunding Bonds, Series 1993A	2.20%	09/01/05	450	**450**

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
California 3.8%				
✛ California				
Economic Recovery Bonds, Series 2004C-6	2.20%	09/01/05	600	600
✛ California Department of Water Resources				
Power Supply Revenue Bonds, Series 2002B-2	2.35%	09/01/05	100	100
✛ Irvine Assessment District				
Limited Obligation Improvement Bonds, Series 2000	2.26%	09/01/05	265	265
✛ Natomas Union School District				
Certificates of Participation, Series B	5.00%	02/01/06	1,865	1,990
❯ Southern California Metropolitan Water District				
Water Revenue Bonds 2000 Authorization, Series 2000B-1	2.20%	09/01/05	600	600
				3,555
Mississippi 0.1%				
Jackson County				
Chevron USA				
Pollution Control Revenue Refunding Bonds, Series 1993	2.30%	09/01/05	150	**150**
New York 0.9%				
✛ Long Island Power Authority				
Electric System				
Subordinated Revenue Bonds, Series 2001 3-B	2.25%	09/01/05	700	700
✛❯ New York City				
General Obligation Bonds, Fiscal 2002 Series A-6	2.25%	09/01/05	100	100
				800
Wyoming 0.9%				
Uinta County				
Chevron USA Project				
Pollution Control Refunding Revenue Bonds, Series 1993	2.30%	09/01/05	800	**800**

Security and Number of Shares

Other Investment Companies 0.1% of net assets	
Provident Institutional Funds— Muni Fund Portfolio 141,278	**141**

End of investments.

Statement of
Assets and Liabilities

As of August 31, 2005. All numbers are x 1,000 except NAV.

Unless stated, all numbers are x 1,000.

Assets

Investments, at value	$91,046
Receivables:	
Investments sold	800
Fund shares sold	21
Interest	1,066
Prepaid expenses	+ 10
Total assets	**92,943**

The amortized cost of the fund's securities was $85,663.

Not counting short-term obligations, the fund's security transactions during the period were:

Purchases	$10,292
Sales/maturities	$974

The fund's total security transactions with other Schwab Funds during the period were $20,890.

Liabilities

Payables:	
Fund shares redeemed	20
Dividends to shareholders	94
Investment adviser and administrator fees	2
Transfer agent and shareholder service fees	2
Accrued expenses	+ 31
Total liabilities	**149**

Net Assets

Total assets	92,943
Total liabilities	− 149
Net assets	**$92,794**

Net Assets by Source

Capital received from investors	88,999
Net investment income not yet distributed	167
Net realized capital losses	(1,755)
Net unrealized capital gains	5,383

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$92,794		8,245		$11.25

Federal Tax Data

Portfolio cost	$85,497

Net unrealized gains and losses:

Gains	$5,592
Losses	+ (43)
	$5,549

As of August 31, 2005:

Undistributed earnings:

Tax-exempt income	$94
Long-term capital gains	$−

Unused capital losses:

Expires 08/31 of:	
2009	$1,755
Capital losses utilized	$8

Reclassifications:

Net investment income not yet distributed	($8)
Reclassified as:	
Net realized capital gains	$8

Statement of
Operations

For September 1, 2004 through August 31, 2005. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Investment Income

Interest	**$4,067**

Net Unrealized Gains and Losses

Net unrealized losses on investments	**(645)**

Expenses

Investment adviser and administrator fees		263
Transfer agent and shareholder service fees		220
Trustees' fees		8
Custodian and portfolio accounting fees		10
Professional fees		29
Registration fees		23
Shareholder reports		14
Other expenses	+	13
Total expenses		580
Expense reduction	−	9
Net expenses		**571**

Increase in Net Assets from Operations

Total investment income		4,067
Net expenses	−	571
Net investment income		**3,496**
Net unrealized losses	+	(645)
Increase in net assets from operations		**$2,851**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least November 15, 2005, to 0.65% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Operations

	9/1/04–8/31/05	9/1/03–8/31/04
Net investment income	$3,496	$3,302
Net realized gains	—	595
Net unrealized gains or losses +	(645)	1,340
Increase in net assets from operations	**2,851**	**5,237**

Distributions Paid

	9/1/04–8/31/05	9/1/03–8/31/04
Dividends from net investment income	**$3,468**	**$3,274**

The fund has designated 100% of its dividends for the current and prior report periods as tax-exempt interest dividends.

Transactions in Fund Shares

	9/1/04–8/31/05		9/1/03–8/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares sold	2,576	$29,116	2,619	$29,632
Shares reinvested	211	2,387	218	2,453
Shares redeemed +	(1,846)	(20,848)	(2,901)	(32,623)
Net transactions in fund shares	**941**	**$10,655**	**(64)**	**($538)**

Shares Outstanding and Net Assets

	9/1/04–8/31/05		9/1/03–8/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	7,304	$82,756	7,368	$81,331
Total increase or decrease +	941	10,038	(64)	1,425
End of period	**8,245**	**$92,794**	**7,304**	**$82,756**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $167 and $147 for the current and prior period, respectively.

Schwab California Tax-Free YieldPlus Fund™

Financial Statements

Financial Highlights

Investor Shares	12/16/04 [1]–8/31/05
Per-Share Data ($)	
Net asset value at beginning of period	10.00
Income from investment operations:	
Net investment income	0.15
Net realized and unrealized losses	(0.05)
Total income from investment operations	0.10
Less distributions:	
Dividends from net investment income	(0.15)
Net asset value at end of period	9.95
Total return (%)	0.98 [2]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses	0.40 [3]
Gross operating expenses	0.66 [3]
Net investment income	2.12 [3]
Portfolio turnover rate	52 [2]
Net assets, end of period ($ x 1,000,000)	19

[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Select Shares	12/16/04 [1]– 8/31/05
Per-Share Data ($)	
Net asset value at beginning of period	10.00
Income from investment operations:	
Net investment income	0.15
Net realized and unrealized losses	(0.05)
Total income from investment operations	0.10
Less distributions:	
Dividends from net investment income	(0.15)
Net asset value at end of period	9.95
Total return (%)	1.03 [2]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses	0.28 [3]
Gross operating expenses	0.51 [3]
Net investment income	2.21 [3]
Portfolio turnover rate	52 [2]
Net assets, end of period ($ x 1,000,000)	516

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

Portfolio Holdings as of August 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

✚ Credit-enhanced security

⬧ Liquidity-enhanced security

◼ All or a portion of this security is held as collateral for futures contracts and delayed-delivery security.

◆ Delayed-delivery security

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
99.1%	Municipal Bonds	530,949	530,652
0.1%	Other Investment Companies	585	585
99.2%	**Total Investments**	**531,534**	**531,237**
0.8%	**Other Assets and Liabilities**		4,279
100.0%	**Net Assets**		**535,516**

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Bonds 99.1% of net assets				
Fixed-Rate Obligations 72.6%				
California 72.0%				
✚◼ **Alameda County**				
Santa Rita Jail				
Refunding Certificates of Participation, Series 1993	5.38%	06/01/09	4,515	4,705
California Department of Water Resources				
Power Supply Revenue Bonds, Series 2002A	5.50%	05/01/07	1,325	1,376
Power Supply Revenue Bonds, Series 2002A	5.50%	05/01/08	8,125	8,613
✚ Power Supply Revenue Bonds, Series 2002A	5.50%	05/01/13	10,000	11,295
California Health Facilities Finance Authority				
Cedars-Sinai Medical Center				
Refunding Revenue Bonds, Series 2005	5.00%	11/15/08	1,000	1,052
Refunding Revenue Bonds, Series 2005	5.00%	11/15/10	2,035	2,182
California Infrastructure & Economic Development Bank				
J. David Gladstone Institutes				
Revenue Bonds, Series 2001	4.00%	10/01/06	2,015	2,037
Revenue Bonds, Series 2001	4.00%	10/01/07	2,000	2,029

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
California Pollution Control Financing Authority				
Southern California Edison Co.				
Pollution Control Refunding Revenue Bonds, Series 1985A	2.00%	03/01/06	1,200	1,192
Pollution Control Refunding Revenue Bonds, Series 1985B	2.00%	03/01/06	3,165	3,144
■ Pollution Control Refunding Revenue Bonds, Series 1985C	2.00%	03/01/06	5,500	5,463
Pollution Control Refunding Revenue Bonds, Series 1986C	2.00%	03/01/06	2,400	2,384
California State				
✚ Economic Recovery Bonds, Series 2004A	5.00%	07/01/12	3,950	4,344
Economic Recovery Bonds, Series 2004B-4	3.00%	07/01/07	1,000	1,001
Economic Recovery Bonds, Series 2004B-2	5.00%	07/01/07	15,000	15,546
✚ Federal Highway Grant Anticipation Bonds, Series 2004A	5.00%	02/01/08	1,360	1,427
◗ General Obligation	2.60%	11/09/05	10,000	9,999
■ General Obligation Bonds	5.25%	11/01/10	12,050	13,184
General Obligation Bonds, Series 2001	4.00%	11/01/05	1,000	1,002
General Obligation Bonds, Series 2002	5.25%	02/01/11	23,310	25,433
◗ General Obligation CP Notes	2.58%	10/06/05	15,000	15,000
✚ Various Purpose General Obligation Bonds	8.00%	11/01/07	4,100	4,323
■ Various Purpose General Obligation Bonds	5.00%	06/01/13	10,000	10,966
✚ **California State Public Works Board**				
University of California				
Lease Revenue Bonds, Series 1997C	5.50%	09/01/08	5,185	5,548
Butterfield State Office Complex				
Lease Revenue Bonds, Series 2005A	5.00%	06/01/07	3,285	3,400
Lease Revenue Bonds, Series 2005A	5.00%	06/01/08	4,515	4,742
Lease Revenue Bonds, Series 2005A	5.00%	06/01/09	1,940	2,059
✚ *Department of Corrections (State Prison-Coalinga)*				
Lease Refunding Revenue Bonds, Series 2004D	4.50%	12/01/07	3,550	3,680
California State University Channel Islands Financing Authority				
✚ *Channel Islands*				
Rental Housing Revenue Bonds, Series 2001	3.15%	08/01/08	5,105	5,122
✚■ *For-Sale Housing Construction*				
Revenue Bonds, 2004A	2.50%	08/01/07	15,750	15,622
✚ *Rental Housing & Town Center*				
Revenue Bonds, Series 2004A	2.50%	08/01/07	8,000	7,920
California Statewide Communities Development Authority				
✚ *Chadwick School*				
Revenue Bonds, Series 2002	2.25%	12/01/06	8,000	8,000
Daughters of Charity Health System				
Revenue Bonds, Series 2005F	5.00%	07/01/08	1,240	1,292
Revenue Bonds, Series 2005F	5.00%	07/01/09	2,330	2,455
Revenue Bonds, Series 2005F	5.00%	07/01/10	2,455	2,602
Revenue Bonds, Series 2005G	5.25%	07/01/11	1,000	1,078

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Huntington Memorial Hospital				
Revenue Bonds, Series 2005	5.00%	07/01/06	3,300	3,350
Revenue Bonds, Series 2005	5.00%	07/01/09	3,250	3,442
Kaiser Permanente				
Revenue Bonds, Series 2001A	2.55%	01/04/07	7,000	6,948
Revenue Bonds, Series 2002D	4.35%	03/01/07	2,500	2,542
Revenue Bonds, Series 2004G	2.30%	05/01/07	2,425	2,389
Revenue Bonds, Series 2004H	2.63%	05/01/08	1,345	1,321
✚ *Sweep Loan Program*				
CP Revenue Notes, Series 2005 A & B	2.34%	09/07/05	10,000	10,000
✚ *Vehicle License Fee*				
Revenue Anticipation Notes, Series 2005B-1	4.00%	11/15/06	3,500	3,550
✚ **Chula Vista Public Financing Authority**				
Refunding Revenue Bonds, Series 2005A	4.00%	09/01/12	2,980	3,100
Del Mar Race Track Authority				
◆ Revenue Bonds, Series 2005	4.00%	08/15/06	400	403
◆ Revenue Bonds, Series 2005	5.00%	08/15/07	250	258
◆ Revenue Bonds, Series 2005	5.00%	08/15/08	250	260
◆ Revenue Bonds, Series 2005	5.00%	08/15/09	500	525
◗ **East Bay Municipal Utility District**				
Water System CP	2.45%	09/06/05	6,000	6,000
Golden State Tobacco Securitization Corp.				
Enhanced Tobacco Settlement Asset-Backed Bonds, Series 2003B	5.00%	06/01/13	9,055	9,949
Enhanced Tobacco Settlement Asset-Backed Bonds, Series 2005A	5.00%	06/01/17	5,500	5,660
Los Angeles				
2005 TRAN	4.00%	06/30/06	15,000	15,142
Los Angeles Convention & Exhibition Center Authority				
Certificates of Participation, Series 1985	9.00%	12/01/05	6,270	6,362
✚ **Los Angeles County Capital Asset Leasing Corp.**				
Lease Revenue CP Notes	2.43%	09/06/05	5,000	5,000
Los Angeles County Metropolitan Transportation Authority				
✚ Second Subordinate Sales Tax Revenue CP Notes, Series A	2.45%	09/28/05	12,294	12,293
✚■ *Gold Line Eastside Extension*				
Capital Grant Receipts Revenue Bonds, Series 2005A	5.00%	10/01/11	21,000	22,766
✚■ **Los Angeles County Public Works Financing Authority**				
2005 Master Refunding				
Lease Refunding Revenue Bonds, Series 2005A	4.00%	12/01/06	10,000	10,148
Lease Refunding Revenue Bonds, Series 2005A	5.00%	12/01/08	1,000	1,064
✚◗ **Los Angeles Unified School District**				
Refunding Certificates of Participation, Series 2005C	4.00%	10/02/06	3,000	3,033
✚■ **Modesta Irrigation District Financing Authority**				
Refunding Revenue Bonds, Series A	6.00%	10/01/15	7,000	7,365

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ Orange County Public Financing Authority				
Lease Refunding Revenue Bonds, Series 2005	5.00%	07/01/10	7,155	7,749
+ Santa Barbara Redevelopment Agency				
Central City Redevelopment Tax Allocation Refunding Bonds Sr, Series 1995A	6.00%	03/01/08	3,400	3,553
+ Santa Clara				
Insurance Funding Bonds, Series 1987	3.00%	04/01/08	5,000	5,004
Santa Clara County Financing Authority				
Measure B				
Special Obligation Bonds, Series 2003	4.00%	08/01/06	3,000	3,029
Santa Clara Valley Transportation Authority				
Measure A				
+ Sales Tax Revenue Bonds, Series 2003	4.00%	10/02/06	6,000	6,066
+ Sales Tax Revenue Bonds, Series 2004B	5.00%	10/02/06	6,000	6,129
				385,617
Puerto Rico 0.6%				
Puerto Rico				
Public Improvement Refunding Revenue Bonds, Series 2003C	5.00%	07/01/08	3,000	**3,128**
Variable Rate Obligations 26.5%				
California 22.4%				
+▶■ Association of Bay Area Governments				
Lease Purchase Program				
Lease Revenue Pass-Through Obligations, Series 2003A	2.58%	09/07/05	7,000	7,000
California				
▶ Economic Recovery Bonds, Series 2004C-4	2.23%	09/07/05	2,000	2,000
▶■ Economic Recovery Bonds, Series 2004A	2.39%	09/07/05	10,000	10,000
+▶ Economic Recovery Bonds, Series 2004C-12	2.27%	09/07/05	2,400	2,400
+▶ Economic Recovery Bonds, Series 2004C-15	2.30%	09/07/05	2,135	2,135
+ California Department of Water Resources				
Power Supply Revenue Bonds, Series 2002B-2	2.35%	09/01/05	12,300	12,300
+▶■ California Department Water Resources				
Central Valley Water				
Water System Revenue Bonds, Series AD	2.06%	09/07/05	32,152	32,152
+ Diamond Bar Public Financing Authority				
Community/Senior Center				
Lease Revenue Bonds, Series 2002A	2.45%	09/07/05	3,945	3,945
+▶ Fontana Unified School District				
2004 School Facility Bridge Funding Program				
Certificates of Participation, Series 2004B	3.00%	09/07/05	1,250	1,250
+■ Irvine				
Capital Improvement				
Lease Revenue Bonds, Series 1985	2.42%	09/07/05	11,330	11,330

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚ Irvine Assessment District # 04-20				
Limited Obligation Improvement Bonds, Series A	2.20%	09/01/05	11,000	11,000
✚▶■ Mount San Jacinto Winter Park Authority				
Palm Springs Aerial Tramway				
Certificates of Participation, Series 1998	2.45%	09/07/05	3,835	3,835
✚ Orange County				
Vintage Woods				
Apartment Development Refunding Revenue Bonds, Series 1998H	2.44%	09/07/05	3,500	3,500
▶ Orange County Sanitation District				
Refunding Certificates of Participation, Series 2000B	2.20%	09/01/05	2,730	2,730
✚▶ Pittsburg Redevelopment Agency				
Los Medanos Community Development				
Subordinate Tax Allocation Bonds, Series 2004A	2.22%	09/01/05	14,165	14,165
				119,742
Puerto Rico 4.1%				
Puerto Rico				
✚▶■ Public Improvement Bond, Series 2001A	2.52%	09/07/05	11,335	11,335
✚▶ Public Improvement Bonds, Series 2000	2.49%	09/07/05	1,930	1,930
✚▶ Public Improvement Bonds, Series 2001B	2.51%	09/07/05	5,000	5,000
✚▶ Puerto Rico Public Buildings Authority				
Government Facilities Revenue Bonds, Series B	2.51%	09/07/05	3,900	3,900
				22,165

Security and number of shares

Other Investment Companies 0.1% of net assets		
Provident Institutional Funds— California Money Fund Portfolio 584,776		**585**

End of investments.

In addition to the above, the fund held the following at 8/31/05. All numbers are x 1,000 except number of futures contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Losses
5 Year, Short U.S. Treasury Note, expires 12/20/05	(655)	70,986	(681)
2 Year, Short U.S. Treasury Note, expires 12/30/05	(165)	18,493	(205)
10 Year, Short U.S. Treasury Note, expires 12/20/05	(350)	72,483	(328)
			(1,214)

Statement of
Assets and Liabilities

As of August 31, 2005. All numbers are x 1,000 except NAV.

Assets

Investments, at value	$531,237
Cash	667
Receivables:	
Investments sold	324
Fund shares sold	3,145
Interest	3,847
Prepaid expenses	+ 4
Total assets	**539,224**

Liabilities

Payables:	
Fund shares redeemed	1,365
Dividends to shareholders	227
Investments bought	1,444
Due to brokers for futures	543
Investment adviser and administrator fee	14
Transfer agent and shareholder services fees	5
Accrued expenses	+ 110
Total liabilities	**3,708**

Net Assets

Total assets	539,224
Total liabilities	− 3,708
Net assets	**$535,516**

Net Assets by Source

Capital received from investors	537,484
Net investment income not yet distributed	76
Net realized capital losses	(533)
Net unrealized capital losses	(1,511)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$19,068		1,916		$9.95
Select Shares	$516,448		51,886		$9.95

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $531,534.

Not counting short-term obligations, the fund's security transactions during the period were:

Purchases	$408,379
Sales/maturities	$99,029

The fund's total security transactions with other Schwab Funds during the period were $547,428.

These derive from investments and futures.

Federal Tax Data

Portfolio cost	$531,458
Net unrealized gains and losses:	
Gains	$816
Losses	+ (1,037)
	($221)
As of August 31, 2005:	
Undistributed earnings:	
Tax-exempt income	$227
Long-term capital gains	$—
Deferred capital losses	$1,747

 See financial notes.

Statement of
Operations

From December 16, 2004 (commencement of operations) through August 31, 2005. All numbers are x 1,000.

Investment Income

Interest		**$ 7,340**

Net Realized Gains and Losses

Net realized losses on investments		(978)
Net realized gains on futures sold	+	445
Net realized losses		**(533)**

Net Unrealized Gains and Losses

Net unrealized losses on investments		(297)
Net unrealized losses on futures contracts	+	(1,214)
Net unrealized losses		**(1,511)**

Expenses

Investment adviser and administrator fees		1,028
Transfer agent and shareholder service fees		
Investor Shares		26
Select Shares		284
Trustees' fees		8
Custodian and portfolio accounting fees		48
Professional fees		19
Registration fees		65
Shareholder reports		30
Other expenses	+	4
Total expenses		1,512
Expense reduction	–	676
Net expenses		**836**

Increase in Net Assets from Operations

Total investment income		7,340
Net expenses	–	836
Net investment income		**6,504**
Net realized losses		(533)
Net unrealized losses	+	(1,511)
Increase in net assets from operations		**$ 4,460**

Unless stated, all numbers x 1,000.

Calculated as a percentage of average daily net assets: 0.35% of the first $500 million and 0.30% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the fund's assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $539 from the investment advisor (CSIM) and $132 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the annual operating expenses through November 15, 2005 as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.64%
Select Shares	0.49%

This limit excludes interest, taxes and certain non-routine expenses.

For the period December 16, 2004 through May 1, 2005, the annual operating expenses were 0.00% for both Investors Shares and Select Shares.

These add up to a net loss on investments of $2,044.

See financial notes.

Statements of
Changes in Net Assets

For the current report period only. Because the fund commenced operations on December 16, 2004, it has no prior report period. All numbers are x 1,000.

Unless stated, all numbers x 1,000.

Operations

	12/16/04–8/31/05
Net investment income	$6,504
Net realized losses	(533)
Net unrealized losses	+ (1,511)
Increase in net assets from operations	**4,460**

Distributions Paid

Dividends from Net Investment Income

Investor Shares	215
Select Shares	+ 6,213
Total dividends from net investment income	**$6,428**

The fund hereby designates 100% of its dividends for the current report period as tax-exempt interest dividends.

Transactions in Fund Shares

	12/16/04–8/31/05	
	SHARES	VALUE
Shares sold		
Investor Shares	2,663	$26,571
Select Shares	+ 76,735	766,122
Total shares sold	**79,398**	**$792,693**
Shares Reinvested		
Investor Shares	13	$133
Select Shares	+ 464	4,620
Total shares reinvested	**477**	**$4,753**
Shares Redeemed		
Investor Shares	(760)	($7,577)
Select Shares	+ (25,313)	(252,385)
Total shares redeemed	**(26,073)**	**($259,962)**
Net transactions in fund shares	**53,802**	**$537,484**

Figures for shares represent shares sold plus shares reinvested minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Shares Outstanding and Net Assets

	12/16/04–8/31/05	
	SHARES	NET ASSETS
Beginning of period	–	$ –
Total increase	+ 53,802	535,516
End of period	**53,802**	**$535,516**

Includes net investment income not yet distributed in the amount of $76 for the current period.

Schwab California Short/Intermediate Tax-Free Bond Fund™

Financial Statements

Financial Highlights

	9/1/04–8/31/05	9/1/03–8/31/04	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01
Per-Share Data ($)					
Net asset value at beginning of period	10.63	10.57	10.66	10.51	10.22
Income from investment operations:					
Net investment income	0.33	0.31	0.32	0.34	0.40
Net realized and unrealized gains or losses	(0.20)	0.06	(0.09)	0.15	0.29
Total income from investment operations	0.13	0.37	0.23	0.49	0.69
Less distributions:					
Dividends from net investment income	(0.33)	(0.31)	(0.32)	(0.34)	(0.40)
Net asset value at end of period	10.43	10.63	10.57	10.66	10.51
Total return (%)	1.21	3.59	2.15	4.66	6.95
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.61	0.61	0.58	0.49	0.49
Gross operating expenses	0.61	0.61	0.60	0.66	0.67
Net investment income	3.10	2.97	2.96	3.29	3.83
Portfolio turnover rate	6	17	11	17	30
Net assets, end of period ($ x 1,000,000)	136	164	174	184	145

Portfolio Holdings as of August 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

✚ Credit-enhanced security

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
98.9%	Municipal Bonds	131,248	134,257
0.0%	Other Investment Companies	58	58
98.9%	Total Investments	131,306	134,315
1.1%	Other Assets and Liabilities		1,476
100.0%	Net Assets		135,791

Issuer Project Type of security, series	Rate	Maturity date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Bonds 98.9% of net assets				
Fixed-Rate Obligations 98.8%				
California 94.2%				
Alameda County				
Refunding & Capital Projects				
✚ Certificates of Participation, Series 1998A	5.00%	12/01/06	3,480	3,574
✚ Certificates of Participation, Series 2001A	5.38%	12/01/09	5,000	5,471
✚ **Association of Bay Area Governments**				
Brandeis Hillel Day School				
Revenue Bonds, Series 2001	3.75%	08/01/31	4,000	4,031
✚ **Burbank Unified School District**				
1997 Election				
General Obligation Bonds, Series C	3.00%	08/01/06	1,820	1,824
California Department of Water Resources				
Power Supply Revenue Bonds, Series 2002A	5.50%	05/01/10	1,315	1,436
California Health Facilities Finance Authority				
Kaiser Permanente				
Revenue Bonds, Series 1998B	5.00%	10/01/08	2,500	2,655
California State				
✚ Economic Recovery Bonds Series 2004A	5.25%	07/01/14	3,000	3,383
General Obligation Bonds, Series 1992	6.30%	09/01/06	2,235	2,309
✚ General Obligation Bonds, Series 1998	5.50%	12/01/11	1,665	1,872
General Obligation Bonds, Series 2002	5.25%	02/01/11	3,500	3,819
✚ General Obligation Refunding Bonds, Series 2002	5.00%	02/01/12	4,000	4,377

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
California State Public Works Board				
✚ Energy Efficiency Revenue Refunding Bonds, Series 1998B	4.00%	09/01/06	1,155	1,167
Regents of the University of California Lease Revenue Refunding Bonds, Series 1998A	5.25%	12/01/07	2,000	2,105
✚ *UCLA Replacement Hospitals* Lease Revenue Bonds, Series 2002A	4.75%	10/01/09	3,005	3,193
California Statewide Communities Development Authority				
Kaiser Permanente Revenue Bonds, Series 2002D	4.35%	03/01/07	2,000	2,033
✚ *Sherman Oaks* Revenue Refunding Bonds, Series 1998A	5.00%	08/01/06	2,500	2,548
✚ **El Dorado County Public Agency Financing Authority** Revenue Bonds, Series 1996	5.60%	02/15/12	3,000	3,099
Fremont Union High School District				
Election of 1998 General Obligation Bonds, Series 2000B	5.75%	09/01/08	1,520	1,644
Golden State Tobacco Securitization Corp.				
Enhanced Tobacco Settlement Asset-Backed Bonds, Series 2005A	5.00%	06/01/19	2,500	2,618
Intermodal Container Transfer Facility Joint Powers Authority				
✚ Refunding Revenue Bonds, Series 1999A	5.00%	11/01/08	1,210	1,287
✚ Refunding Revenue Bonds, Series 1999A	5.00%	11/01/09	1,375	1,484
Long Beach				
Harbor Revenue Bonds, Series 2000A	5.50%	05/15/10	4,000	4,325
✚ **Los Angeles**				
American Academy of Dramatic Arts Certificates of Participation, Series 2000A	4.70%	11/01/05	1,300	1,304
Los Angeles Community Redevelopment Agency				
✚ Pooled Financing Refunding Bonds, Series 1998F	5.00%	09/01/07	810	844
Bunker Hill Project Subordinate Lien Tax Allocation Bonds, Series 2004	4.00%	03/01/10	1,950	1,958
✚ *Vermont Manchester Social Services* Lease Revenue Bonds, Series 2005	5.00%	09/01/14	1,995	2,184
✚ **Los Angeles County Metropolitan Transportation Authority**				
Gold Line Eastside Extension Capital Grant Receipts Revenue Bonds, Series 2005A	5.00%	10/01/11	4,000	4,336
✚ **Los Angeles State Building Authority**				
California Department of General Services Lease Revenue Refunding Bonds, Series 1993A	5.63%	05/01/11	3,500	3,843
Los Angeles Unified School District				
1997 Election General Obligation Bonds, Series 2000D	5.50%	07/01/10	4,000	4,408
Northern California Power Agency				
Geothermal 3 Refunding Revenue Bonds, Series 1993A	5.60%	07/01/06	2,000	2,047

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Oakland				
Oakland Museum				
✚ Refunding Certificates of Participation, Series 2002A	5.00%	04/01/10	2,015	2,181
✚ Refunding Certificates of Participation, Series 2002A	5.00%	04/01/11	1,460	1,594
✚ Oceanside Community Development Commission				
Vista Del Oro Apartments				
Multi-Family Rental Housing Refunding Revenue Bonds, Series 2001A	4.45%	04/01/31	1,250	1,306
✚ Orange County				
Recovery Certificates of Participation, Series 1996A	6.00%	07/01/08	3,000	3,252
✚ Port of Oakland				
Revenue Bonds, Series 2000K	5.50%	11/01/08	3,000	3,194
✚ Rancho California Water District Financing Authority				
Refunding Revenue Bonds, Series 1995	5.88%	11/01/10	1,500	1,537
✚ Redding Joint Powers Financing Authority				
Electric System Revenue Bonds, Series 1996A	5.50%	06/01/11	2,000	2,077
Riverside				
Capital Improvement Projects				
✚ Certificates of Participation, Series 2003	5.00%	09/01/14	1,470	1,628
✚ Certificates of Participation, Series 2003	5.00%	09/01/15	1,545	1,696
✚ Riverside County Asset Leasing Corp.				
Riverside County Hospital				
Leasehold Revenue Bonds, Series 2003A	5.00%	06/01/09	2,555	2,720
Sacramento Finance Authority				
Refunding Revenue Bonds, Series 2002	4.50%	07/01/08	2,865	2,963
✚ San Bernardino County				
Multi-Family Housing Refunding Revenue Bonds, Series 2001A	4.45%	05/01/31	1,300	1,379
✚ San Diego Unified School District				
1998 Election				
General Obligation Bonds, Series 2004F	5.00%	07/01/15	1,095	1,212
San Francisco Airports Commission				
San Francisco International Airport				
✚ Second Series Revenue Bonds, Issue 15A	5.50%	05/01/09	2,000	2,137
✚ Second Series Revenue Bonds, Issue 22	5.25%	05/01/11	3,065	3,236
San Francisco Bay Area Transit Financing Authority				
Bridge Toll Notes, Series 1999	5.00%	02/01/07	500	510
San Francisco State University				
Auxiliary Organization				
Student Housing Revenue Bonds, Series 1999	5.00%	07/01/08	400	414
✚ San Jose				
Airport Revenue Refunding Bonds, Series 2002B	5.00%	03/01/11	2,625	2,801
✚ San Jose Redevelopment Agency				
Merged Area Redevelopment				
Tax Allocation Bonds, Series 2002	4.00%	08/01/10	5,000	5,208

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ Santa Clara County Financing Authority				
VMC Facility				
Lease Revenue Bonds, Series 1994A	7.75%	11/15/10	1,000	1,211
+ Temecula Valley Unified School District				
General Obligation Refunding Bonds, Series 2004	6.00%	08/01/07	1,000	1,059
Vernon				
Malburg Generating Station				
+ Electric System Revenue Bonds, Series 2003C	5.00%	04/01/11	1,320	1,390
+ Electric System Revenue Bonds, Series 2003C	5.25%	04/01/15	1,905	2,018
				127,901
Puerto Rico 4.6%				
+ Puerto Rico Aqueduct & Sewerage Authority				
Refunding Bonds, Series 1995	6.00%	07/01/06	3,000	3,079
+ Puerto Rico Electric Power Authority				
Power Revenue Refunding Bonds, Series CC	5.50%	07/01/08	3,000	3,177
				6,256
Variable Rate Obligations 0.1%				
California 0.1%				
+ California Department of Water Resources				
Power Supply Revenue Bonds, Series 2002B-2	2.35%	09/01/05	100	**100**

Security and number of shares

Other Investment Companies 0.0% of net assets		
Provident Institutional Funds - California Money Fund Portfolio	58,328	**58**

End of investments.

Statement of
Assets and Liabilities

As of August 31, 2005. All numbers are x 1,000 except NAV.

Assets

Investments, at value	$134,315
Receivables:	
Fund shares sold	30
Interest	1,637
Prepaid expenses	+ 2
Total assets	**135,984**

Liabilities

Payables:	
Fund shares redeemed	35
Dividends to shareholders	113
Investment adviser and administrator fees	3
Transfer agent and shareholder service fees	3
Accrued expenses	+ 39
Total liabilities	**193**

Net Assets

Total assets	135,984
Total liabilities	− 193
Net assets	**$135,791**

Net Assets by Source

Capital received from investors	132,848
Net investment income not yet distributed	8
Net realized capital losses	(74)
Net unrealized capital gains	3,009

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$135,791		13,018		$10.43

Unless stated, all numbers are x 1,000.

The amortized cost of the fund's securities was $131,306.

Not counting short-term obligations, the fund's security transactions during the period were:

Purchases	$9,095
Sales/maturities	$24,170

The fund's total security transactions with other Schwab Funds during the period were $35,870.

Federal Tax Data

Portfolio cost	$131,297
Net unrealized gains and losses:	
Gains	$3,167
Losses	+ (149)
	$3,018
As of August 31, 2005:	
Undistributed earnings:	
Tax-exempt income	$113
Long-term capital gains	$—
Unused capital losses:	
Expires 08/31 of:	
2008	$28
2012	10
2013	+ 22
	$60
Deferred capital losses	$14
Reclassifications:	
Net investment income not yet distributed	($4)
Reclassified as:	
Net realized capital gains	$4

 See financial notes.

Statement of
Operations

For September 1, 2004 through August 31, 2005. All numbers are x 1,000.

Investment Income

Interest	**$5,581**

Net Realized Gains and Losses

Net realized losses on investments	**(18)**

Net Unrealized Gains and Losses

Net unrealized losses on investments	**(2,927)**

Expenses

Investment adviser and administrator fees		451
Transfer agent and shareholder service fees		376
Trustees' fees		8
Custodian and portfolio accounting fees		15
Professional fees		31
Registration		3
Shareholder reports		17
Other expenses	+	16
Total expenses		**917**

Increase in Net Assets from Operations

Total investment income		5,581
Total expenses	−	917
Net investment income		**4,664**
Net realized losses		(18)
Net unrealized losses	+	(2,927)
Increase in net assets from operations		**$1,719**

Unless stated, all numbers are x 1,000.

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

CSIM and Schwab have guaranteed that the annual operating expenses (excluding interest, taxes and certain non-routine expenses) will not exceed 0.65% of the fund's average daily net assets through November 15, 2005.

These add up to a net loss on investments of $2,945.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Operations

		9/1/04–8/31/05	9/1/03–8/31/04
Net investment income		$4,664	$5,034
Net realized losses		(18)	(47)
Net unrealized gains or losses	+	(2,927)	896
Increase in net assets from operations		**1,719**	**5,883**

Distributions Paid

Dividends from net investment income	**$4,662**	**$5,029**

The fund has designated 100% of its dividends for the current and prior report periods as tax-exempt interest dividends.

Transactions in Fund Shares

		9/1/04–8/31/05		9/1/03–8/31/04	
		SHARES	VALUE	SHARES	VALUE
Shares sold		2,259	$23,744	4,542	$48,371
Shares reinvested		312	3,282	361	3,835
Shares redeemed	+	(4,934)	(51,844)	(5,948)	(63,157)
Net transactions in fund shares		**(2,363)**	**($24,818)**	**(1,045)**	**($10,951)**

Shares Outstanding and Net Assets

		9/1/04–8/31/05		9/1/03–8/31/04	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		15,381	$163,552	16,426	$173,649
Total decrease	+	(2,363)	(27,761)	(1,045)	(10,097)
End of period		**13,018**	**$135,791**	**15,381**	**$163,552**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $8 and $10 for the current and prior period, respectively.

 See financial notes.

Schwab California Long-Term Tax-Free Bond Fund™

Financial Statements

Financial Highlights

	9/1/04–8/31/05	9/1/03–8/31/04	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01
Per-Share Data ($)					
Net asset value at beginning of period	11.78	11.45	11.69	11.63	11.06
Income from investment operations:					
Net investment income	0.51	0.50	0.49	0.53	0.55
Net realized and unrealized gains or losses	0.10	0.33	(0.24)	0.05	0.57
Total income from investment operations	0.61	0.83	0.25	0.58	1.12
Less distributions:					
Dividends from net investment income	(0.50)	(0.50)	(0.49)	(0.52)	(0.55)
Distributions from net realized gains	(0.05)	–	–	–	–
Total distributions	(0.55)	(0.50)	(0.49)	(0.52)	(0.55)
Net asset value at end of period	11.84	11.78	11.45	11.69	11.63
Total return (%)	5.24	7.36	2.14	5.14	10.38
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.61	0.61	0.58	0.49	0.49
Gross operating expenses	0.61	0.61	0.60	0.64	0.65
Net investment income	4.27	4.30	4.16	4.58	4.86
Portfolio turnover rate	8	15	29	34	37
Net assets, end of period ($ x 1,000,000)	199	180	194	238	215

Portfolio Holdings as of August 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

✛ Credit-enhanced security

◗ Liquidity-enhanced security

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
98.6%	Municipal Bonds	184,949	196,705
0.2%	Other Investment Companies	408	408
98.8%	Total Investments	185,357	197,113
1.2%	Other Assets and Liabilities		2,360
100.0%	Net Assets		199,473

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Bonds 98.6% of net assets				
Fixed-Rate Obligations 97.1%				
California 97.1%				
✛ **Alameda Corridor Transportation Authority**				
Senior Lien Revenue Bonds, Series 1999A	5.13%	10/01/16	1,170	1,272
✛ **Alameda County**				
Alameda County Medical Center				
Certificates of Participation, Series 1998	5.38%	06/01/18	3,400	3,643
✛ **Anahiem Public Financing Authority**				
Senior Lease Revenue Bonds, Series 1997A	6.00%	09/01/24	5,000	6,170
Association of Bay Area Governments				
✛ *Brandeis Hillel Day School*				
Revenue Bonds, Series 2001	3.75%	08/01/31	1,700	1,713
✛ *California Redevelopment Agency Pool*				
Tax Allocation Revenue Bonds, Series 1997A-6	5.25%	12/15/17	1,200	1,280
Lytton Gardens				
Revenue Certificates of Participation, Series 1999	6.00%	02/15/30	3,000	3,197
Schools of the Sacred Heart				
Revenue Bonds, Series 2000A	6.45%	06/01/30	1,500	1,624
✛ **Brea Olinda Unified School District**				
General Obligation Bonds, Series 1999A	5.60%	08/01/20	1,000	1,105
Burbank Public Finance Authority				
Golden State Redevelopment				
✛ Revenue Bonds, Series 2003A	5.25%	12/01/17	2,825	3,161
✛ Revenue Bonds, Series 2003A	5.25%	12/01/18	2,175	2,417

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
California Department of Water Resources				
Power Supply Revenue Bonds, Series 2002A	5.75%	05/01/17	3,000	3,379
California Educational Facilities Authority				
California College of Arts and Crafts				
Revenue Bonds, Series 2001	5.75%	06/01/25	1,800	1,912
✚ *Pepperdine University*				
Revenue Bonds, Series 2000	5.75%	09/15/30	3,000	3,272
California Health Facilities Finance Authority				
✚ *Cedars-Sinai Medical Center*				
Revenue Bonds, Series 1999A	6.13%	12/01/19	2,750	3,104
✚ *Childrens Hospital - San Diego*				
Hospital Revenue Refunding Bonds, Series 1996	5.38%	07/01/16	5,180	5,381
California Housing Finance Agency				
Multi-unit Rental Housing Revenue Bonds II, Series 1992B	6.70%	08/01/15	730	736
California Infrastructure & Economic Development Bank				
J. David Gladstone Institutes				
Revenue Bonds, Series 2001	5.50%	10/01/19	1,250	1,363
California State				
General Obligation Bonds, Series 2000	5.63%	05/01/18	1,000	1,107
Various Purpose General Obligation Bonds	5.25%	11/01/17	3,000	3,320
✚ *Department of Veterans Affairs*				
Home Purchase Revenue Bonds, Series 2002A	5.30%	12/01/21	5,000	5,379
California State Public Works Board				
Department of Corrections				
Lease Revenue Bonds, Series 2003	5.50%	06/01/17	6,970	7,712
California Statewide Communities Development Authority				
✚ Collateralized Revenue Bonds, Series 2001A	7.00%	04/20/36	4,000	4,584
Daughters of Charity Health System				
Revenue Bonds, Series 2005A	5.25%	07/01/24	1,500	1,592
Revenue Bonds, Series 2005G	5.00%	07/01/22	1,000	1,047
Revenue Bonds, Series 2005H	5.25%	07/01/25	1,000	1,059
Huntington Memorial Hospital				
Revenue Bonds, Series 2005	5.00%	07/01/18	6,190	6,683
Internext Group				
Certicates of Participation, Series 1999	5.38%	04/01/17	5,000	5,167
✚ **Colton Public Finance Authority**				
Special Tax Revenue Bonds, Series 1996	5.45%	09/01/19	3,020	3,149
Contra Costa County Public Financing Authority				
Tax Allocation Revenue Bonds, Series 2003A	5.63%	08/01/33	5,000	5,316
East Bay Municipal Utility District				
Water System				
Subordinate Revenue Bonds, Series 1998	5.25%	06/01/19	2,600	2,773
✚ Subordinate Revenue Bonds, Series 2005A	5.00%	06/01/35	4,000	4,280
✚ **Escondido**				
Revenue Certificates of Participation, Series 2000A	6.00%	09/01/31	1,945	2,192

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fontana Redevelopment Agency				
Jurupa Hills				
Tax Allocation Refunding Bonds, Series 1997A	5.50%	10/01/19	3,500	3,668
+ Foothill-Eastern Transportation Corridor Agency				
Toll Road Refunding Revenue Bonds, Series 1999	5.13%	01/15/19	5,000	5,369
Golden State Tobacco Securitization Corp.				
Enhanced Tobacco Settlement Asset-Backed Bonds, Series 2005A	5.00%	06/01/19	2,500	2,618
+ Huntington Beach				
Capital Improvement Financing				
Lease Revenue Bonds, Series 2000A	5.50%	09/01/20	1,500	1,647
+ Inglewood Redevelopment Agency				
Merged Redevelopment				
Tax Allocation Refunding Revenue Bonds, Series 1998A	5.25%	05/01/16	1,000	1,134
+ Los Angeles Community Redevelopment Agency				
Vermont Manchester Social Services				
Lease Revenue Bonds, Series 2005	5.00%	09/01/17	2,310	2,514
+ Lynwood Public Financing Authority				
Public Capital Improvement				
Lease Revenue Refunding Bonds, Series 2003	5.00%	09/01/18	1,000	1,083
+ Montclair Financing Authority				
Public Facilities				
Lease Revenue Bonds Series 2005	4.60%	10/01/25	2,000	2,045
Oakland Joint Power Financing Authority				
Reassessment Revenue Bonds, Series 1999	5.50%	09/02/24	990	1,062
+ Oakland Redevelopment Agency				
Central District Redevelopment				
Subordinated Tax Allocation Bonds, Series 2003	5.50%	09/01/14	1,615	1,832
+ Orange County				
Recovery Certificates of Participation, Series 1996A	5.70%	07/01/10	1,450	1,514
+ Port of Oakland				
Revenue Bonds, Series 2000K	5.75%	11/01/29	3,500	3,765
Riverside Public Finance Authority				
Riverside County Redevelopment				
Tax Allocation Revenue Bonds, Series 1997A	5.63%	10/01/33	4,905	5,114
Sacramento County Sanitation District				
Revenue Bonds, Series 2000A	5.88%	12/01/27	1,000	1,018
Sacramento Finance Authority				
+ Capital Improvement Revenue Bonds, Series 1999	5.88%	12/01/29	3,000	3,390
+ Revenue Bonds, Series 2002A	5.38%	12/01/20	2,875	3,260
+ *California EPA Building Project*				
Lease Revenue Bonds, Series 1998A	5.25%	05/01/19	1,575	1,689
+ Salinas Valley Solid Waste Authority				
Revenue Bonds, Series 2002	5.13%	08/01/22	2,210	2,346

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
San Diego Redevelopment Agency				
Horton Plaza Redevelopment				
Subordinate Tax Allocation Bonds, Series 2000	5.80%	11/01/21	2,500	2,702
San Francisco Airports Commission				
San Francisco International Airport				
+ Second Series Revenue Bonds, Issue 12B	5.63%	05/01/21	2,000	2,054
+ Second Series Revenue Bonds, Issue 22	5.00%	05/01/19	2,000	2,071
+ Second Series Revenue Bonds, Issue 30	5.00%	05/01/17	2,000	2,175
San Francisco Bay Area Rapid Transit				
+ Sales Tax Revenue Bonds, Series 1999	5.50%	07/01/26	1,000	1,099
+ Sales Tax Revenue Bonds, Series 1999	5.50%	07/01/34	2,500	2,748
+ San Francisco Port Commission				
Refunding Revenue Bonds, Series 2004	4.00%	07/01/08	1,200	1,235
San Francisco State University				
Auxilary Organization				
Student Housing Revenue Bonds, Series 1999	5.20%	07/01/19	1,150	1,194
+ San Luis Obispo County Finance Authority				
Lopez Dam				
Improvement Revenue Bonds, Series 2000A	5.38%	08/01/24	1,000	1,077
+ Santa Ana Unified School District				
Election of 1999				
General Obligation Bonds, Series 2000	5.70%	08/01/29	6,000	6,727
+ Santa Clara County Financing Authority				
VMC Facility				
Lease Revenue Bonds, Series 1994A	7.75%	11/15/10	1,460	1,768
+ Santa Clara Redevelopment Agency				
Bayshore North				
Tax Allocation Revenue Refunding Bonds, Series 1992	7.00%	07/01/10	1,500	1,664
+ South Orange County Public Financing Authority				
Special Tax Revenue Bonds, Series 1999A	5.25%	08/15/18	3,095	3,343
Stockton Community Facilities District				
Mello Roos Community Facilities District # 1				
Revenue Bonds, Series 1998A	5.80%	09/01/14	5,875	6,180
+ Taft City Elementary School District				
General Obligation Bonds, Series 2001A	4.90%	08/01/20	1,080	1,154
+ Tri-City Hospital District				
Refunding Revenue Bonds, Series 1996A	5.63%	02/15/17	1,000	1,031
+ Truckee Public Financing Authority				
Lease Revenue Bonds, Series 2000A	5.88%	11/01/25	1,490	1,639
+ University of California				
UC Davis Medical Center				
Hospital Revenue Bonds, Series 1996	5.75%	07/01/06	500	517
+ Vallejo				
Water Improvement				
Refunding Revenue Bonds, Series 1996A	5.70%	05/01/16	2,000	2,076

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
West Basin Water District				
+ Revenue Refunding Certificates of Participation, Series 1997A	5.50%	08/01/22	1,000	1,055
+ Revenue Refunding Bonds, Series 2003A	5.25%	08/01/14	2,500	2,818
Whittier				
Presbyterian Intercommunity Hospital				
Revenue Bonds, Series 2002	5.60%	06/01/22	2,000	2,121
				193,605

Variable Rate Obligations 1.5%				
California 1.5%				
+ **California Department of Water Resources**				
Power Supply Revenue Bonds, Series 2002B-2	2.35%	09/01/05	1,800	1,800
▸ **California State**				
Economic Recovery Bonds, Series 2004C-3	2.26%	09/01/05	1,000	1,000
▸ **Orange County Sanitation District**				
Refunding Certificates of Participation, Series 2000A	2.20%	09/01/05	300	300
				3,100

Security and number of shares

Other Investment Companies 0.2% of net assets	
Provident Institutional Funds— California Money Fund Portfolio 408,089	**408**

End of investments.

Statement of
Assets and Liabilities

As of August 31, 2005. All numbers are x 1,000 except NAV.

Unless stated, all numbers are x 1,000.

Assets

Investments, at value	$197,113
Receivables:	
Fund shares sold	75
Interest	2,650
Prepaid expenses	+ 2
Total assets	**199,840**

The amortized cost of the fund's securities was $185,357.

Not counting short-term obligations, the fund's security transactions during the period were:
Purchases	$29,695
Sales/maturities	$14,702

The fund's total security transactions with other Schwab Funds during the period were $38,610.

Liabilities

Payables:	
Fund shares redeemed	37
Dividends to shareholders	277
Investment adviser and administrator fees	5
Transfer agent and shareholder service fees	4
Accrued expenses	+ 44
Total liabilities	**367**

Net Assets

Total assets	199,840
Total liabilities	− 367
Net assets	**$199,473**

Net Assets by Source

Capital received from investors	187,246
Net investment income not yet distributed	279
Net realized gains	192
Net unrealized capital gains	11,756

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$199,473		16,844		$11.84

Federal Tax Data

Portfolio cost	$185,079

Net unrealized gains and losses:
Gains	$12,059
Losses	+ (25)
	$12,034

As of August 31, 2005:

Undistributed earnings:
Tax-exempt income	$277
Ordinary income	$23
Long-term capital gains	$169

Reclassifications:
Net investment income not yet distributed	($8)
Reclassified as:	
Net realized capital gains	$8

Statement of
Operations

For September 1, 2004 through August 31, 2005. All numbers are x 1,000.

Investment Income		
Interest		**$9,141**
Net Realized Gains and Losses		
Net realized gains on investments		**184**
Net Unrealized Gains and Losses		
Net unrealized gains on investments		**1,411**
Expenses		
Investment adviser and administrator fees		564
Transfer agent and shareholder service fees		470
Trustees' fees		8
Custodian and portfolio accounting fees		18
Professional fees		32
Registration fees		4
Shareholder reports		19
Other expenses	+	19
Total expenses		**1,134**
Increase in Net Assets from Operations		
Total investment income		9,141
Total expenses	–	1,134
Net investment income		**8,007**
Net realized gains		184
Net unrealized gains	+	1,411
Increase in net assets from operations		**$9,602**

Unless stated, all numbers are x 1,000.

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

These add up to a net realized gain on investments $1,595.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Operations

	9/1/04–8/31/05	9/1/03–8/31/04
Net investment income	$8,007	$8,065
Net realized gains	184	828
Net unrealized gains +	1,411	4,282
Increase in net assets from operations	**9,602**	**13,175**

Distributions Paid

	9/1/04–8/31/05	9/1/03–8/31/04
Dividends from net investment income	$7,936	$8,013
Distributions from net realized gains +	723	—
Total distributions	**$8,659**	**$8,013**

The tax-basis components of distributions for the period ended 08/31/05 are:

Tax-exempt income	$7,936
Ordinary income	$51
Long-term capital gains	$672

Prior year:
Tax-exempt income $8,013

The fund has designated 100% of its dividends from net investment income for the current and prior report periods as tax-exempt interest dividends.

Transactions in Fund Shares

	9/1/04–8/31/05		9/1/03–8/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares sold	4,394	$51,886	2,403	$28,163
Shares reinvested	440	5,188	452	5,275
Shares redeemed +	(3,283)	(38,729)	(4,468)	(52,007)
Net transactions in fund shares	**1,551**	**$18,345**	**(1,613)**	**($18,569)**

Figures for shares represent shares sold plus shares reinvested minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Shares Outstanding and Net Assets

	9/1/04–8/31/05		9/1/03–8/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	15,293	$180,185	16,906	$193,592
Total increase or decrease +	1,551	19,288	(1,613)	(13,407)
End of period	**16,844**	**$199,473**	**15,293**	**$180,185**

Includes net investment income not yet distributed in the amount of $279 and $254 for the current and prior period, respectively.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Investments, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

Both Schwab Tax-Free YieldPlus Fund™ and Schwab California Tax-Free YieldPlus Fund™ offer two share classes: Investor Shares and Select Shares®. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums. Schwab Short/Intermediate Tax-Free Bond Fund, Schwab Long-Term Tax-Free Bond Fund, California Short/Intermediate Tax-Free Bond Fund, and California Long-Term Tax-Free Bond Fund each offers one share class.

Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

The Trust and Its Funds

This list shows all of the funds included in Schwab Investments. The funds discussed in this report are highlighted.

Schwab Investments organized October 26, 1990

Schwab 1000 Fund
Schwab YieldPlus Fund
Schwab Short-Term Bond Market Fund
Schwab Total Bond Market Fund
Schwab GNMA Fund
Schwab Tax-Free YieldPlus Fund
Schwab Short/Intermediate Tax-Free Bond Fund
Schwab Long-Term Tax-Free Bond Fund
Schwab California Tax-Free YieldPlus Fund
Schwab California Short/Intermediate Tax-Free Bond Fund
Schwab California Long-Term Tax-Free Bond Fund

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds declare dividends every day they are open for business. These dividends, which are substantially equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into the futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving affiliates. The funds may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically. There was no borrowing for any funds during the period.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and realized net capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

Under the funds' organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

Bonds and notes: valued at halfway between the most recent bid and asked quotes or, if such quotes are unavailable, at prices for securities of comparable maturity, credit quality and type. Valuations for bonds and notes are provided by an independent bond-pricing service.

Securities for which no quoted value is available: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees. In the determination of a fair valuation the guidelines include but are not limited to the use of analytical data, business conditions, recent trades, general and/or specific market trends and any emergency or significant events that could have a material impact on the value of the security.

Futures: open contracts are valued at their settlement prices as of the close of their exchanges. When a fund closes out a futures position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

Short-term securities (60 days or less to maturity): valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund buys a debt security at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also may keep certain assets in segregated accounts, required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of

Schwab Tax-Free YieldPlus Fund

Schwab Short/Intermediate Tax-Free Bond Fund

Schwab Long-Term Tax-Free Bond Fund

Schwab California Tax-Free YieldPlus Fund

Schwab California Short/Intermediate Tax-Free Bond Fund

Schwab California Long-Term Tax-Free Bond Fund

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Tax-Free YieldPlus Fund, Schwab Short/Intermediate Tax-Free Bond Fund, Schwab Long-Term Tax-Free Bond Fund, Schwab California Tax-Free YieldPlus Fund, Schwab California Short/Intermediate Tax-Free Bond Fund, and Schwab California Long-Term Tax-Free Bond Fund (the "Funds") at August 31, 2005, the results of each of their operations for the period then ended, and the changes in each of their net assets and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at August 31, 2005 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, CA

October 18, 2005

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between Schwab Investments (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab Tax-Free YieldPlus Fund, the Schwab Short/Intermediate Tax-Free Bond Fund, the Schwab Long-Term Tax-Free Bond Fund, the Schwab California Tax-Free YieldPlus Fund, the Schwab California Short/Intermediate Tax-Free Bond Fund, and the Schwab California Long-Term Tax-Free Bond, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from counsel to the Independent Trustees regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from their counsel, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement for an additional one year period. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Schwab, with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both market risk and shareholder risk expectations for such fund. Following such evaluation,

the Board concluded, within the context of its full deliberations, that the performance of the funds supported renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. Following such evaluation, the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Interested Trustees and Officers

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, National Association; Chairman and Chief Executive Officer, Schwab (SI) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, National Association, U.S. Trust Corporation, United States Trust Company of New York. *Until May 2003,* Co-Chief Executive Officer, The Charles Schwab Corporation. Trustee, Charles and Helen Schwab Foundation; Chairman, All Kinds of Minds Institute (education), Stanford University; Chairman and Director, Charles Schwab Foundation; Chairman of the Finance Committee, San Francisco Museum of Modern Art.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Interested Trustees but Not Officers

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	2005 (all trusts).	Executive Vice President and President, Asset Management Products Enterprise & Services, Charles Schwab & Co; Director, Charles Schwab Asset Management (Ireland) Limited. *From September 2002 to July 2004,* Mr. Merk was President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co. *Prior to September 2002,* Mr. Merk was President and Chief Investment Officer, American Century Investment Management, and Director, American Century Companies, Inc. (June 2001 to August 2002); Chief Investment Officer, Fixed, American Century Companies, Inc. (January 1997 to June 2001).

Officers of the Trust

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, Chief Executive Officer (all trusts).	Executive Vice President, President, Director, Charles Schwab Investment Management, Inc. *Until 7/04:* Senior Vice President for Development and Distribution, Asset Management Products and Services Enterprise. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	Senior Vice President, Chief Investment Officer (all trusts).	Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Since 6/04:* Senior Vice President, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc. *Since 6/04:* Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Insurance Trust. *Until 5/04:* Vice President, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	Senior Vice President, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/04:* Vice President, Charles Schwab & Co., Inc., Charles Schwab Investment Management, Inc. *Until 2002:* Vice President of Internal Audit, Charles Schwab & Co., Inc. *Prior to 2000:* PricewaterhouseCoopers.

Officers of the Trust continued

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Koji E. Felton 3/13/61	Secretary (all trusts).	Senior Vice President, Chief Counsel and Assistant Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to June 1998,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts)	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From December 1999 to November 2004,* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc. *From September 1999 to December 1999,* Chief Financial Officer, Commerzbank Capital Markets. *Prior to September 1999,* Managing Director at the New York Stock Exchange.

Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chairman, JDN Corp. Advisory LLC (real estate); Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital; Director, Pacific Mutual Holding Company (insurance); Trustee, Laudus Trust and Laudus Variable Insurance Trust. *Until 2001:* Stanford University, Special Assistant to the President. *From 1996-2001:* Vice President of Business Affairs, CFO.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	*Until February 2004*, Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). *Prior to August 1998,* Dean of the Haas School of Business, University of California, Berkeley (higher education). Director, Aphton Corporation (bio-pharmaceuticals), Mission West Properties (commercial real estate), Stratex Networks (network equipment), Genitope Corp. (bio-pharmaceuticals), Pacific Stock & Option Exchange; Non-Executive Chairman, Solectron Corporation (manufacturing); Trustee, Laudus Trust and Laudus Variable Insurance Trust.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).

Independent Trustees continued		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Gerald B. Smith 9/28/50	2000 (all trusts).	*Since 1990,* Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Director, Cooper Industries (electrical products, tools and hardware), Chairman, Texas Southern University Foundation; Executive Committee & Board Member, MD Anderson Cancer Center; Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset-backed securities Bond or other debt securities that represent ownership in a pool of assets such as credit card debt.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

average rate The average rate of interest paid annually by the fixed-income securities in a fund or portfolio.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

call An early repayment of a bond's principal by the issuer, usually done because the issuer is able to refinance its bond debt at a lower rate.

call protection A term used in reference to a bond that cannot be called by the issuer before maturity, or at least for many years from the present date. A bond that offers call protection can more reliably be expected to provide a given yield over a given number of years than a bond that could be called (assuming both bonds are of the same credit quality).

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

certificate of participation A municipal bond that is repaid from an annual budget appropriation rather than being backed by the full faith and credit of the issuer.

coupon, coupon rate The annual rate of interest paid until maturity by the issuer of a debt security.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. See chart below.

credit risk The risk that a bond issuer may be unable to pay interest or principal to its bondholders.

discount rate The implied rate on a debt security that does not pay interest but is bought at a discount and redeemed at face value when it matures.

Credit Ratings

Most major bond issuers arrange with a recognized independent rating organization, such as Standard & Poor's (S&P) or Moody's Investors Service, to rate the creditworthiness of their bonds. The spectrum of these ratings is divided into two major categories: investment grade and below investment grade (sometimes called "junk bonds"). Bonds rated below investment grade range from those that are considered to have some vulnerability to default to those that appear on the brink of default or are in default.



	Credit Quality	Capacity to Make Payments
Investment Grade Bonds	AAA	Strongest
	AA	
	A	
	BBB	Adequate
Below Investment Grade Bonds	BB	Somewhat speculative
	B	
	CCC	
	CC	
	C	Highly speculative
	D	In default

dividend Money from earnings that is distributed to shareholders as a given amount per share.

duration A measure of a bond's sensitivity to interest rates. Calculations of duration generally take into account the investment's yield, interest payments, maturity date and call features. Like maturity, duration is expressed in years, but is more accurate than maturity in determining the effect of interest rate movements on a bond investment's price. The duration of a portfolio equals the market value weighted average of the duration of the bonds held in the portfolio.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

general obligation bonds Municipal bonds that are secured by the issuer's full faith and credit, which typically is backed by the power of the issuer to levy taxes.

interest Payments to bondholders (usually made twice a year) as compensation for loaning the bond principal to the issuer.

interest rate risk The risk that a bond's value will fluctuate if market interest rates change or are expected to change. Bond prices tend to move in the opposite direction of interest rates: when interest rates rise, bond prices tend to fall.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

market risk Those elements of risk that are common to all securities in an asset class, and therefore cannot be significantly reduced by diversification within the asset class. Also known as "systematic risk."

maturity The date a bond is scheduled to be "retired" and its principal amount returned to the bondholder.

mortgage-backed securities Bond or other debt securities that represent ownership in a pool of mortgage loans.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

prepayment risk The risk that a mortgage-backed security may be paid off early, typically because interest rates have fallen and the homeowners who hold the underlying mortgages have refinanced those mortgages at lower rates. In this type of situation, the investor who held the mortgage-backed security will usually have to settle for a lower rate when reinvesting the principal.

restricted securities Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

revenue bonds Municipal bonds that are issued to finance public works projects and are secured by revenue generated by the project (such as water and sewer fees) rather than the full faith and credit of the issuer.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% ($4.5\% \div [1 - 0.25\%] = 6.0\%$).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

weighted average maturity For mutual funds, the maturity of all the bonds in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

yield to maturity The annualized rate of return a bondholder could expect if the bond were held to maturity. In addition to interest payments, yield to maturity also factors in any difference between a bond's current price and its principal amount, or face value.

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Printed on recycled paper.
MFR13656-08

Schwab Bond Funds

Annual Report

August 31, 2005

Schwab YieldPlus Fund®

Schwab Short-Term
Bond Market Fund™

Schwab Total
Bond Market Fund™

Schwab GNMA Fund™

charles SCHWAB

Four smart, cost-effective ways investors can use bonds in an asset allocation strategy.

In this report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Performance data quoted represents past performance and does not indicate future results. Current performance may be lower or higher. Investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost.

Dear Shareholder,

I founded Schwab over thirty years ago to be a home for serious investors looking for value, performance, and service. That mission continues to guide us today as we constantly innovate on behalf of investors. By continuing to provide the highest quality products and services—at a great price—we remain true to our heritage.

I take particular pride in the Schwab Funds. Founded over 15 years ago, they have now grown to include 56 funds with over $140 billion in assets serving over 5 million shareholder accounts as of this report date. With a variety of investment strategies, Schwab Funds provide a range of innovative investment choices that can serve as a foundation for your asset allocation plan. We've continued to expand our product offering over the past year, as Schwab Funds President Evelyn Dilsaver explains in more detail on the following page.

Schwab Funds is managed by Charles Schwab Investment Management, Inc., one of the largest mutual fund managers in the U.S. Our portfolio managers share a passion for market analysis and use some of the most sophisticated financial models in the country. I am proud of their depth of experience, which reflects an average tenure of more than 15 years in the investment industry. Furthermore, I am impressed with the commitment that our managers bring to the stewardship of the funds, for you, their shareholders.

This commitment and experience is evident in our funds' performance. At this time, I'm especially pleased to highlight the strong performance of Schwab YieldPlus Fund which has placed in the top ten in its category since inception. With a target duration of just under a year, this fund is designed for your longer-term cash holdings. And, to respond to needs of our clients who are tax sensitive, we also offer the Schwab Tax-Free YieldPlus Fund and Schwab California Tax-Free YieldPlus Fund. (Source: Lipper Ultra Short Funds Category. For periods ending August 31, 2005, rankings were as follows, respectively, for Select Shares and Investor Shares: for the 1-year period: #3 and #8 out of 71 funds; for the 3-year period: #2 and #3 out of 50 funds; for the 5-year period: #3 and #6 out of 37 funds.)

In closing, I want to thank you for investing with us. We strive every day to warrant the trust you have placed in us; that will never change.

Sincerely,

Charles Schwab

Management's Discussion for the year ended August 31, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the annual report for Schwab Bond Funds. Lead by the popularity of Schwab YieldPlus Fund, our bond fund assets have grown to over $9 billion as of the close of the report period.

Schwab Funds offers an array of taxable and tax free funds across a range of maturities to meet your fixed income investment needs. This includes our two newest tax-free funds—Schwab Tax-Free YieldPlus Fund and Schwab California Tax-Free YieldPlus Fund. These funds are designed to help you get more from your long-term cash investments. Further, in response to growing investor concern over the federal alternative minimum tax (AMT), neither of these two funds has invested in securities that generate income subject to AMT.

Since my previous message to you, we have expanded our fund offering. First of all, on July 1, 2005, Schwab Funds launched the Schwab Target Funds, a suite of five mutual funds to help keep your retirement investments properly allocated over your lifetime. With a single investment in a Schwab Target Fund, you can avoid a common investment mistake— failing to adjust your portfolio over time.

More recently, on October 3, 2005, we added the Schwab Large-Cap Growth Fund to our suite of actively managed funds. These funds leverage Schwab Equity Ratings, Schwab's industry-recognized, disciplined methodology for identifying stocks with excellent performance potential. The Schwab Large-Cap Growth Fund seeks capital appreciation by selecting companies with market capitalizations greater than $5 billion.

I speak for all of Schwab Funds when I say we want Schwab to be the place where investors can find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost.

2   Schwab Bond Funds



Kim Daifotis, CFA, a senior vice president and chief investment officer, fixed income, of the investment adviser, has overall responsibility for management of the funds. He joined the firm in 1997, and has worked in fixed-income asset management and research since 1982.



Matthew Hastings, CFA, a vice president and senior portfolio manager, has day-to-day co-management responsibility for the funds. He joined the firm in 1999 and has worked in fixed income and asset management since 1996.

The Investment Environment and the Funds

Oil prices hit highs never seen before and the Federal Reserve continued to raise short-term interest rates to curb inflationary pressures, raising rates eight times in the one-year report period. GDP continued to grow at a healthy pace, with the rate of growth decelerating during the report period. At the same time, the housing market remained strong, although some signs of softening had materialized by the end of the period. Finally, hurricane Katrina occurred just at the close of the report period. Although the economic impact of this event is unknown as of this time, the consensus is that it has potential to be significant, especially on the federal budget deficits.

The firming labor market kept the economic expansion on a self-sustaining path. Businesses, unable to continue boosting productivity by restraining hiring, added new jobs during the report period. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested ongoing expansion, while continuing claims for unemployment benefits remained near cyclical lows.

Business investment grew only moderately, but consumers continued to spend. In fact, consumer confidence fluttered to cyclical highs, rising to levels not experienced since before September 11, 2001, although consumers continued to express concern about the future. In addition, lower-end retailers complained that high fuel prices have started to cut into their bottom lines. Despite these concerns, job and income growth remained positive for domestic consumption.

Yield Curve: Average Yields of AAA Securities of Seven Maturities



6%	
4%	
2%	
0%	

3 6   2   3   5   10   30
Months Years   Years

■ As of 8/31/04   ■ As of 8/31/05

This chart shows where yields stood at the beginning of the report period and at the end of the period. For debt securities of comparable quality, those with longer maturities typically pay higher interest rates, in part because they are presumed to carry higher risk.

Data source: Bloomberg L.P.



Steven Hung, a director and portfolio manager of the investment adviser, has day-to-day co-responsibility for the management of the funds. He joined the firm in 1998, and has worked in fixed-income asset management since 1999.

High energy prices remained a significant headwind for economic performance, but they were offset by gains in wealth from home price appreciation. At the end of the 12-month report period, a barrel of oil cost nearly $69 versus $42 at the beginning of the period.

Though high oil and commodity prices could have hampered growth and stirred inflationary pressures, productivity gains, and slow growth in the money supply have mostly kept a lid on core inflation. The productivity gains, coupled with foreign investors buying large amounts of U.S. government securities, also helped to keep long-term interest rates under control. These conditions caused the dollar to rally unexpectedly, which took pressure off the price of imported goods.

Amid signs of solidly expanding output and improved hiring, the Federal Reserve Open Market Committee continued to raise the benchmark Fed funds' rate. It increased short-term interest rates at 10 consecutive meetings, including eight times within the report period, ending the 12-month report period at a still moderate 3.50%. The moves have had a limited impact on overall economic growth, due primarily to the record-low level of rates from which the increases began and continued low bond yields.

The Fed's actions led investors to expect that rates would continue to rise, causing the yield curve to flatten. As the Fed raised rates during the report period, the 2-Year Treasury Note yield advanced 1.43% while the 10-Year Treasury Note yield declined about 0.10%, despite the Fed's rate increases.

Yields of U.S. Treasury Securities: Effective Yields of Two- and Ten-Year Treasurys

Yields, or interest rates, represent the cost of borrowing money. Rapid economic growth, waning investor interest in bonds, an increase in the issuance of bonds, or the expectation of higher inflation can drive rates up, while the opposite conditions can push rates down.

Data source: Bloomberg L.P.



Performance at a Glance

Total return for the 12 months ended 8/31/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab YieldPlus Fund®

Investor Shares	**2.82%**
Select Shares®	**3.08%**
Benchmark	**1.81%**
Fund Category[1]	**2.07%**

Performance Details ..... pages 7-8

Schwab Short-Term Bond Market Fund™	**1.68%**
Benchmark	**1.52%**
Fund Category[1]	**1.66%**

Performance Details .... page 10

Schwab Total Bond Market Fund™	**4.31%**
Benchmark	**4.15%**
Fund Category[1]	**3.74%**

Performance Details .... page 12

Schwab GNMA Fund™

Investor Shares	**3.47%**
Select Shares	**3.67%**
Benchmark	**4.01%**
Fund Category[1]	**3.16%**

Performance Details ... pages 14-15

The corporate bond market was affected by downgrades of two of the largest corporate issuers, Ford and General Motors. Both companies' debt ratings were reduced from solid investment grade levels to below investment grade categories during the report period. Another event of note was the U.S. Treasury's announcement in May of their intent to resume issuing 30-year Treasury Bonds in 2006. While this news signals potential for increased future supply of this security, as of the end of the report period, we had not seen a major market reaction.

The yield curve continued its flattening trend, with rates rising at the short end on prospects for more rate hikes. Generally speaking, a flattening trend in the yield curve suggests confidence that the Fed believes inflation is under control. Within this economic environment, we believed rates would move higher in the short to intermediate range, but had less conviction on the direction of longer term rates, and managed the portfolios accordingly.

Schwab YieldPlus Fund was positioned for continued economic expansion and performed very well, with both share classes of the fund beating both the benchmark and category-average. The fund's emphasis on medium to higher quality corporate bonds helped performance in an environment in which the spreads between the low and high quality bonds remained narrow. The portfolio also carried a sizable investment in floating rate securities and in asset-backed securities, particularly home equity loans. During the report period, we took steps to reduce our exposure to lower quality investments, including those in the corporate and asset-backed sectors. We took this step because we believed that the incremental reward offered by higher risk securities did not compensate for the added risk.

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Expenses may be partially absorbed by fund management. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[1] Source for category information: Morningstar, Inc.

Schwab Short-Term Bond Market Fund and Schwab Total Bond Market Fund were positioned to take advantage of an expanding economy. Both funds outperformed their respective benchmarks, the Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index and the Lehman Brothers U.S. Aggregate Bond Index, as well as their respective category averages for the one year report period. The funds' performances were helped by significant holdings in floating rate securities, which benefit from rising interest rates as they capture the rise in market rates while avoiding most of the principal erosion from higher interest rates. We also kept the funds generally underweight in the weak performing auto-motive sector during the period. In addition, our holdings in the auto sector emphasized shorter term issues backed by their more "stable" finance subsidiaries.

Schwab GNMA Fund also reported positive returns and beat its category average, while underperforming its benchmark, the Lehman Brothers GNMA Index. We managed the fund conservatively due to our concern with leverage in the U.S. housing market. Our concern stemmed from the introduction of new mortgage products with lowered monthly payments, which could have the effect of increasing prices, coupled with borrowers increasing their loans as they consolidated their debt. As a result, the portfolio's duration was shorter than the benchmark, and this detracted somewhat from the fund's return as prices on shorter term issues declined during the report period.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Yields of U.S. Treasury Securities: Effective Yields of Three-Month and Two-Year Treasurys

Yields, or interest rates, represent the cost of borrowing money. Rapid economic growth, waning investor interest in bonds, an increase in the issuance of bonds, or the expectation of higher inflation can drive rates up, while the opposite conditions can push rates down.

Data source: Bloomberg L.P.



Schwab YieldPlus Fund®

Investor Shares Performance as of 8/31/05

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

■ Fund: **Investor Shares**   Ticker Symbol: SWYPX
■ Benchmark: **Lehman Brothers U.S. Short Treasury: 9-12 Months Index**
■ Fund Category: **Morningstar Ultrashort Bond**



	1 Year	5 Years	Since Inception (10/1/99)
Fund: Investor Shares	2.82%	3.50%	3.88%
Benchmark	1.81%	3.22%	3.55%
Fund Category	2.07%	3.15%	3.55%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares compared with a similar investment in its benchmark.

■ $12,526 **Investor Shares**
■ $12,293 **Lehman Brothers U.S. Short Treasury: 9-12 Months Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.
[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 8/31/05

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

- Fund: **Select Shares** Ticker Symbol: SWYSX
- Benchmark: **Lehman Brothers U.S. Short Treasury: 9-12 Months Index**
- Fund Category: **Morningstar Ultrashort Bond**


10%
5%
0%
-5%
3.08%
1.81%
2.07%
3.66%
3.22%
3.15%
4.03%
3.55%
3.55%
1 Year
5 Years
Since Inception (10/1/99)

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

- $63,185 **Select Shares**
- $61,466 **Lehman Brothers U.S. Short Treasury: 9-12 Months Index**


$65,000
$60,000
$55,000
$50,000
$45,000
10/1/99
8/00
8/01
8/02
8/03
8/04
8/05

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 8/31/05

Statistics

Number of Holdings	629
Style Assessment[1]	
Interest Rate Sensitivity	Short
Credit Quality	Medium
30-Day SEC Yield[2]	
Investor Shares	3.91%
Select Shares	4.06%
12-Month Distribution Yield[2]	
Investor Shares	3.09%
Select Shares	3.24%
Weighted Average Maturity	0.4 yrs
Weighted Average Duration	0.5 yrs
Weighted Average Credit Quality	A
Portfolio Turnover Rate	76%
Minimum Initial Investment	
Investor Shares ($1,000 for retirement and custodial accounts)	$2,500
Select Shares	$50,000

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 43.3% **Corporate Bonds**
- 29.9% **Asset-Backed Obligations**
- 19.1% **Mortgage-Backed Securities**
- 5.5% **Preferred Stock**
- 2.2% **Commercial Paper & Other Corporate Obligations**

By Credit Quality[3]



- 28.4% **AAA**
- 18.6% **AA**
- 25.1% **A**
- 14.5% **BBB**
- 8.8% **BB**
- 0.2% **B**
- 4.4% **Short-Term Ratings or Unrated Securities**

By Maturity



- 64.0% **0-6 Months**
- 9.6% **7-18 Months**
- 8.6% **19-30 Months**
- 17.8% **More than 30 Months**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/05, and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] The yields do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab Short-Term Bond Market Fund™

Performance as of 8/31/05

Average Annual Total Returns[1,2]

This bar chart compares performance of the fund with its benchmark indices and Morningstar category.

- **■ Fund** Ticker Symbol: SWBDX
- **■ Benchmark—Blended: Lehman Brothers Short (1-3 Year) U.S. Government Bond Index** and **Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index**
- **■ Benchmark—Current: Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index**
- **□ Fund Category: Morningstar Short-Term Bond**



	1 Year	5 Years	10 Years
Fund	1.68%	4.96%	5.23%
Benchmark—Blended			5.67%
Benchmark—Current	1.52%	5.51%	5.73%
Fund Category	1.66%	4.37%	4.89%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark indices.

- **■ $16,655 Fund**
- **■ $17,358 Lehman Brothers Short (1-3 Year) U.S. Government Bond Index** and **Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index**
- **■ $17,483 Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The fund changed its benchmark on 2/28/98, when it changed from being a government bond fund to its current strategy. Benchmark performance shown here is the Lehman Brothers Short (1–3 Year) U.S. Government Bond Index from fund inception through 2/28/98 and the Lehman Brothers Mutual Fund Short (1–5 Year) U.S. Government/Credit Index from 3/1/98 through the end of the report period. Benchmark performance for the one- and five-year periods is the Lehman Brothers Mutual Fund Short (1–5 Year) U.S. Government/Credit Index. Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Short-Term Bond Market Fund

Fund Facts as of 8/31/05

Statistics

Number of Holdings	130
Style Assessment[1]	
Interest Rate Sensitivity	Short
Credit Quality	High
30-Day SEC Yield[2]	3.90%
30-Day SEC Yield–No Waiver[3]	3.88%
12-Month Distribution Yield[2]	3.10%
Weighted Average Maturity	2.6 yrs
Weighted Average Duration	2.3 yrs
Weighted Average Credit Quality	AA
Portfolio Turnover Rate	109%
Minimum Initial Investment	$2,500
($1,000 for retirement and custodial accounts)	

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 46.0% **U.S. Government Securities**
- 23.7% **Corporate Bonds**
- 15.7% **Mortgage-Backed Securities**
- 9.7% **Asset-Backed Obligations**
- 3.8% **Preferred Stock**
- 1.0% **Commercial Paper & Other Corporate Obligations**
- 0.1% **Other Investment Companies**

By Credit Quality[4]



- 71.1% **AAA**
- 3.4% **AA**
- 7.4% **A**
- 11.7% **BBB**
- 5.0% **BB**
- 1.4% **Short-Term Ratings or Unrated Securities**

By Maturity



- 17.0% **0-6 Months**
- 16.0% **7-18 Months**
- 22.7% **19-30 Months**
- 44.3% **More than 30 Months**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/05 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[4] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab Total Bond Market Fund™

Performance as of 8/31/05

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund with its benchmark indices and Morningstar category.

- **Fund** Ticker Symbol: SWLBX
- Benchmark—Blended: **Lehman Brothers General U.S. Government Bond Index** and **Lehman Brothers U.S. Aggregate Bond Index**
- Benchmark—Current: **Lehman Brothers U.S. Aggregate Bond Index**
- Fund Category: **Morningstar Intermediate-Term Bond**



10%
5%
0%
-5%
4.31%
4.15%
3.74%
6.74%
6.97%
6.32%
6.50%
6.69%
6.75%
6.00%
1 Year
5 Years
10 Years

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark indices.



- $18,778 **Fund**
- $19,117 **Lehman Brothers General U.S. Government Bond Index** and **Lehman Brothers U.S. Aggregate Bond Index**
- $19,232 **Lehman Brothers U.S. Aggregate Bond Index**



$25,000
$20,000
$15,000
$10,000
$5,000
8/95
8/97
8/99
8/01
8/03
8/05

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The fund changed its benchmark on 2/28/98, when it changed from being a government bond fund to its current strategy. Benchmark performance shown here is the Lehman Brothers General U.S. Government Bond Index from fund inception through 2/28/98 and the Lehman Brothers U.S. Aggregate Bond Index from 3/1/98 through the end of the report period. Benchmark performance for the one- and five-year periods is the Lehman U.S. Aggregate Bond Index. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 8/31/05

Statistics	
Number of Holdings	347
Style Assessment[1]	
Interest Rate Sensitivity	Medium
Credit Quality	High
30-Day SEC Yield[2]	4.02%
12-Month Distribution Yield[2]	3.54%
Weighted Average Maturity	5.6 yrs
Weighted Average Duration	4.0 yrs
Weighted Average Credit Quality	AA
Portfolio Turnover Rate	221%
Minimum Initial Investment	$2,500
($1,000 for retirement and custodial accounts)	

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 28.8% **Mortgage-Backed Securities**
- 25.3% **U.S. Government Securities**
- 21.5% **Asset-Backed Obligations**
- 19.2% **Corporate Bonds**
- 2.6% **Preferred Stock**
- 2.5% **Commercial Paper & Other Corporate Obligations**
- 0.1% **Other Investment Companies**

By Credit Quality[3]



- 71.6% **AAA**
- 5.1% **AA**
- 5.7% **A**
- 9.6% **BBB**
- 3.8% **BB**
- 4.2% **Short-Term Ratings or Unrated Securities**

By Maturity



- 29.1% **0-1 Year**
- 6.9% **2-10 Years**
- 59.2% **11-20 Years**
- 4.8% **21-30 Years**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/05 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab GNMA Fund™

Investor Shares Performance as of 8/31/05

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

- ■ Fund: **Investor Shares**   Ticker Symbol: SWGIX
- ■ Benchmark: **Lehman Brothers GNMA Index**
- ■ Fund Category: **Morningstar Intermediate Government**



	1 Year	Since Inception (3/3/03)
Fund	3.47%	2.67%
Benchmark	4.01%	3.58%
Fund Category	3.16%	2.40%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares compared with a similar investment in its benchmark.

- ■ $10,681 **Investor Shares**
- ■ $10,924 **Lehman Brothers GNMA Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 8/31/05

This bar chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**   Ticker Symbol: SWGSX
■ Benchmark: **Lehman Brothers GNMA Index**
■ Fund Category: **Morningstar Intermediate Government**



	1 Year	Since Inception (3/3/03)
Fund	3.67%	2.80%
Benchmark	4.01%	3.58%
Fund Category	3.16%	2.40%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $53,575 **Select Shares**
■ $54,618 **Lehman Brothers GNMA Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab GNMA Fund

Fund Facts as of 8/31/05

Statistics	
Number of Holdings	83
Style Assessment[1]	
Interest Rate Sensitivity	Medium
Credit Quality	High
30-Day SEC Yield[2]	
Investor Shares	3.71%
Select Shares	3.91%
30-Day SEC Yield–No Waiver[3]	
Investor Shares	3.44%
Select Shares	3.59%
12-Month Distribution Yield[2]	
Investor Shares	4.04%
Select Shares	4.23%
Weighted Average Maturity	3.9 yrs
Weighted Average Duration	2.4 yrs
Weighted Average Credit Quality	AAA
Portfolio Turnover Rate	131%
Minimum Initial Investment	
Investor Shares ($1,000 for retirement and custodial accounts)	$2,500
Select Shares	$50,000

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 96.3% **Mortgage-Backed Securities**
- 1.6% **Asset-Backed Obligations**
- 1.5% **U.S. Government Securities**
- 0.6% **Other Investment Companies**

By Credit Quality[4]



- 97.9% **AAA**
- 1.4% **A**
- 0.1% **BBB**
- 0.6% **Short-Term Ratings or Unrated Securities**

By Maturity



- 1.5% **0-6 Months**
- 1.1% **7-18 Months**
- 2.5% **19-30 Months**
- 94.9% **More than 30 Months**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 8/31/05 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. The yields do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[4] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Fund Expenses (unaudited)

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning March 1, 2005 and held through August 31, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 3/1/05	Ending Account Value (Net of Expenses) at 8/31/05	Expenses Paid During Period[2] 3/1/05 –8/31/05
Schwab YieldPlus Fund®				
Investor Shares				
Actual Return	0.58%	$1,000	$1,016.40	$2.95
Hypothetical 5% Return	0.58%	$1,000	$1,022.28	$2.96
Select Shares®				
Actual Return	0.44%	$1,000	$1,017.20	$2.24
Hypothetical 5% Return	0.44%	$1,000	$1,022.99	$2.24
Schwab Short-Term Bond Market Fund™				
Actual Return	0.55%	$1,000	$1,016.90	$2.80
Hypothetical 5% Return	0.55%	$1,000	$1,022.43	$2.80
Schwab Total Bond Market Fund™				
Actual Return	0.53%	$1,000	$1,028.60	$2.71
Hypothetical 5% Return	0.53%	$1,000	$1,022.53	$2.70
Schwab GNMA Fund™				
Investor Shares				
Actual Return	0.74%	$1,000	$1,020.90	$3.77
Hypothetical 5% Return	0.74%	$1,000	$1,021.48	$3.77
Select Shares				
Actual Return	0.55%	$1,000	$1,021.80	$2.80
Hypothetical 5% Return	0.55%	$1,000	$1,022.43	$2.80

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each fund or share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 365 days of the fiscal year.

Schwab YieldPlus Fund®

Financial Statements

Financial Highlights

Investor Shares	9/1/04–8/31/05	9/1/03–8/31/04	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01
Per-Share Data ($)					
Net asset value at beginning of period	9.71	9.70	9.75	10.00	9.92
Income from investment operations:					
Net investment income	0.29	0.24	0.30	0.42	0.62
Net realized and unrealized gains or losses	(0.02)	0.01	(0.02)	(0.23)	0.08
Total income from investment operations	0.27	0.25	0.28	0.19	0.70
Less distributions:					
Dividends from net investment income	(0.30)	(0.24)	(0.33)	(0.44)	(0.62)
Net asset value at end of period	9.68	9.71	9.70	9.75	10.00
Total return (%)	2.82	2.63	2.95	1.89	7.33
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.59	0.59	0.59	0.55	0.55
Gross operating expenses	0.59	0.59	0.59	0.62	0.71
Net investment income	3.00	2.43	3.08	4.36	6.03
Portfolio turnover rate	76	89	109	42	106
Net assets, end of period ($ x 1,000,000)	741	639	410	392	185

Select Shares	9/1/04– 8/31/05	9/1/03– 8/31/04	9/1/02– 8/31/03	9/1/01– 8/31/02	9/1/00– 8/31/01
Per-Share Data ($)					
Net asset value at beginning of period	9.70	9.70	9.75	10.00	9.92
Income from investment operations:					
Net investment income	0.30	0.25	0.32	0.44	0.64
Net realized and unrealized gains or losses	(0.01)	0.01	(0.02)	(0.24)	0.08
Total income from investment operations	0.29	0.26	0.30	0.20	0.72
Less distributions:					
Dividends from net investment income	(0.31)	(0.26)	(0.35)	(0.45)	(0.64)
Net asset value at end of period	9.68	9.70	9.70	9.75	10.00
Total return (%)	3.08	2.67	3.10	2.04	7.50
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.44	0.45	0.44	0.40	0.40
Gross operating expenses	0.44	0.45	0.44	0.47	0.56
Net investment income	3.18	2.57	3.23	4.52	6.18
Portfolio turnover rate	76	89	109	42	106
Net assets, end of period ($ x 1,000,000)	5,091	3,030	1,476	1,443	772

Portfolio Holdings as of August 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q is available on the SEC's website at http:/www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbol below to designate certain characteristics of the securities.

- ◗ Variable-rate security
- ▮ Callable security
- ■ All or a portion of this security is held as collateral for futures contracts and delayed-delivery security

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
43.1%	**Corporate Bonds**	2,506,417	2,511,123
29.8%	**Asset-Backed Obligations**	1,729,129	1,735,069
19.0%	**Mortgage-Backed Securities**	1,108,978	1,109,537
0.0%	**U.S. Government Securities**	2,365	2,365
2.2%	**Commercial Paper & Other Corporate Obligations**	126,039	126,022
5.4%	**Preferred Stock**	317,169	316,372
0.0%	**Other Investment Companies**	1,091	1,091
99.5%	**Total Investments**	**5,791,188**	**5,801,579**
0.5%	**Other Assets and Liabilities**		30,432
100.0%	**Net Assets**		**5,832,011**

	Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
	Corporate Bonds 43.1% of net assets		
	Finance 22.3%		
	Banking 12.5%		
	AB Spintab, 144A		
◗▮	4.68%, 10/31/05	6,500	6,495
▮■	7.50%, 08/14/49	2,100	2,162
◗	**Allied Irish Banks, 144A**		
	4.47%, 10/17/05	17,575	17,789
◗▮	**Artesia Overseas, Ltd.**		
	4.59%, 11/25/05	10,000	10,051
▮	**BBVA Bancomer Capital Trust I, 144A**		
	10.50%, 02/16/11	24,900	25,684
	BNP Paribas		
◗▮	4.06%, 09/20/05	42,700	42,891
◗	4.06%, 09/20/05	724	728
◗	**Citigroup, Inc.**		
	3.75%, 11/02/05	35,000	35,017
	Countrywide Home Loan		
◗	3.60%, 09/29/05	49,000	49,010
◗	3.76%, 10/31/05	24,500	24,499

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Countrywide Home Loans		
▸ 3.68%, 10/12/05	3,860	3,861
▸ 4.01%, 11/25/05	4,735	4,740
▸ **Credit Suisse First Boston, Inc.**		
5.25%, 10/27/05	440	441
◧▮ **Deutsche Bank Capital Trust, 144A**		
Class B		
5.29%, 09/30/05	48,400	50,041
▸ **Deutsche Bank Luxembourg, 144A**		
4.63%, 12/28/05	5,000	5,061
Doral Financial Corp.		
▸ 3.99%, 09/07/05	26,905	26,803
▸ 4.45%, 10/20/05	8,785	8,379
▮▸ **Fleet Capital Trust V**		
4.43%, 09/19/05	42,300	42,588
▸ **Intesa Bank Overseas Ltd.**		
4.38%, 10/03/05	31,000	31,117
▸ **JP Morgan Chase & Co.**		
3.48%, 09/14/05	15,200	15,228
▪ **Koram Bank**		
5.64%, 09/26/12	25,300	25,873
▸ **Nationwide Building Society, 144A**		
3.51%, 09/12/05	30,000	30,058
▮▸ **RBS Capital Trust IV**		
4.29%, 09/30/05	39,800	40,460
◧▮ **Republic New York Corp.**		
4.15%, 01/30/06	44,700	44,414
▸ **Royal Bank of Scotland PLC, 144A**		
3.66%, 10/21/05	49,800	49,816
◧▮ **Societe Generale**		
4.26%, 10/21/05	28,000	28,213
▸ **Southtrust Bank NA**		
3.48%, 09/29/05	150	150
▸ **Sovereign Bancorp.**		
4.17%, 11/25/05	16,000	16,037
▸ **Wachovia Corp.**		
3.72%, 10/24/05	31,000	31,042
Wells Fargo & Co.		
▸ 3.42%, 09/12/05	24,000	24,024
▸ 3.51%, 09/23/05	8,450	8,465
▸ 3.54%, 09/29/05	29,767	29,811
		730,948

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Brokerage 3.0%		
◧▮ **Credit Suisse Financial Products**		
4.10%, 09/06/05	20,770	20,858
Goldman Sachs Group, Inc.		
▸ 3.59%, 09/30/05	34,280	34,324
▸ 3.69%, 10/11/05	15,500	15,524
▸ 3.73%, 10/25/05	25,000	25,001
◧▮ **Lehman Brothers E-Capital Trust I, 144A**		
4.59%, 11/21/05	9,900	9,916
▸ **Merrill Lynch & Co.**		
3.30%, 09/06/05	19,880	19,940
Morgan Stanley		
▸ 3.70%, 10/12/05	2,605	2,608
▸ 3.79%, 10/27/05	6,940	6,954
▸ 3.92%, 11/15/05	41,250	41,306
		176,431
Finance Companies 2.9%		
▸ **American General Finance**		
3.61%, 09/27/05	30,000	30,044
General Electric Capital Corp.		
▸ 3.30%, 09/02/05	37,900	36,848
▸ 3.86%, 11/21/05	12,500	12,518
▸ **International Lease Finance Corp.**		
3.54%, 10/17/05	10,000	10,028
▸ **MBNA Europe Funding PLC, 144A**		
3.97%, 09/07/07	15,000	15,000
▸ **Residential Capital Corp., 144A**		
4.84%, 09/29/05	25,000	25,154
▸ **Washington Mutual, Inc.**		
3.98%, 11/03/05	38,595	38,607
		168,199
Insurance 2.9%		
◧▮ **ASIF Global Finance XXII, Series 144A**		
3.99%, 11/28/05	31,700	31,743
◧▮ **AXA**		
3.95%, 09/06/05	64,600	64,796
▸ **Marsh & McLennan Cos., Inc.**		
3.71%, 10/13/05	28,560	28,417
◧▮ **Twin Reefs Pass-Through, Section 3c7, 144A**		
4.35%, 09/12/05	22,900	22,853

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◗ **Xlliac Global Fund**		
3.54%, 09/02/05	22,300	22,322
		170,131
Real Estate Investment Trust 1.0%		
◗▮ **Duke Realty Corp.**		
3.70%, 09/22/05	18,265	18,287
▪ **Host Marriott LP**		
9.50%, 01/15/07	13,630	14,379
◗ **Westfield Capital Corp., 144A**		
4.00%, 11/02/05	23,400	23,453
		56,119
Industrial 16.8%		
Basic Industry 0.5%		
▪ **Georgia-Pacific Corp.**		
7.38%, 07/15/08	20,000	21,200
Nova Chemicals Ltd		
7.00%, 09/15/05	2,900	2,900
▮ **Westlake Chemical Corp.**		
8.75%, 07/15/11	5,900	6,431
		30,531
Capital Goods 0.6%		
▪ **Ball Corp.**		
7.75%, 08/01/06	12,719	13,037
Bombardier Capital, Inc., 144A		
▪ 7.50%, 10/17/05	9,950	10,012
▪ 6.13%, 06/29/06	10,180	10,231
		33,280
Communications 3.2%		
◗ **America Movil SA de CV, 144A**		
4.29%, 10/27/05	31,500	31,610
◗ **Cox Communications, Inc., 144A**		
3.95%, 09/14/05	24,900	25,078
▮▪ **Directv Holdings/Finance**		
8.38%, 03/15/13	5,200	5,733
◗▮ **Echostar DBS Corp.**		
6.75%, 10/01/05	13,750	14,111
▮▪ **MCI, Inc.**		
6.91%, 05/01/07	21,350	21,617

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▮▪ **Nextel Partners, Inc.**		
12.50%, 11/15/09	24,979	26,915
◗▮ **Rogers Wireless, Inc.**		
6.54%, 09/15/05	2,990	3,132
▮▮▪ **SBA Telecommunications Corp.**		
0.00%, 12/15/11	18,820	17,362
▮▮▪ **TCI Communications Financing III**		
9.65%, 03/31/27	34,170	38,649
		184,207
Consumer Cyclical 8.7%		
◗ **Archstone I PLC, 144A**		
Series 2005-1 Class A1		
4.23%, 09/20/05	34,600	34,730
Caesars Entertainment, Inc.		
8.50%, 11/15/06	10,800	11,304
▪ 9.38%, 02/15/07	5,000	5,294
◗ **Centex Corp.**		
Series D		
5.65%, 10/10/05	15,340	15,625
▮▪ **Cummins, Inc.**		
9.50%, 12/01/10	19,950	22,045
D. R. Horton, Inc.		
▪ 9.38%, 03/15/11	19,725	21,086
8.50%, 04/15/12	15,125	16,486
Daimler-Chrysler, N.A. Holdings		
◗ 3.86%, 09/10/07	10,140	10,182
◗ 4.43%, 11/25/05	19,850	19,921
Ford Motor Credit Co.		
4.39%, 09/21/05	9,000	8,883
◗ 4.31%, 09/28/05	15,980	15,594
◗ 4.74%, 11/16/05	10,000	10,003
▪ 6.88%, 02/01/06	50,950	51,294
General Motors Acceptance Corp.		
◗▮ 1.50%, 09/15/05	500	477
6.63%, 10/15/05	500	501
◗ 4.51%, 10/17/05	11,900	11,731
◗ 4.68%, 11/18/05	44,050	43,953
◗ 4.67%, 11/21/05	4,000	3,934
Harrahs Operating Co., Inc.		
7.88%, 12/15/05	2,300	2,323
▪ **Hyatt Equities, L.L.C., 144A**		
6.88%, 06/15/07	1,295	1,330

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
■■ **John Q Hamons Hotels / Finance**		
Series B		
8.88%, 05/15/12	15,565	17,199
■■ **KB Home**		
9.50%, 02/15/11	26,441	28,258
◑ **Lennar Corp.**		
Series B		
4.18%, 09/19/05	22,875	22,977
Mandalay Resort Group		
10.25%, 08/01/07	3,950	4,301
MGM Mirage, Inc.		
7.25%, 10/15/06	4,050	4,146
9.75%, 06/01/07	3,250	3,486
■ 6.75%, 08/01/07	6,000	6,150
6.75%, 02/01/08	300	307
■ **Royal Caribbean Cruises**		
6.75%, 03/15/08	4,255	4,436
Ryland Group, Inc.		
■■ 9.75%, 09/01/10	16,060	16,843
■■ 9.13%, 06/15/11	21,862	23,808
�▮ **Schuler Homes**		
10.50%, 07/15/11	2,295	2,510
■■ **Standard Pacific Corp.**		
9.50%, 09/15/10	18,242	19,131
■ **Starwood Hotel Resorts**		
7.38%, 05/01/07	6,000	6,248
Toll Corp.		
▮ 8.25%, 02/01/11	25,385	26,781
▮ 8.25%, 12/01/11	13,050	13,964
		507,241
Consumer Non-Cyclical 1.1%		
Altria Group, Inc.		
3.61%, 09/09/05	25,000	24,999
◗ **Evangelical Lutheran Good Samaritan Society**		
4.38%, 11/25/05	19,800	19,807
◗ **Safeway, Inc.**		
4.16%, 11/01/05	7,000	7,001
◑ **Stater Brothers Holdings**		
6.91%, 09/15/05	12,950	13,144
		64,951

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Energy 1.6%		
■■ **Husky Oil Ltd.**		
8.90%, 08/15/28	27,122	29,857
Kerr-McGee Corp.		
8.13%, 10/15/05	3,910	3,925
■ 5.88%, 09/15/06	21,200	21,595
■■ **Pogo Producing Co.**		
Series B		
8.25%, 04/15/11	22,156	23,485
■ **Tesoro Corp.**		
8.00%, 04/15/08	14,635	15,440
		94,302
Technology 0.5%		
◗ **BAE Systems Holdings, Inc.**		
4.05%, 11/15/05	15,000	15,004
◑ **Freescale Semiconductor**		
5.89%, 10/17/05	11,900	12,346
		27,350
Transportation 0.6%		
◗ **CSX Corp.**		
4.01%, 11/03/05	20,730	20,771
◗ **Yellow Roadway Corp., 144A**		
5.17%, 11/15/05	15,000	15,013
		35,784
Utilities 4.0%		
◗ **Atmos Energy Corp.**		
3.52%, 10/17/05	19,900	19,946
■■ **Columbia Energy Group**		
Series D		
7.05%, 11/28/07	1,405	1,413
◗ **Delek & Avner-Yam, 144A**		
4.79%, 11/01/05	9,661	9,650
◑ **DTE Energy Co.**		
4.28%, 09/01/05	9,400	9,438
◑ **Duke Energy Corp.**		
3.82%, 12/08/05	21,350	21,367
◑ **Energen Corp.**		
4.14%, 11/15/05	9,900	9,914
◑ **Entergy Gulf States**		
3.73%, 09/01/05	34,275	34,404

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Georgia-Pacific Corp.		
7.50%, 09/14/05	4,675	4,774
◗■ **Nisource Finance Corp.**		
4.39%, 11/23/05	32,720	32,891
Southern California Edison		
◗ 3.47%, 09/14/05	50,000	50,019
◗ 3.87%, 10/13/05	7,370	7,375
◗ **Teco Energy, Inc., 144A**		
5.69%, 11/01/05	9,950	10,249
◗ **TXU Energy Co., L.L.C.**		
4.36%, 10/14/05	15,250	15,257
◗■ **TXU Energy Co., L.L.C.**		
4.36%, 10/14/05	4,950	4,952
		231,649

Asset-Backed Obligations 29.8% of net assets

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
ABSC NIMS Trust		
Series 2004-HE7 Class A1		
5.00%, 10/25/34	2,202	2,202
◗ **ABSLB Long Beach Home Equity Loan Trust**		
Series 2000-LB-1 Class M2V		
4.71%, 09/21/05	10,670	10,190
ACE Securities Corp.		
◗ Series 2002-HE-1 Class M2		
4.84%, 09/26/05	5,000	5,040
◗ Series 2002-HE3 Class M2		
5.84%, 09/26/05	15,000	15,107
◗ Series 2003-HS1 Class M3		
6.14%, 09/26/05	4,081	4,192
◗ Series 2004-FM1 Class M1		
4.24%, 09/26/05	10,000	10,028
◗ **Aegis Asset Backed Securities Trust**		
Series 2003-2 Class A1		
4.04%, 09/26/05	13,032	13,067
Alter Moneta Receivables, L.L.C.		
Series 2003-1		
2.56%, 03/15/11	1,840	1,828
Americredit Automobile Receivables Trust		
Series 2002-1 Class D		
6.53%, 06/06/08	6,450	6,522
Americredit Finance NIM Trust		
Series 2004-RN5 Class A		
5.19%, 07/25/34	1,324	1,319
Ameriquest Finance NIM Trust		
◗ Series 2001-RN4 Class A		
4.60%, 09/26/05	1,093	1,090
Series 2004-RN9 Series N1		
4.80%, 11/25/34	5,337	5,317
Ameriquest Mortgage Securities, Inc.		
◗ Series 2003-6 Class M2		
5.49%, 09/26/05	5,000	5,108
◗ Series 2003-AR2 Class M2		
5.67%, 09/26/05	5,000	5,071
◗ Series 2003-AR3 Class M2		
5.69%, 09/26/05	5,000	5,105
◗ Series 2003-IA1 Class M2		
5.29%, 09/26/05	2,614	2,615
Series 2004-R10 Class M1		
4.34%, 11/25/34	10,550	10,619
Series 2004-R10 Class M6		
5.01%, 11/25/34	7,050	7,249
Series 2004-R10 Class M7		
3.64%, 11/25/34	6,900	7,087
Series 2004-R10 Class M8		
3.84%, 11/25/34	1,950	1,992
Amortizing Residential Collateral Trust		
◗ Series 2002-BC1 Class B		
5.69%, 09/26/05	704	707
◗ Series 2002-BC1 Class M2		
4.74%, 09/26/05	3,060	3,075
◗ Series 2002-BC9 Class M2		
5.89%, 09/26/05	18,000	18,452
AQ Finance NIM Trust		
Series 2003-N11A		
7.14%, 08/25/33	39	39
Argent Securities, Inc.		
◗ Series 2003-W7 Class M2		
5.39%, 09/26/05	15,750	15,988
◗ Series 2003-W9 Class M2		
5.36%, 09/26/05	19,695	20,067
◗ **Aria CDO I (Jersey) Ltd.**		
Series IA-3 Class B1U5		
4.48%, 10/07/05	41,250	41,486
Asset Backed Funding Certificates		
◗ Series 2003-AHL1 Class M1		
4.49%, 09/26/05	7,500	7,585

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▸ Series 2003-OPT1 Class M2		
5.19%, 09/26/05	5,000	5,048
▸ Series 2003-WMC1 Class A3		
4.19%, 09/26/05	12,549	12,662
▸ Series 2004-HE1 Class M2		
4.79%, 09/26/05	12,750	12,973
▸ Series 2004-HE1 Class M8		
7.14%, 09/26/05	4,022	3,732
▸ Series 2004-OPT2 Class M1		
4.19%, 09/26/05	16,500	16,569
▸ Series 2004-OPT2 Class M2		
4.64%, 09/14/05	11,576	11,714
Asset Backed Funding Corp. NIM Trust		
Series 2004-OPT5 Class N1		
4.45%, 09/28/34	8,908	8,889
Asset Backed Securities Corp. Home Equity		
▸ Series 2001-HE3 Class M2		
4.62%, 09/15/05	1,220	1,220
▸ Series 2002-HE3 Class M2		
5.12%, 09/15/05	6,830	6,861
▸ Series 2003-HE1 Class M2		
5.92%, 09/15/05	14,850	15,431
▸ Series 2003-HE2 Class M2		
5.47%, 09/15/05	4,460	4,509
▸ Series 2003-HE2 Class M3		
5.82%, 09/15/05	8,035	8,132
▸ Series 2003-HE7 Class M1		
4.22%, 09/15/05	7,000	7,037
Asset Backed Securities Corp. NIMS Trust		
Series 2004-HE3 Class A1		
5.00%, 05/25/34	3,446	3,424
Banc of America Funding Corp.		
Series 2004-A Class 4A1		
5.87%, 06/20/32	13,020	13,395
Bear Stearns Asset Backed Securities, Inc.		
▸ Series 1999-1 Class MV1		
4.62%, 09/26/05	7,532	7,541
▸ Series 2004-HEB Class M1		
4.21%, 09/26/05	12,100	12,111
▸ **Capital One Master Trust**		
Series 2001-2 Class C		
4.67%, 09/15/05	14,920	14,968
Capital One Multi-Asset Execution Trust		
▸ Series 2003-B6 Class B6		
4.10%, 09/15/05	20,000	20,203

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▸ Series 2003-C1 Class C1		
6.12%, 09/15/05	3,500	3,683
Capital One Prime Auto Receivables Trust		
Series 2004-2 Class B		
3.95%, 05/16/11	13,673	13,601
▸ **CARSS Finance Ltd. Partnership**		
Series 2004-A Class B2		
4.52%, 09/15/05	3,913	3,919
CDC Mortgage Capital Trust		
▸ Series 2003-HE1 Class M1		
4.54%, 09/26/05	18,000	18,077
▸ Series 2003-HE2 Class M2		
5.54%, 09/26/05	5,000	5,087
▸ Series 2003-HE4 Class M1		
4.29%, 09/26/05	5,700	5,722
▸ Series 2003-HE4 Class M2		
5.29%, 09/26/05	4,000	4,092
▸ **Centex Home Equity**		
Series 2003-B Class M2		
5.34%, 09/26/05	6,500	6,619
Chase Funding Mortgage Loan Asset-Backed		
▸ Series 2001-3 Class 2M2		
4.62%, 09/26/05	670	672
▸ Series 2003-2 Class 2A2		
3.92%, 09/26/05	8,476	8,497
Chase Funding Net Interest Margin, 144A		
Series 2004-1A		
3.75%, 02/27/34	135	135
Chec Loan Trust		
Series 2004-2 Class M1		
4.28%, 10/25/34	8,750	8,794
CIT Marine Trust		
Series 1999-A Class A4		
6.25%, 11/15/19	2,580	2,610
Countrywide Asset Backed Certificates		
▸ Series 2002-6 Class M1		
4.74%, 09/26/05	3,000	3,021
▸ Series 2002-6 Class M2		
5.74%, 09/26/05	4,800	4,866
▸ Series 2003-2 Class M2		
5.29%, 09/26/05	225	229
Distribution Financial Services Trust		
Series 2001-1 Class-D		
7.73%, 11/15/22	8,250	8,207

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◗ **Fieldstone Mortgage Investment Corp.**		
Series 2004-2 Class M3		
5.04%, 09/26/05	2,000	2,001
Finance America Mortgage Loan Trust		
◗ Series 2004-1 Series M4		
4.49%, 09/26/05	3,500	3,538
◗ Series 2004-2 Class M6		
5.04%, 09/26/05	2,625	2,676
◗ Series 2004-3 Class M1		
4.22%, 09/26/05	13,350	13,425
First Franklin Mortgage Loan Asset Backed Certificates		
◗ Series 1997-FF3 Class M1		
4.24%, 09/20/05	1,159	1,160
◗ Series 2003-FF3 Class M4		
6.89%, 09/25/05	5,208	5,356
First Franklin NIM Trust		
Series 2004-FF10 Class N1		
4.45%, 11/26/34	4,316	4,311
Series 2004-FF4A Class N		
5.75%, 06/25/34	2,227	2,220
Series 2004-FF8A, **144A**		
5.25%, 10/25/34	5,404	5,422
Fremont Home Loan Trust		
◗ Series 2003-A Class M2		
5.37%, 09/26/05	7,000	7,061
◗ Series 2003-B Class M1		
4.34%, 09/26/05	19,500	19,675
◗ Series 2003-B Class M2		
5.26%, 09/26/05	13,000	13,342
◗ Series 2004-A Class M2		
4.79%, 09/26/05	5,000	5,068
Fremont NIM Trust		
Series 2004-D Class N1		
4.50%, 06/25/06	4,661	4,650
Series 2005-A, **144A**		
3.75%, 01/25/35	9,135	9,102
◗ **Galena CDO I (Cayman No. 1) Ltd., 144A**		
Series I-A Class B1U7		
4.50%, 01/11/06	5,000	5,000
Global Signal Trust		
Series 2004-2A Class C		
4.70%, 12/15/14	7,000	6,952
◗ **GSamp Trust**		
Series 2002-WMC1 Class B1		
5.71%, 09/20/05	1,657	1,672
◗ **Home Equity Asset Trust**		
Series 2004-8 Class M1		
4.22%, 09/26/05	22,000	22,208
Home Equity Mortgage Trust		
◗ Series 2002-5 Class M2		
6.09%, 09/26/05	6,274	6,301
◗ Series 2003-5 Class M2		
5.44%, 09/26/05	4,000	4,041
◗ Series 2003-7 Class M2		
5.34%, 09/26/05	6,000	6,054
◗ **Household Mortgage Loan Trust**		
Series 2003-HC2 Class M		
4.21%, 09/20/05	2,886	2,891
◗ **Impac CMB Trust**		
Series 2003-10 Class 1A1		
3.99%, 09/26/05	6,109	6,113
IndyMac Home Equity Loan Asset-Backed Trust		
Series 2004-B Class M4		
4.79%, 11/25/34	14,500	14,780
IndyMac NIM Trust SPMD		
Series 2004-B		
5.68%, 11/25/34	4,006	4,018
Irwin Home Equity		
Series 2003-1 Class M2		
5.64%, 02/25/08	5,000	5,137
Long Beach Asset Holdings, Corp.		
Series 2004-5		
5.00%, 09/25/34	639	637
Series 2004-6 Class N1		
4.50%, 11/25/34	2,222	2,223
Long Beach Mortgage Loan Trust		
◗ Series 2003-2 Class M1		
4.46%, 09/26/05	8,000	8,055
◗ Series 2003-2 Class M3		
5.89%, 09/26/05	2,190	2,223
◗ Series 2004-1 Class M6		
5.04%, 09/26/05	8,000	8,133
Main Street Warehouse Funding Trust		
◗ Series 2004-MSC		
6.39%, 09/26/05	9,000	9,091
◗ Series 2004-MSD		
5.94%, 09/26/05	18,500	18,523
Master Asset Backed Securities Trust		
◗ Series 2002-OPT1 Class M2		
5.59%, 09/26/05	10,000	10,125

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▶Series 2003-OPT1 Class A2 4.06%, 09/25/05	3,967	3,978
▶Series 2003-OPT1 Class M2 5.49%, 09/26/05	12,500	12,701
▶Series 2003-WMC2 Class M1 4.34%, 09/26/05	600	604
MBNA Credit Card Master Note Trust		
▶Series 2003-B3 Class B3 3.95%, 09/30/05	14,329	14,405
▶Series 2003-C3 Class C3 4.92%, 09/30/05	10,920	11,236
MBNA Master Credit Card Trust		
▶Series 1999-L Class C 4.65%, 09/15/05	8,000	8,081
▶Series 2000-H Class B 4.17%, 09/15/05	14,500	14,695
Merrill Lynch Mortgage Investors, Inc.		
▶Series 2003-WMC2 Class M1 4.49%, 09/26/05	5,000	5,011
▶Series 2003-WMC3 Class A2 4.00%, 09/26/05	1,143	1,144
▶Series 2003-WMC3 Class M3 5.29%, 09/26/05	2,000	2,019
▶Series 2003-WMC3 Class M4 5.46%, 09/26/05	2,913	2,955
▶Series 2004-WMC1 Class A2 3.94%, 09/26/05	8,832	8,867
Series 2005-WM1N Class N1 5.00%, 10/01/05	8,859	8,781
▶**MMCA Automobile Trust**		
Series 2002-5 Class C 5.72%, 09/15/05	1,408	1,415
Morgan Stanley ABS Capital I		
▶Series 2003-HE3 Class M1 4.32%, 09/26/05	9,403	9,471
▶Series 2003-NC6 Class M1 4.44%, 09/26/05	17,500	17,704
▶Series 2004-HE1 Class B2 5.54%, 09/26/05	6,000	6,004
▶Series 2004-HE8 Class M1 4.28%, 09/26/05	19,810	19,936
▶Series 2004-HE9 Class M4 4.64%, 09/26/05	15,000	15,098
Series 2004-NC1N 7.00%, 12/25/33	380	379

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Morgan Stanley Auto Loan Trust		
Series 2003-HB1 Class B 2.22%, 04/15/11	3,842	3,776
Series 2004-HB1 Class C 2.88%, 10/15/11	7,636	7,545
Series 2004-HB2 Class C 3.24%, 03/15/12	3,956	3,921
Series 2004-HB2 Class D 3.59%, 03/15/12	537	535
New Century Home Equity Loan Trust		
▶Series 2003-3 Class M3 6.02%, 09/26/05	7,686	7,923
▶Series 2004-2 Class A3 3.89%, 09/26/05	9,485	9,492
▶Series 2004-3 Class M1 4.26%, 09/26/05	14,000	14,080
Novastar Home Equity Loan		
▶Series 2003-1 Class M2 5.64%, 09/26/05	13,000	13,170
▶Series 2003-2 Class M1 4.39%, 09/26/05	15,720	15,814
▶Series 2003-3 Class M1 4.39%, 09/26/05	22,700	22,916
▶Series 2003-3 Class M2 5.29%, 09/26/05	10,000	10,248
▶Series 2003-4 Class M1 4.35%, 09/26/05	20,000	20,142
▶Series 2004-1 Class B1 5.34%, 09/26/05	5,950	5,963
▶Series 2004-2 Class B1 5.59%, 09/26/05	7,900	8,063
▶Series 2004-2 Class M4 4.84%, 09/26/05	13,000	13,135
▶Series 2004-4 Class B1 5.34%, 09/26/05	10,000	10,130
▶Series 2005-1 Class B4 7.14%, 09/26/05	4,000	3,791
▶Series 2005-1 Class M4 4.32%, 09/26/05	8,000	8,030
Novastar NIM Trust		
Series 2004-N2 4.46%, 07/25/34	2,490	2,480
Series 2005-N1 Class NOTE, **144A** 4.78%, 10/26/35	12,241	12,253

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Novastar NIM Trust, 144A		
Series 2004-N3		
3.97%, 03/25/35	6,305	6,288
◗ **ODIN CDO I (Cayman Islands) Ltd., 144A**		
Series 1A Class B1U5		
4.16%, 10/11/05	19,900	19,970
OPTEUM NIM Trust		
Series 2005-1, **144A**		
6.00%, 02/25/35	2,160	2,156
Option One Mortgage Loan Trust		
◗ Series 2002-2 Class M3		
5.49%, 09/26/05	235	236
◗ Series 2002-4 Class M1		
4.24%, 09/26/05	12,498	12,535
◗ Series 2003-1 Class M1		
4.54%, 09/26/05	17,700	17,895
◗ Series 2003-1 Class M2		
5.59%, 09/26/05	250	254
◗ Series 2003-2 Class M1		
4.29%, 09/26/05	15,000	15,126
◗ Series 2004-1 Class M2		
4.74%, 09/26/05	3,800	3,848
◗ Series 2004-1 Class M3		
4.99%, 09/26/05	5,000	5,070
◗ Series 2004-2 Class M1		
4.17%, 09/26/05	7,000	7,026
◗ **Overture CDO (Jersey) Ltd.**		
Series IA Class B1		
3.94%, 01/09/06	1,650	1,645
◗ **Park Place Securities NIM Trust**		
Series 2004-WHQ2 Class A		
4.00%, 09/26/05	3,170	3,164
◗ **Park Place Securities, Inc.**		
Series 2004-MHQ1C Class M1		
4.34%, 09/26/05	15,000	15,078
Residential Asset Securities Corp.		
◗ Series 2003-KS6 Class M2		
5.14%, 09/26/05	15,300	15,523
◗ Series 2004-KS2 Class M22		
4.64%, 09/26/05	9,000	9,099
Residential Asset Securities NIM Corp.		
Series 2005-NT1, **144A**		
4.00%, 02/25/35	13,179	13,207
Ryder Vehicle Lease Trust		
Series 2001-A Class CTFS		
6.75%, 03/15/12	10,000	10,181
Sail Net Interest Margin Notes		
Series 2003-12A Class A		
7.35%, 11/27/33	295	294
Series 2004-AA Class A		
4.50%, 10/27/34	7,186	7,165
Series 2005-1A Class A, **144A**		
4.25%, 02/27/35	6,027	6,006
Series 2005-3 Class A		
4.75%, 04/27/35	4,813	4,807
◗ **SAKS Credit Card Master Trust**		
Series 2001-2 Class B		
4.22%, 09/15/05	2,800	2,813
◗ **Saxon Asset Securities Trust**		
Series 2004-1 Class M2		
4.77%, 09/26/05	12,650	12,777
Securitized Asset Backed NIM Trust		
Series 2004-DO2		
5.50%, 09/25/34	4,146	4,100
Series 2004-NC2 Class N		
5.75%, 07/25/34	3,120	3,117
Series 2004-OP2 Class N		
5.50%, 08/25/34	3,944	3,922
Sharps SP I L.L.C. Net Interest Margin Trust		
Series 2004-FM1N Class N		
6.16%, 09/25/34	420	420
Series 2004-HE2N Class NA		
5.43%, 10/25/34	3,050	3,029
Series 2004-HE3N Class NA, **144A**		
5.19%, 11/25/34	5,932	5,912
Series 2004-OP1N Class NA		
5.19%, 04/25/34	1,389	1,388
◗ **Specialty Underwriting & Residential Finance**		
Series 2004-BC1 Class M1		
4.15%, 09/26/05	15,000	15,047
Structured Asset Investment Loan Trust		
◗ Series 2003-BC1 Class A2		
3.98%, 09/26/05	17,073	17,118
◗ Series 2003-BC7 Class M2		
5.39%, 09/26/05	10,333	10,402
Structured Asset Securities Corp.		
◗ Series 1998-8 Class B		
4.94%, 09/26/05	26	26

 See financial notes.

Security Series Rate, Maturity Date	Face Value ($ x 1,000)	Value ($ x 1,000)
◗ Series 2004-S2 Class M2		
4.24%, 09/26/05	14,600	14,658
Student Loan Trust		
◗ Series 2000-2 Class A2L		
3.85%, 10/25/05	6,864	6,890
◗ Series 2000-3 Class A2L		
3.84%, 10/25/05	7,215	7,245
◗ Series 2000-A Class A2		
3.86%, 10/28/05	14,177	14,229
◗ Series 2001-1 Class A2L		
3.80%, 10/25/05	3,322	3,330
◗ Series 2002-1 Class A2		
3.76%, 10/25/05	5,256	5,270
◗ Series 2003-9 Class A4		
3.61%, 09/15/05	75,000	75,555
◗ Series 2004-3 Class A4		
3.78%, 10/25/05	47,500	47,678
◗ Series 2004-9 Class A3		
3.74%, 10/25/05	15,000	15,030
◗ Series 2004-9 Class A4		
3.78%, 10/25/05	62,000	62,281
◗ Series 2005-3 Class A2		
3.65%, 10/25/05	10,000	9,990
◗ Series 2005-7 Class A1		
3.72%, 10/25/05	30,000	30,018
◗ **Terrapin Funding, L.L.C.**		
Series 2003-1A Class B1		
4.64%, 09/08/05	20,000	20,051
UCFC Home Equity Loan		
Series 1998-B Class A7		
6.53%, 10/15/29	9,800	9,848
WFS Financial Owner Trust		
Series 2002-2 Class A4		
4.50%, 02/20/10	864	866
Series 2004-1 Class A4		
2.81%, 08/22/11	1,000	983
Series 2004-1 Class C		
2.49%, 08/22/11	3,825	3,769
Series 2004-2 Class C		
3.20%, 11/21/11	7,659	7,588
Series 2004-3 Class 3D		
4.07%, 02/17/12	1,474	1,467
Series 2004-3 Class C		
3.60%, 02/17/12	9,541	9,417
Series 2004-4 Class C		
3.21%, 05/17/12	10,466	10,333

Security Series Rate, Maturity Date	Face Value ($ x 1,000)	Value ($ x 1,000)
Whole Auto Loan Trust		
Series 2003-1 Class B		
2.24%, 03/15/10	8,570	8,457
		1,735,069

Mortgage-Backed Securities 19.0% of net assets

Collateralized Mortgage Obligations 14.4%

Bank of America Mortgage Securities		
Series 2002-J Class A2		
4.88%, 09/25/32	1,951	1,945
Series 2003-8 Class 2A5		
5.00%, 11/25/18	12,161	12,252
Series 2003-C Class 2A1		
3.93%, 04/25/33	4,283	4,227
Series 2003-D Class 2A2		
3.60%, 03/25/08	4,018	3,940
Series 2004-3 Class 4A		
4.92%, 07/25/34	88,657	87,826
Series 2004-7 Class 7A1		
5.00%, 08/25/19	67,160	66,767
Series 2004-A Class 2A2		
4.18%, 02/25/34	21,055	20,868
Series 2004-I Class 1A2		
4.19%, 09/25/34	14,084	14,073
Series 2004-J Class 2A1		
4.82%, 11/25/34	30,469	30,535
◗ **Countrywide Asset-Backed Certificates**		
Series 2004-11 Class A2		
4.02%, 09/26/05	34,426	34,563
Countrywide Home Loans		
Series 2003-HYB1 Class 1A1		
3.85%, 05/19/33	4,786	4,717
Series 2004-HYB5 Class 3A1		
4.78%, 04/20/35	52,027	52,152
Crown Castle Towers, L.L.C.		
Series 2005-1 Class AB		
4.88%, 06/15/35	11,000	10,961
CS First Boston Mortgage Securities Corp.		
◗ Series 2001-HE17 Class M1		
4.36%, 09/26/05	7,400	7,483
Series 2002-AR27 Class 1A1		
5.42%, 10/25/32	1,228	1,253

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Value ($ x 1,000)	Value ($ x 1,000)
Series 2002-AR28 Class 1A2		
4.98%, 11/25/32	1,344	1,363
Series 2004-AR7 Class 2A1		
4.86%, 11/25/34	23,986	24,036
Fannie Mae		
Series 2003-22 Class UK		
4.00%, 09/25/31	6,142	6,026
▸ Series 2003-37 Class FK		
4.44%, 09/26/05	2,623	2,627
Fannie Mae (Interest Only)		
Series 2003-57 Class IB		
5.00%, 06/25/18	25,432	3,354
Fifth Third Mortgage Loan Trust		
▸ Series 2002-FTB1 Class 3A1		
3.91%, 09/01/05	1,578	1,600
▸ Series 2002-FTB1 Series 2A1		
6.27%, 09/01/05	2,469	2,465
Freddie Mac		
Series 61 Class D		
9.30%, 11/15/20	511	511
GSR Mortgage Loan Trust		
Series 2004-7 Class 1A2		
3.49%, 06/25/34	8,536	8,384
Series 2004-9 Class 5A1		
3.93%, 08/25/34	18,298	18,237
IndyMac Index Mortgage Loan Trust (Interest Only)		
Series 2004-AR1 Class AX1		
0.80%, 04/25/34	256,316	2,315
Master Adjustable Rate Mortgages Trust		
Series 2002-4 Class 1A1		
5.27%, 11/25/32	1,364	1,377
Series 2002-4 Class 2A1		
5.48%, 11/25/32	1,253	1,273
Series 2002-4 Class 3A1		
5.27%, 11/25/32	1,378	1,382
Series 2003-1 Class 1A1		
4.15%, 12/25/32	185	184
Morgan Stanley Mortgage Loan Trust		
▸ Series 2004-5AR Class 3A4		
4.66%, 08/18/06	9,179	9,156
Series 2004-8AR Class 3A		
5.08%, 10/25/34	15,537	15,646
Series 2004-8AR Class 4A1		
5.47%, 10/25/34	7,414	7,524
Series 2004-9 Class 2A		
6.42%, 11/25/34	14,605	15,154

Security Series Rate, Maturity Date	Face Value ($ x 1,000)	Value ($ x 1,000)
▸ Series 2005-2AR Class B1		
4.14%, 09/26/05	28,365	28,338
Residential Accredit Loans, Inc.		
Series 2004-QA3 Class NB21		
4.55%, 08/25/34	7,781	7,665
Series 2004-QS16 Class 2A1		
5.00%, 12/25/19	39,388	39,438
Residential Asset Securitization Trust		
Series 2004-A6 Class A1		
5.00%, 08/25/19	27,758	27,635
Residential Funding Mortgage Securitization I		
Series 2003-S20 Class 2A1		
4.75%, 12/25/18	5,388	5,341
Sequoia Mortgage Trust (Interest Only)		
Series 2003-8 Class X1		
0.80%, 01/20/34	180,041	1,641
Thornburg Mortgage Securities Trust		
Series 2004-1 Class II2A		
3.37%, 04/25/34	20,513	20,048
Washington Mutual		
Series 2002-AR19 Class A7		
4.68%, 01/01/33	4,013	4,015
Series 2003-AR1 Class A6		
4.56%, 01/25/33	2,089	2,082
Series 2003-AR8 Class A		
4.03%, 08/25/33	7,828	7,789
Series 2003-S10 Class A2		
5.00%, 10/25/18	54,934	55,153
Series 2003-S12 Class 3A		
5.00%, 11/25/18	57,977	58,454
Wells Fargo Mortgage Backed Securities Trust		
Series 2003-N Class 2A2		
4.76%, 12/25/33	13,188	12,803
Series 2003-O Class 2A1		
4.64%, 01/25/34	24,657	23,860
Series 2004-EE Class 2A1		
3.99%, 01/25/35	17,601	17,421
Series 2004-K Class 2A5		
4.75%, 07/25/34	17,169	17,047
Series 2004-S Class A5		
3.54%, 09/25/34	19,500	19,009
Series 2004-T Class A1		
3.46%, 09/25/34	18,769	18,792
		842,707

Security Series Rate, Maturity Date	Face Value ($ x 1,000)	Value ($ x 1,000)

U.S. Government Agency Mortgages 4.6%

Fannie Mae

3.86%, 05/01/19	5,520	5,553
4.02%, 08/01/34	20,418	20,083
4.04%, 05/01/34	17,688	17,950
4.08%, 08/01/35	8,620	8,740
5.15%, 01/31/31	1,477	1,525
5.53%, 10/01/31	2,414	2,434
5.56%, 11/01/31	718	734
5.80%, 06/01/31 to 11/01/31	1,065	1,095
6.00%, 04/01/17	7,083	7,318
6.05%, 07/01/31 to 08/01/31	1,204	1,238
6.10%, 07/01/31	569	587
6.24%, 08/01/39	1,086	1,124
6.50%, 04/01/08 to 11/01/19	42,831	44,361
7.00%, 01/01/06 to 09/01/34	143,151	149,369

Freddie Mac

5.45%, 10/01/31	971	1,005
5.50%, 08/01/11	856	875
5.70%, 04/01/31	960	983
6.00%, 05/01/08	173	176
6.10%, 07/01/29	1,600	1,680
		266,830

U.S. Government Securities 0.0% of net assets

Treasury Bills 0.0%

U.S. Treasury Bills

3.06%, 09/29/05	110	110
3.28%, 10/06/05	1,000	997
■ 3.35%, 10/27/05	1,165	1,159
3.49%, 11/25/05	100	99
		2,365

Security Series Rate, Maturity Date	Face Value ($ x 1,000)	Value ($ x 1,000)

Commercial Paper & Other Corporate Obligations
2.2% of net assets

Atlantis Two Funding Corp.

3.66%, 09/14/05	19,917	19,891
3.61%, 09/15/05	10,023	10,009

Cox Communications, Inc., 144A

3.60%, 09/01/05	24,700	24,700
3.60%, 09/02/05	19,500	19,498

Daimler-Chrysler, N.A. Holdings

3.65%, 09/08/05	25,000	24,982

Diageo Capital PLC

3.54%, 09/23/05	27,000	26,942
		126,022

Security and Number of Shares	Value ($ x 1,000)

Preferred Stock 5.4% of net assets

■ **ABN AMRO North America Capital Funding, 144A**	
285,000	27,943
■ **ABN AMRO North America Capital Funding, 144A**	
303,700	7,613
Bank One Capital V	
150,000	3,798
BSCH Finance Ltd., Series Q	
1,100,000	27,569
■ **Fannie Mae, Series J**	
1,448,000	71,143
■ **Fannie Mae, Series K**	
541,300	27,060
■ **Fannie Mae, Series O**	
120,000	6,604
Fleet Capital Trust VI	
320,000	7,932
International Lease Finance, Series B	
380,000	38,000
SG Preferred Capital II	
100,000	10,906

See financial notes. 31

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
SLM Corp.	
168,000	16,750
▶ **Woodbourne Passthru Trust, 144A**	
390,000	38,952
▪ **Zurich Regcaps Funding Trust III, 144A**	
235,000	23,315
▪ **Zurich Regcaps Funding Trust IV, 144A**	
40,000	3,915
▪ **Zurich Regcaps Funding Trust V**	
50,000	4,872
	316,372

Other Investment Companies 0.0% of net assets		
Provident Institutional Funds—		
Fed Funds Portfolio	1,090,869	**1,091**

End of investments.

In addition to the above, the fund held the following at 8/31/05. All numbers are x 1,000 except number of futures contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Losses
5 Year, Short U.S. Treasury Note, expires 12/20/05	(3,835)	415,618	(4,145)
2 Year, Short U.S. Treasury Note, expires 12/30/05	(625)	129,434	(553)
			(4,698)

Statement of
Assets and Liabilities

As of August 31, 2005. All numbers are x 1,000 except NAV.

Assets

Investments, at value	$5,801,579
Receivables:	
Fund shares sold	22,794
Interest	31,575
Dividends	2,771
Investments matured	249
Prepaid expenses	+ 477
Total assets	**5,859,445**

Liabilities

Payables:	
Fund shares redeemed	9,582
Dividends to shareholders	4,085
Investments bought	11,117
Investment adviser and administrator fees	148
Transfer agent and shareholder service fees	58
Due to broker for futures	2,071
Accrued expenses	+ 373
Total liabilities	**27,434**

Net Assets

Total assets	5,859,445
Total liabilities	− 27,434
Net assets	**$5,832,011**

Net Assets by Source

Capital received from investors	5,897,180
Net investment income not yet distributed	741
Net realized capital losses	(71,603)
Net unrealized capital gains	5,693

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$740,644		76,540		$9.68
Select Shares	$5,091,367		526,220		$9.68

Unless stated, all numbers are x 1,000.

The amortized cost of the fund's securities was $5,791,188.

Includes restricted but deemed liquid 144A securities worth $694,515, or 11.9% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$1,902,578
Sales/maturities	$1,306,394

The fund's long-term government security transactions were:

Purchases	$311,244
Sales/maturities	$122,317

The fund's total security transactions with other Schwab Funds during the period were $27,849.

These derive from investments, futures and short sales.

Federal Tax Data

Portfolio cost	$5,791,285

Net unrealized gains and losses:

Gains	$25,170
Losses	+ (14,876)
	$10,294

As of August 31, 2005:

Undistributed earnings:

Ordinary income	$4,827
Long-term capital gains	$—

Unused capital losses:

Expires 08/31 of:

2009	$1,318
2010	2,061
2011	47,204
2012	7,223
2013	+ 7,728
	$65,534

Deferred capital losses	$10,669

Reclassifications:

Net realized capital gains	($5,891)

Reclassified as:

Net investment income not yet distributed	$5,891

See financial notes.   33

Statement of
Operations

For September 1, 2004 through August 31, 2005. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Investment Income

Interest		$160,612
Dividends		13,144
Total investment income		**173,756**

Net Realized Gains and Losses

Net realized losses on investments sold		(5,180)
Net realized gains on futures contracts	+	1,963
Net realized losses		**(3,217)**

Net Unrealized Gains and Losses

Net unrealized losses on investments		(1,924)
Net unrealized losses on futures contracts	+	(4,136)
Net unrealized losses		**(6,060)**

Expenses

Investment adviser and administrator fees		14,676
Transfer agent and shareholder service fees:		
Investor Shares		1,862
Select Shares		4,064
Trustees' fees		38
Custodian and portfolio accounting fees		469
Professional fees		59
Registration fees		681
Shareholder reports		167
Other expenses	+	99
Total expenses		**22,115**

Increase in Net Assets from Operations

Total investment income		173,756
Total expenses	–	22,115
Net investment income		**151,641**
Net realized losses		(3,217)
Net unrealized losses	+	(6,060)
Increase in net assets from operations		**$142,364**

Calculated as a percentage of average daily net assets: 0.35% of the first $500 million and 0.30% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

These add up to a net loss on investments of $9,277.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Operations

	9/1/04–8/31/05	9/1/03–8/31/04
Net investment income	$151,641	$62,203
Net realized losses	(3,217)	(6,688)
Net unrealized gains or losses +	(6,060)	6,618
Increase in net assets from operations	**142,364**	**62,133**

Distributions Paid

Dividends from Net Investment Income

	9/1/04–8/31/05	9/1/03–8/31/04
Investor Shares	23,140	11,983
Select Shares +	133,811	52,025
Total dividends from net investment income	**$156,951**	**$64,008**

The tax-basis components of distributions are:

Current year:
Ordinary income	$156,951
Long-term capital gains	$—

Prior year:
Ordinary income	$63,925
Long-term capital gains	$—

Transactions in Fund Shares

	9/1/04–8/31/05		9/1/03–8/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	75,770	$734,370	55,532	$539,356
Select Shares +	558,919	5,414,965	301,776	2,930,949
Total shares sold	**634,689**	**$6,149,335**	**357,308**	**$3,470,305**
Shares Reinvested				
Investor Shares	1,945	$18,842	1,086	$10,543
Select Shares +	10,654	103,193	4,472	43,409
Total shares reinvested	**12,599**	**$122,035**	**5,558**	**$53,952**
Shares Redeemed				
Investor Shares	(66,972)	($648,876)	(33,055)	($321,044)
Select Shares +	(355,553)	(3,444,153)	(146,165)	(1,419,256)
Total shares redeemed	**(422,525)**	**($4,093,029)**	**(179,220)**	**($1,740,300)**
Net transactions in fund shares	**224,763**	**$2,178,341**	**183,646**	**$1,783,957**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Shares Outstanding and Net Assets

	9/1/04–8/31/05		9/1/03–8/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	377,997	$3,668,257	194,351	$1,886,175
Total increase +	224,763	2,163,754	183,646	1,782,082
End of period	**602,760**	**$5,832,011**	**377,997**	**$3,668,257**

Includes net investment income not yet distributed in the amount of $741 and $160 for the current and prior period, respectively.

Schwab Short-Term Bond Market Fund™

Financial Statements

Financial Highlights

	9/1/04–8/31/05	9/1/03–8/31/04	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01
Per-Share Data ($)					
Net asset value at beginning of period	10.21	10.14	10.07	10.08	9.65
Income from investment operations:					
Net investment income	0.30	0.28	0.34	0.50	0.59
Net realized and unrealized gains or losses	(0.13)	0.07	0.07	(0.02)	0.43
Total income from investment operations	0.17	0.35	0.41	0.48	1.02
Less distributions:					
Dividends from net investment income	(0.31)	(0.28)	(0.34)	(0.49)	(0.59)
Distributions from net realized gains	(0.02)	—	—	—	—
Total distributions	(0.33)	(0.28)	(0.34)	(0.49)	(0.59)
Net asset value at end of period	10.05	10.21	10.14	10.07	10.08
Total return (%)	1.68	3.46	4.16	4.88	10.84
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.55	0.53	0.43	0.35	0.35
Gross operating expenses	0.57	0.57	0.58	0.63	0.66
Net investment income	3.00	2.69	3.34	4.95	5.90
Portfolio turnover rate	109	114	124	150	248
Net assets, end of period ($ x 1,000,000)	660	728	648	493	369

 See financial notes.

Portfolio Holdings as of August 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q is available on the SEC's website at http:/www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbol below to designate certain characteristics of the securities.

▸ Variable-rate security

▮ Callable security

◼ All or a portion of this security is held as collateral for futures contracts and delayed-delivery security

◆ All or a portion of the security is on loan

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
46.1%	U.S. Government Securities	306,010	303,960
23.7%	Corporate Bonds	156,386	156,438
15.8%	Mortgage-Backed Securities	104,811	104,040
9.7%	Asset-Backed Obligations	64,263	64,349
1.0%	Commercial Paper & Other Corporate Obligations	6,400	6,400
3.8%	Preferred Stock	25,352	25,356
0.1%	Other Investment Companies	527	527
100.2%	Total Investments	663,749	661,070
20.2%	Collateral Invested for Securities on Loan		133,147
(20.4%)	Other Assets and Liabilities		(134,339)
100.0%	Net Assets		659,878

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

U.S. Government Securities 46.1% of net assets

U.S. Government Agency Securities 22.5%

Fannie Mae

2.63%, 11/15/06	7,000	6,890
5.00%, 01/15/07	5,000	5,068
3.13%, 12/15/07	20,000	19,604

Federal Home Loan Bank

4.13%, 11/15/06	25,000	25,046
3.75%, 11/30/06	16,000	15,929
◼ 3.38%, 09/14/07	20,000	19,751
4.38%, 09/17/10	15,000	15,154

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Freddie Mac

3.50%, 09/15/07	10,000	9,909
5.13%, 10/15/09	30,000	30,933
		148,284

U.S. Treasury Obligations 23.6%

U.S. Treasury Bills

◼ 3.06%, 10/06/05	110	110
◼ 3.47%, 11/25/05	100	99
◼ 3.30%, 01/05/06	100	99

U.S. Treasury Notes

6.25%, 02/15/07	5,000	5,175
3.38%, 02/28/07	4,000	3,975
◆ 3.13%, 05/15/07	10,000	9,888
◆ 3.50%, 05/31/07	800	796

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆ 3.63%, 06/30/07	2,100	2,093
◆ 3.88%, 07/31/07	10,000	10,009
◆ 3.25%, 08/15/07	6,000	5,936
◆ 3.38%, 02/15/08	7,700	7,618
◆ 2.63%, 05/15/08	21,000	20,363
5.63%, 05/15/08	1,000	1,046
◆ 3.25%, 08/15/08	11,000	10,826
◆ 4.13%, 08/15/08	8,000	8,067
◆ 3.13%, 09/15/08	35,000	34,303
◆ 3.38%, 11/15/08	3,000	2,959
◆ 3.38%, 12/15/08	5,000	4,929
3.88%, 05/15/09	2,000	2,002
◆ 3.50%, 12/15/09	6,600	6,509
4.00%, 04/15/10	3,000	3,017
◆ 3.63%, 06/15/10	3,250	3,216
◆ 3.88%, 07/15/10	8,560	8,563
◆ 4.13%, 08/15/10	4,030	4,078
		155,676

Corporate Bonds 23.7% of net assets

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Finance 7.5%		
Banking 4.8%		
▮ **BBVA Bancomer Capital Trust 1, 144A**		
5.38%, 07/22/15	2,000	2,049
◗▮ **Bumiputra-Commerce Bank**		
5.13%, 10/16/13	2,000	2,002
◗ **Citigroup**		
3.51%, 09/09/05	4,000	4,012
◗▮ **Deutsche Bank Capital Trust, 144A**		
Class B		
4.89%, 09/30/05	8,000	8,271
◗ **Doral Financial Corp.**		
3.99%, 09/07/05	2,000	1,992
◗ **HSBC Finance Corp.**		
4.07%, 11/16/05	3,000	3,013
◗ **JP Morgan Chase & Co.**		
3.72%, 10/03/05	5,000	5,021
Korea Exchange Bank, 144A		
5.00%, 06/10/15	1,500	1,491
◗▮ **Sovereign Bank**		
4.38%, 11/03/08	3,800	3,778
		31,629
Brokerage 1.1%		
◗▮ **Credit Suisse Financial Products**		
4.10%, 09/06/05	3,000	3,012
◗ **Goldman Sachs Group, Inc.**		
3.78%, 09/28/05	4,000	4,014
		7,026
Finance Companies 1.4%		
◗ **General Electric Capital Corp.**		
3.45%, 09/15/05	4,000	4,009
◗ **International Lease Finance Corp.**		
4.00%, 10/17/05	3,000	3,009
◗ **Residential Capital Corp., 144A**		
4.84%, 09/29/05	2,500	2,515
		9,533
Insurance 0.2%		
◗▮ **Twin Reefs Pass-Through, Section 3c7, 144A**		
4.57%, 09/12/05	1,500	**1,497**
Industrial 13.7%		
Basic Industry 0.3%		
■ **Georgia-Pacific Corp.**		
7.38%, 07/15/08	2,000	**2,120**
Capital Goods 1.1%		
BAE Asset Systems 2001 Asset Trust, 144A		
Series 2001 Class G		
6.66%, 09/15/13	6,556	**7,137**
Communications 2.7%		
◗ **America Movil SA de CV, 144A**		
4.29%, 10/27/05	3,000	3,010
▮ **Directv Holdings/Finance**		
8.38%, 03/15/13	1,950	2,150
▮ **MCI, Inc.**		
6.91%, 05/01/07	2,250	2,278
Sprint Capital Corp.		
7.63%, 01/30/11	3,000	3,433
▮ **TCI Communications Financing III**		
9.65%, 03/31/27	2,500	2,828
■ **Telefonos de Mexico SA**		
4.50%, 11/19/08	2,000	1,993
Time Warner Entertainment Co.		
7.25%, 09/01/08	2,000	2,151
		17,843

 See financial notes.

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Consumer Cyclical 7.7%		
CVS Corp., 144A		
6.12%, 01/10/13	5,837	6,208
D.R. Horton, Inc.		
8.00%, 02/01/09	2,000	2,179
Ford Motor Credit Co.		
◗ 4.31%, 09/28/05	2,000	1,952
■ 6.88%, 02/01/06	14,000	14,095
4.95%, 01/15/08	2,000	1,925
General Motors Acceptance Corp.		
◗ 4.51%, 10/17/05	3,000	2,957
◗ 4.68%, 11/18/05	2,200	2,195
◗ 4.67%, 11/21/05	2,000	1,967
KB Home		
9.50%, 02/15/11	2,342	2,503
■ **Mandalay Resort Group, 144A**		
6.50%, 07/31/09	3,000	3,060
Royal Caribbean Cruises		
8.00%, 05/15/10	2,000	2,200
Ryland Group, Inc.		
9.75%, 09/01/10	2,000	2,098
■■◆ 9.13%, 06/15/11	3,080	3,354
▮ **Standard Pacific Corp.**		
9.50%, 09/15/10	1,000	1,049
▮ **Station Casinos, Inc.**		
6.00%, 04/01/12	1,000	1,012
▮ **Toll Corp.**		
8.25%, 02/01/11	1,750	1,846
		50,600
Consumer Non-Cyclical 0.4%		
Enterprise Products Operations		
4.95%, 06/01/10	3,000	**3,002**
Energy 1.1%		
■■ **Husky Oil Ltd.**		
8.90%, 08/15/28	4,009	4,413
Kerr-McGee Corp.		
8.13%, 10/15/05	2,000	2,008
6.88%, 09/15/11	1,000	1,090
		7,511
Transportation 0.4%		
Union Pacific Corp.		
7.25%, 11/01/08	2,240	**2,415**

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Utilities 2.5%		
■ **Appalachian Power Co.**		
3.60%, 05/15/08	4,000	3,928
■ **Atmos Energy Corp.**		
4.00%, 10/15/09	2,000	1,953
Centerpoint Energy Resources, Inc.		
6.50%, 02/01/08	2,955	3,089
Entergy Gulf States		
■◗ 3.73%, 12/01/06	1,200	1,205
■ 4.88%, 11/01/11	2,000	1,991
Ohio Edison Co.		
4.00%, 05/01/08	2,000	1,977
■ **Public Services Electric & Gas**		
Series C		
4.00%, 11/01/08	2,000	1,982
		16,125

Mortgage-Backed Securities 15.8% of net assets

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateralized Mortgage Obligations 7.6%		
Countrywide Home Loans		
Series 2004-HYB5 Class 3A1		
4.71%, 04/20/35	7,615	7,634
Freddie Mac		
Series 2574 Class JM		
5.00%, 03/31/33	5,101	5,163
Freddie Mac Structured Pass Through Securities		
Series H006 Class A2		
2.84%, 02/15/10	5,632	5,564
Series H010 Class A3		
2.72%, 04/15/10	15,000	14,618
Morgan Stanley Mortgage Loan Trust		
Series 2004-8AR Class 4A1		
5.47%, 10/25/34	7,414	7,524
Series 2004-9 Class 2A		
6.42%, 11/25/34	4,101	4,256
Series 2004-9 Class 4A		
5.65%, 11/25/19	5,130	5,252
		50,011
U.S. Government Agency Mortgages 8.2%		
Fannie Mae		
4.50%, 11/01/19	11,072	10,991

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
5.00%, 10/01/19	10,951	11,038
5.50%, 07/01/19 to 09/01/19	25,207	25,773
7.00%, 10/01/08 to 07/01/19	5,993	6,227
		54,029

Asset-Backed Obligations 9.7% of net assets

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Alter Moneta Receivables, L.L.C. Series 2003-1 2.56%, 03/15/11	613	609
Ameriquest Finance NIM Trust Series 2001-RN4 Class A 4.60%, 07/25/34	234	234
▸**Aria CDO I (Jersey) Ltd.** Series IA-3 Class B1U5 3.13%, 10/07/05	4,000	4,023
▸**Fremont Home Loan Trust** Series 2003-B Class M2 5.26%, 09/26/05	5,000	5,132
Fremont NIM Trust Series 2004-D Class N1 4.50%, 06/25/06	1,678	1,674
▸**Household Mortgage Loan Trust** Series 2003-HC2 Class M 4.21%, 09/20/05	854	855
▸**Long Beach Mortgage Loan Trust** Series 2003-4 Class M3 5.79%, 09/30/05	4,200	4,275
▸**Main Street Warehouse Funding Trust** Series 2004-MSD 5.94%, 09/26/05	4,000	4,005
Novastar Home Equity Loan Series 2004-2 Class B1 5.59%, 09/26/05	2,000	2,041
▸Series 2004-2 Class M4 4.84%, 09/26/05	3,000	3,031
Novastar NIM Trust Series 2004-N2 4.46%, 07/25/34	318	317

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Residential Asset Mortgage Products, Inc. Series 2003-RZ3 Class A3 2.14%, 02/25/30	3,425	3,410
Residential Asset Securitization Trust Series 2004-A6 Class A1 5.00%, 08/25/19	8,213	8,176
Securitized Asset Backed NIM Trust Series 2004-DO2 5.50%, 09/25/34	1,327	1,312
Series 2004-OP2 Class N 5.50%, 08/25/34	789	784
Student Loan Trust ▸Series 2003-2 Class A4 3.60%, 09/15/05	14,361	14,455
▸Series 2005-7 Class A1 3.72%, 09/26/05	5,000	5,003
▸**Terrapin Funding, L.L.C.** Series 2003-1A Class B1 4.86%, 09/08/05	5,000	5,013
		64,349

Commercial Paper & Other Corporate Obligations 1.0% of net assets

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Countrywide Home Loan 3.58%, 09/01/05	6,400	**6,400**

Security and Number of Shares		Value ($ x 1,000)

Preferred Stock 3.8% of net assets

Security and Number of Shares	Value ($ x 1,000)
▪**Fannie Mae, Series J** 290,000	14,248
▪**Fannie Mae, Series O** 95,000	5,229
SLM Corp. 10,000	997
▪**Zurich Regcaps Funding Trust IV, 144A** 30,000	2,937
▪**Zurich Regcaps Funding Trust VI, 144A** 20,000	1,945
	25,356

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 0.1% of net assets	
Provident Institutional Funds— **Fed Funds Portfolio** 526,799	**527**

End of investments.

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 20.2% of net assets		
Short-Term Investments 3.7%		
Chase Manhattan Bank Time Deposit		
3.58%, 09/01/05	1,393	1,393
3.56%, 09/01/05	22,663	22,663
		24,056

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 16.5%	
Institutional Money Market **Trust** 109,091,497	**109,091**

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 8/31/05. All numbers are x 1,000 except number of futures contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
5 Year, Long U.S. Treasury Note, expires 12/20/05	100	10,838	84
2 Year, Long U.S. Treasury Note, expires 12/30/05	200	41,418	134
			218

See financial notes. 41

Statement of
Assets and Liabilities

As of August 31, 2005. All numbers are x 1,000 except NAV.

Assets

Investments, at value (including $130,340 of securities on loan)		$661,070
Collateral invested for securities on loan		133,147
Receivables:		
Due from broker for futures		134
Fund shares sold		1,051
Interest		5,357
Dividends		203
Prepaid expenses	+	24
Total assets		**800,986**

Liabilities

Collateral held for securities on loan		133,147
Payables:		
Fund shares redeemed		1,307
Dividends to shareholders		498
Investments bought		6,057
Investment adviser and administrator fees		14
Transfer agent and shareholder service fees		13
Accrued expenses	+	72
Total liabilities		**141,108**

Net Assets

Total assets		800,986
Total liabilities	–	141,108
Net assets		**$659,878**

Net Assets by Source

Capital received from investors	667,049
Net investment income not yet distributed	17
Net realized capital losses	(4,727)
Net unrealized capital losses	(2,461)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$659,878		65,665		$10.05

Unless stated, all numbers are x 1,000.

The amortized cost of the fund's securities was $663,749.

Includes restricted but deemed liquid 144A securities worth $40,120, or 6.1% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$147,365
Sales/maturities	$201,652

The fund's long-term government security transactions were:

Purchases	$500,562
Sales/maturities	$494,958

The fund's total security transactions with other Schwab Funds during the period were $16,274.

These derive from investments, futures and short sales.

Federal Tax Data

Portfolio cost		$663,867
Net unrealized gains and losses:		
Gains		$1,836
Losses	+	(4,633)
		$(2,797)
As of August 31, 2005:		
Undistributed earnings:		
Ordinary income		$515
Long-term capital gains		$–
Deferred capital losses		$4,391
Reclassifications:		
Net realized capital gains		($568)
Reclassified as:		
Net investment income not yet distributed		$568

 See financial notes.

Statement of
Operations

For September 1, 2004 through August 31, 2005. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Investment Income

Interest	$23,904
Securities on loan	228
Dividends	+ 740
Total investment income	**24,872**

Net Realized Gains and Losses

Net realized gains on investments sold	(2,338)
Net realized losses on futures contracts	+ (438)
Net realized losses	**(2,776)**

Net Unrealized Gains and Losses

Net unrealized losses on investments	(7,035)
Net unrealized losses on futures contracts	+ (47)
Net unrealized losses	**(7,082)**

Expenses

Investment adviser and administrator fees	1,942
Transfer agent and shareholder service fees	1,752
Trustees' fees	13
Custodian and portfolio accounting fees	67
Professional fees	33
Registration fees	40
Shareholder reports	76
Other expenses	+ 29
Total expenses	3,952
Expense reduction	− 98
Net expenses	**3,854**

Increase in Net Assets from Operations

Total investment income	24,872
Net expenses	− 3,854
Net investment income	**21,018**
Net realized losses	(2,776)
Net unrealized losses	+ (7,082)
Increase in net assets from operations	**$11,160**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and Schwab to limit the annual operating expenses of this fund through at least November 15, 2005, to 0.55% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net loss on investments of $9,858.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Operations

	9/1/04–8/31/05	9/1/03–8/31/04
Net investment income	$21,018	$19,075
Net realized gains or losses	(2,776)	3,508
Net unrealized gains or losses	+ (7,082)	246
Increase in net assets from operations	**11,160**	**22,829**

Distributions Paid

	9/1/04–8/31/05	9/1/03–8/31/04
Dividends from net investment income	$21,575	$19,204
Distributions from net realized gains	+ 1,173	–
Total distributions	**$22,748**	**$19,204**

The tax-basis components of distributions are:

Current year:
Ordinary income $22,063
Long-term capital gains $685

Prior year:
Ordinary income $19,204
Long-term capital gains $–

Transactions in Fund Shares

	9/1/04–8/31/05		9/1/03–8/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares sold	21,732	$219,771	39,870	$406,912
Shares reinvested	1,713	17,284	1,507	15,354
Shares redeemed	+ (29,129)	(293,944)	(33,889)	(345,056)
Net transactions in fund shares	**(5,684)**	**($56,889)**	**7,488**	**$77,210**

Shares Outstanding and Net Assets

	9/1/04–8/31/05		9/1/03–8/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	71,349	$728,355	63,861	$647,520
Total increase or decrease	+ (5,684)	(68,477)	7,488	80,835
End of period	**65,665**	**$659,878**	**71,349**	**$728,355**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $17 and $6 at the end of the current and prior period, respectively.

 See financial notes.

Schwab Total Bond Market Fund™

Financial Statements

Financial Highlights

	9/1/04–8/31/05	9/1/03–8/31/04	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01
Per-Share Data ($)					
Net asset value at beginning of period	10.15	10.20	10.22	10.24	9.65
Income from investment operations:					
Net investment income	0.35	0.31	0.34	0.47	0.60
Net realized and unrealized gains	0.08	0.32	0.10	0.13	0.59
Total income from investment operations	0.43	0.63	0.44	0.60	1.19
Less distributions:					
Dividends from net investment income	(0.36)	(0.33)	(0.37)	(0.46)	(0.60)
Distributions from net realized gains	(0.12)	(0.35)	(0.09)	(0.16)	–
Total distributions	(0.48)	(0.68)	(0.46)	(0.62)	(0.60)
Net asset value at end of period	10.10	10.15	10.20	10.22	10.24
Total return (%)	4.31	6.37	4.37	6.18	12.68
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.54	0.52	0.43	0.35	0.35
Gross operating expenses	0.54	0.54	0.54	0.57	0.58
Net investment income	3.49	3.08	3.36	4.66	6.00
Portfolio turnover rate	221	223	121	74	153
Net assets, end of period ($ x 1,000,000)	1,195	1,042	1,025	1,053	926

Portfolio Holdings as of August 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q is available on the SEC's website at http:/www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbol below to designate certain characteristics of the securities.

▸ Variable-rate security

▪ Callable security

◼ All or a portion of this security is held as collateral for futures contracts and delayed-delivery security

◆ All or a portion of the security is on loan

▲ Delayed-delivery security

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
33.4%	Mortgage-Backed Securities	396,166	398,836
29.4%	U.S. Government Securities	340,182	351,020
22.3%	Corporate Bonds	263,791	266,422
24.9%	Asset-Backed Obligations	297,038	297,276
2.9%	Commercial Paper & Other Corporate Obligations	35,179	35,179
3.0%	Preferred Stock	35,328	35,751
0.1%	Other Investment Companies	863	863
116.0%	Total Investments	1,368,547	1,385,347
11.6%	Collateral Invested for Securities on Loan		139,042
(27.6)%	Other Assets and Liabilities		(329,350)
100.0%	Net Assets		1,195,039

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Mortgage-Backed Securities 33.4% of net assets		
Collateralized Mortgage Obligations 3.6%		
◼ **Freddie Mac**		
Series 2574 Class JM		
5.00%, 03/31/33	5,101	5,164
◼ **Freddie Mac Structured Pass Through Securities**		
Series H010 Class A3		
2.72%, 04/15/10	25,000	24,364
◼ **Morgan Stanley Mortgage Loan Trust**		
Series 2004-9 Class 4A		
5.65%, 11/25/19	12,554	12,852
		42,380

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Government Agency Mortgages 29.8%		
Fannie Mae		
5.00%, 07/01/19	1,632	1,645
5.50%, 05/08/12 to 12/31/34	59,356	60,114
6.00%, 09/02/25 to 11/01/34	21,955	22,495
6.50%, 09/01/22 to 05/31/35	28,530	29,540
7.00%, 04/16/06 to 04/09/16	4,729	4,945
7.50%, 12/28/24	2,996	3,177
Fannie Mae TBA		
▲ 4.50%, 09/01/20	20,000	19,837
▲ 5.00%, 09/01/19	30,000	30,216

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▲ 5.00%, 09/01/34	60,000	59,606
▲ 5.50%, 09/01/20	13,000	13,280
▲ 5.50%, 09/01/35	30,000	30,309
Freddie Mac		
■ 6.50%, 08/25/24	5,214	5,400
■ 6.00%, 10/23/24	4,822	4,944
Ginnie Mae		
5.50%, 05/20/35	4,185	4,262
6.00%, 06/15/33 to 12/15/33	6,621	6,835
▲ 7.00%, 06/15/28 to 08/01/35	19,000	19,987
7.50%, 03/15/32	1,500	1,597
Ginnie Mae TBA		
▲ 6.00%, 09/01/34	27,000	27,835
▲ 6.50%, 09/01/34	10,000	10,432
		356,456

U.S. Government Securities 29.4% of net assets

U.S. Government Agency Securities 9.3%

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fannie Mae		
■ 2.50%, 06/15/08	3,000	2,878
◆ 5.00%, 04/15/15	15,000	15,793
■ 6.63%, 11/15/30	4,000	5,185
5.00%, 02/01/35	8,809	8,756
■ 5.00%, 03/01/35	6,961	6,919
■ 5.50%, 03/01/35	14,482	14,636
Federal Home Loan Bank		
4.38%, 09/17/10	35,000	35,359
Federal Home Loan Mortgage Corp.		
6.00%, 01/01/14	1,000	1,032
6.00%, 04/01/14	1,000	1,032
6.00%, 04/01/15	382	395
6.00%, 07/01/16	2,000	2,064
6.00%, 12/01/16	1,000	1,032
6.00%, 01/01/17	1,000	1,032
6.00%, 11/01/18	300	310
6.00%, 05/01/19	167	172
6.00%, 07/01/19	261	269
6.00%, 09/01/19	889	917
6.00%, 10/01/19	4,000	4,128
6.00%, 06/01/20	3,000	3,096
■ Freddie Mac		
2.75%, 10/15/06	6,000	5,922
		110,927

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Treasury Obligations 20.1%		
Treasury Inflation Protection Security		
1.88%, 07/15/13	18,500	20,027
◆ 2.00%, 07/15/14	10,000	10,652
U.S. Treasury Bills		
3.06%, 10/06/05	140	140
3.25%, 10/06/05	135	135
3.27%, 10/06/05	210	209
3.47%, 11/25/05	500	496
■ 3.30%, 01/05/06	300	296
■ 3.35%, 01/05/06	100	99
U.S. Treasury Bonds		
■ 9.88%, 11/15/15	3,000	4,438
■ 7.25%, 05/15/16	2,500	3,174
■ 9.00%, 11/15/18	7,000	10,380
■◆ 8.00%, 11/15/21	7,000	10,018
■ 7.25%, 08/15/22	6,500	8,793
■◆ 6.25%, 08/15/23	12,700	15,741
■ 6.88%, 08/15/25	8,000	10,714
■ 6.13%, 11/15/27	7,500	9,425
■◆ 5.25%, 02/15/29	5,000	5,691
6.13%, 08/15/29	1,000	1,270
■◆ 6.25%, 05/15/30	7,000	9,072
■◆ 5.38%, 02/15/31	12,360	14,495
U.S. Treasury Note Strip		
0.00%, 08/15/25	4,000	1,675
U.S. Treasury Notes		
■◆ 6.50%, 10/15/06	10,000	10,296
■ 2.63%, 11/15/06	6,000	5,919
3.38%, 02/28/07	3,000	2,981
◆ 6.63%, 05/15/07	2,000	2,093
◆ 3.50%, 05/31/07	1,700	1,691
◆ 3.63%, 06/30/07	3,100	3,089
◆ 3.25%, 08/15/07	1,500	1,484
◆ 6.13%, 08/15/07	2,000	2,087
◆ 3.00%, 11/15/07	1,100	1,081
◆ 4.13%, 08/15/08	1,000	1,008
◆ 3.13%, 09/15/08	2,000	1,960
◆ 3.13%, 10/15/08	2,000	1,959
3.38%, 12/15/08	1,000	986
◆ 3.50%, 12/15/09	5,000	4,931
◆ 4.00%, 04/15/10	7,000	7,041
◆ 3.63%, 06/15/10	1,000	989
◆ 3.88%, 07/15/10	5,340	5,342
◆ 4.13%, 08/15/10	3,045	3,081
5.75%, 08/15/10	2,100	2,278

See financial notes. 47

Portfolio Holdings continued

Security / Series / Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆ 5.00%, 02/15/11	9,620	10,153
◆ 4.38%, 08/15/12	5,150	5,303
◆ 4.00%, 02/15/15	14,250	14,213
◆ 4.13%, 05/15/15	13,100	13,188
		240,093
Corporate Bonds 22.3% of net assets		
Finance 6.0%		
Banking 2.8%		
■ **BBVA Bancomer Capital Trust 1, 144A**		
5.38%, 07/22/15	3,001	3,074
Bumiputra-Commerce Bank		
5.13%, 10/16/13	3,000	3,003
◗■ **Citigroup, Inc.**		
4.01%, 11/07/05	5,000	5,036
◗■ **Deutsche Bank Capital Trust, 144A**		
Class B		
5.29%, 09/30/05	10,000	10,339
◗ **Doral Financial Corp.**		
3.99%, 09/07/05	3,560	3,547
◗■ **JP Morgan Chase Capital XIII**		
Series M		
4.44%, 09/30/05	2,000	1,993
◗■■ **RBS Capital Trust IV**		
4.29%, 09/30/05	3,000	3,050
◗ **Sumitomo Mitsui Banking Corp., 144A**		
5.63%, 10/17/05	3,000	3,063
		33,105
Brokerage 1.0%		
◗■ **Credit Suisse Financial Products**		
4.10%, 09/06/05	4,000	4,017
■ **Goldman Sachs Capital I**		
6.35%, 02/15/34	2,000	2,151
◗■ **Merrill Lynch & Co.**		
4.06%, 10/17/05	3,000	3,032
■ **Morgan Stanley**		
4.75%, 04/01/14	2,500	2,470
		11,670
Finance Companies 1.7%		
◗■ **General Electric Capital Corp.**		
3.67%, 09/15/05	5,000	5,047
◗ **HSBC Finance Corp.**		
4.07%, 11/16/05	7,000	7,029
◗■ **International Lease Finance Corp.**		
4.00%, 10/17/05	2,000	2,006
◗■ **Residential Capital Corp., 144A**		
4.84%, 09/29/05	6,500	6,540
		20,622
Insurance 0.5%		
Liberty Mutual Insurance, 144A		
8.50%, 05/15/25	3,000	3,756
◗■■ **Twin Reefs Pass-Through, Section 3c7, 144A**		
4.57%, 09/12/05	2,200	2,195
		5,951
Industrial 13.6%		
Capital Goods 1.3%		
■ **BAE Asset Systems 2001 Asset Trust, 144A**		
Series 2001 Class G		
6.66%, 09/15/13	11,954	13,014
■ **Georgia Pacific**		
8.88%, 02/01/10	2,000	2,250
		15,264
Communications 2.7%		
◗■ **America Movil SA de CV, 144A**		
4.29%, 10/27/05	4,000	4,014
BellSouth Corp.		
6.55%, 06/15/34	2,500	2,836
■■ **Directv Holdings/Finance**		
8.38%, 03/15/13	3,250	3,583
■■ **MCI, Inc.**		
6.91%, 05/01/07	4,250	4,303
■ **News America, Inc.**		
8.00%, 10/17/16	3,000	3,682
Panamsat Corp.		
9.00%, 08/15/14	50	53
Sprint Capital Corp.		
8.75%, 03/15/32	1,500	2,100
■■ **TCI Communications Financing III**		
9.65%, 03/31/27	3,000	3,393
TCI Communications, Inc.		
9.80%, 02/01/12	4,000	5,033
■ **Telefonos de Mexico SA**		
4.50%, 11/19/08	3,000	2,990
		31,987

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Consumer Cyclical 7.1%		
■ **CVS Corp., 144A**		
5.30%, 01/11/27	9,750	10,086
■ **D.R. Horton, Inc.**		
5.63%, 09/15/14	3,000	2,983
Ford Motor Credit Co.		
▶■ 4.30%, 09/28/05	3,000	2,928
■ 6.88%, 02/01/06	20,000	20,135
■ 4.95%, 01/15/08	8,000	7,700
General Motors Acceptance Corp.		
6.63%, 10/15/05	500	501
▶■ 4.68%, 11/18/05	6,425	6,411
▶ 4.67%, 11/21/05	4,000	3,934
▮ **KB Home**		
7.75%, 02/01/10	3,000	3,178
■ **Mandalay Resort Group, 144A**		
6.50%, 07/31/09	4,500	4,590
■ **Royal Caribbean Cruises**		
6.88%, 12/01/13	2,000	2,140
Ryland Group, Inc.		
■■ 9.75%, 09/01/10	3,000	3,146
■■◆ 9.13%, 06/15/11	4,500	4,901
■■ **Standard Pacific Corp.**		
9.50%, 09/15/10	2,000	2,098
■ **Station Casinos, Inc.**		
6.00%, 04/01/12	2,000	2,025
Time Warner Entertainment Co.		
10.15%, 05/01/12	2,230	2,848
Toll Corp.		
■■ 8.25%, 02/01/11	3,000	3,165
▮ 8.25%, 12/01/11	1,855	1,985
		84,754
Consumer Non-Cyclical 0.3%		
Highmark, Inc., 144A		
6.80%, 08/15/13	4,000	**4,448**
Energy 1.7%		
■■ **Husky Oil Ltd.**		
8.90%, 08/15/28	6,000	6,605
Kerr-McGee Corp.		
■ 8.13%, 10/15/05	2,000	2,008
7.88%, 09/15/31	2,000	2,425
■ **Phillips Petroleum Co.**		
9.38%, 02/15/11	5,000	6,149

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
■ **XTO Energy, Inc., 144A**		
5.00%, 01/31/15	3,000	3,012
		20,199
Transportation 0.5%		
■ **Burlington North Santa Fe**		
4.88%, 01/15/15	3,000	3,036
■ **Union Pacific Corp.**		
6.25%, 05/01/34	3,000	3,410
		6,446
Utilities 2.7%		
■ **Appalachian Power Co.**		
Series H		
5.95%, 05/15/33	3,000	3,224
▶■ **Atmos Energy Corp.**		
4.00%, 10/15/05	3,000	2,930
■ **Centerpoint Eneregy Resources**		
Series B		
7.88%, 04/01/13	3,000	3,564
■■ **Columbia Energy Group**		
Series F		
7.42%, 11/28/15	5,000	5,130
Entergy Gulf States		
▶■■ 3.73%, 09/01/05	2,400	2,409
■ 4.88%, 11/01/11	3,000	2,986
■ **Magellan Midstream Partners**		
5.65%, 10/15/16	3,000	3,135
■ **Ohio Edison Co.**		
5.45%, 05/01/15	2,000	2,072
■ **Public Services Electric & Gas**		
Series C		
4.00%, 11/01/08	3,000	2,973
■ **Westar Energy, Inc.**		
6.00%, 07/01/14	3,258	3,553
		31,976

Asset-Backed Obligations 24.9% of net assets		
▶■ **Aegis Asset Backed Securities Trust**		
Series 2003-1 Class A1		
4.04%, 09/26/05	3,051	3,066
Ameriquest Finance NIM Trust		
Series 2001-RN4 Class A		
4.60%, 07/25/34	344	343

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◗■ **Amortizing Residential Collateral Trust**		
Series 2002-BC6 Class A2		
3.99%, 09/30/05	2,540	2,548
◗■ **Aria CDO I (Jersey) Ltd.**		
Series IA-3 Class B1U5		
3.13%, 10/07/05	6,000	6,034
◗■ **Asset Backed Securities Corp. Home Equity Loan Trust**		
Series 2003-HE1 Class A2		
4.07%, 09/15/05	307	308
◗ **Capital One Master Trust**		
Series 2001-2 Class C		
4.67%, 09/15/05	6,000	6,019
◗■ **CDC Mortgage Capital Trust**		
Series 2003-HE2 Class M2		
5.54%, 09/26/05	5,410	5,505
◗■ **Centex Home Equity Loan Trust**		
Series 2003-B Class M1		
4.34%, 09/26/05	19,000	19,118
◗■ **Chase Funding Mortgage Loan Asset-Backed**		
Series 2003-2 Class 2A2		
3.92%, 09/26/05	5,651	5,665
Countrywide Asset-Backed Certificates		
◗■ Series 2001-BC3 Class M1		
4.19%, 09/26/05	2,959	2,962
◗■ Series 2002-3 Class M1		
4.39%, 09/26/05	4,000	4,015
◗ Series 2004-11 Class A2		
4.02%, 09/26/05	35,000	35,140
◗■ Series 2004-6 Class M2		
4.29%, 09/26/05	15,000	15,114
Crown Castle Towers, L.L.C.		
Series 2005-1 Class AB		
4.88%, 06/15/35	4,700	4,683
◗■ **First Franklin Mortgage Loan Asset-Backed Certificates**		
Series 2002-FF3 Class A2		
4.10%, 09/26/05	1,109	1,111
◗ **GMAC Mortgage Corp. Loan Trust**		
Series 2005-HE1 Class A1		
3.70%, 09/26/05	10,000	10,008
◗ **GSamp Trust**		
Series 2004-OPT Class A1		
3.98%, 09/26/05	14,634	14,681
◗■ **Impac CMB Trust**		
Series 2003-10 Class 1A1		
3.99%, 09/26/05	16,292	16,303
◗■ **Long Beach Mortgage Loan Trust**		
Series 2003-4 Class M3		
5.79%, 09/30/05	5,500	5,598
◗■ **Main Street Warehouse Funding Trust**		
Series 2004-MSD		
5.94%, 09/26/05	7,000	7,009
■ **Master Asset Backed Securities Trust**		
Series 2003-OPT1 Class A2		
4.06%, 12/25/32	3,291	3,301
◗■ **Merrill Lynch Mortgage Investors, Inc.**		
Series 2004-WMC1 Class A2		
3.94%, 09/30/05	2,205	2,214
◗■ **New Century Home Equity Loan Trust**		
Series 2004-2 Class A3		
3.89%, 09/26/05	9,485	9,492
◗■ **Option One Mortgage Loan Trust**		
Series 2003-6 Class A2		
3.97%, 09/30/05	7,217	7,242
Residential Asset Mortgage Products, Inc.		
◗■ Series 2003-RS1 Class AII		
4.03%, 09/26/05	3,079	3,091
■ Series 2003-RZ4 Class A4		
4.04%, 12/25/30	11,700	11,614
Securitized Asset Backed NIM Trust		
Series 2004-OP2 Class N		
5.50%, 08/25/34	1,183	1,177
Sequoia Mortgage Trust		
◗ Series 2004-4 Class B2		
4.51%, 09/20/05	4,000	3,948
◗ Series 2004-4 Class-B1		
4.11%, 09/20/05	5,000	4,951
Structured Asset Investment Loan Trust		
◗■ Series 2003-BC1 Class A2		
3.98%, 09/30/05	6,640	6,657
◗ Series 2004-10 Class A6		
3.96%, 09/26/05	30,000	30,113
Student Loan Trust		
◗ Series 2003-2 Class A4		
3.60%, 09/15/05	8,000	8,052
◗ Series 2003-9 Class A4		
3.61%, 09/15/05	25,000	25,185
◗ Series 2005-7 Class A1		
3.72%, 09/26/05	15,000	15,009
		297,276

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Commercial Paper & Other Corporate Obligations 2.9% of net assets		
Countrywide Home Loan 3.58%, 09/01/05	15,400	15,400
Cox Communications, Inc. 3.60%, 09/01/05	10,300	10,300
Diageo Capital PLC 3.53%, 09/23/05	9,500	9,479
		35,179

Security and Number of Shares	Value ($ x 1,000)
Preferred Stock 3.0% of net assets	
■ Cobank, ACB, 144A 115,000	6,439
■■ Fannie Mae, Series J 320,000	15,722
■■ Fannie Mae, Series O 140,000	7,705
■ SLM Corp. 20,000	1,994
■ Zurich Regcaps Funding Trust VI, 144A 40,000	3,891
	35,751

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 0.1% of net assets	
Provident Institutional Funds— Fed Funds Portfolio 862,839	**863**

End of investments.

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 11.6% of net assets		
Short-Term Investments 1.8%		
Chase Manhattan Bank Time Deposit 3.58%, 09/01/05	3,671	3,671
3.56%, 09/01/05	17,889	17,889
		21,560

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 9.8%	
Institutional Money Market Trust 117,481,891	**117,482**

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 8/31/05. All numbers are x 1,000 except number of futures contracts.

Futures Contracts	Number of Contracts	Contract Value	Unrealized Gains
5 Year, Long U.S. Treasury Note, expires 12/20/05	500	54,188	431
2 Year, Long U.S. Treasury Note, expires 12/30/05	100	20,709	67
10 Year, Long U.S. Treasury Note, expires 12/20/05	350	39,227	254
			752

Statement of
Assets and Liabilities

As of August 31, 2005. All numbers are x 1,000 except NAV.

Unless stated, all numbers are x 1,000.

Assets

Investments, at value (including $136,492 of securities on loan)		$1,385,347
Collateral invested for securities on loan		139,042
Receivables:		
Due from brokers for futures		478
Fund shares sold		667
Interest		7,760
Dividends		479
Prepaid expenses	+	23
Total assets		**1,533,796**

Liabilities

Collateral held for securities on loan		139,042
Payables:		
Fund shares redeemed		1,837
Dividends to shareholders		307
Investments bought		197,429
Investment adviser and administration fees		25
Transfer agent and shareholder service fees		25
Accrued expenses	+	92
Total liabilities		**338,757**

Net Assets

Total assets		1,533,796
Total liabilities	−	338,757
Net assets		**$1,195,039**

Net Assets by Source

Capital received from investors	1,176,433
Net investment income not yet distributed	35
Net realized capital gains	1,019
Net unrealized capital gains	17,552

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$1,195,039		118,324		$10.10

The amortized cost of the fund's securities was $1,368,547.

Includes restricted but deemed liquid 144A securities worth $78,461, or 6.6% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$362,244
Sales/maturities	$415,362

The fund's long-term government security transactions were:

Purchases	$1,875,048
Sales/maturities	$1,753,891

The fund's total security transactions with other Schwab Funds during the period were $21,671.

These derive from investments, futures, and short sales.

Federal Tax Data

Portfolio cost	$1,370,063
Net unrealized gains and losses:	
Gains	$19,480
Losses	+ (4,196)
	$15,284
As of August 31, 2005:	
Undistributed earnings:	
Ordinary income	$3,627
Long-term capital gains	$—
Reclassifications:	
Net realized capital gains	($870)
Reclassified as:	
Net investment income not yet distributed	$870

 See financial notes.

Statement of
Operations

For September 1, 2004 through August 31, 2005. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Investment Income

Interest		$43,085
Securities on loan		271
Dividends	+	1,501
Total investment income		**44,857**

Net Realized Gains and Losses

Net realized gains on investments sold		10,578
Net realized gains on short sales		279
Net realized losses on futures contracts	+	(747)
Net realized gains		**10,110**

Net Unrealized Gains and Losses

Net unrealized losses on investments		(1,553)
Net unrealized gains on futures contracts	+	479
Net unrealized losses		**(1,074)**

Expenses

Investment adviser and administrator fees		2,849
Transfer agent and shareholder service fees		2,783
Trustees' fees		13
Custodian and portfolio accounting fees		135
Professional fees		35
Registration fees		60
Shareholder reports		59
Other expenses	+	44
Total expenses		**5,978**

Increase in Net Assets from Operations

Total investment income		44,857
Total expenses	–	5,978
Net investment income		**38,879**
Net realized gains		10,110
Net unrealized losses	+	(1,074)
Increase in net assets from operations		**$47,915**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fund's are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

CSIM and Schwab have guaranteed that the annual operating expenses (excluding interest, taxes and certain non-routine expenses) will not exceed 0.55% of the fund's average daily net assets through November 15, 2005.

These add up to a net gain on investments of $9,036.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Operations

	9/1/04–8/31/05	9/1/03–8/31/04
Net investment income	$38,879	$32,491
Net realized gains	10,110	10,994
Net unrealized gains or losses +	(1,074)	19,933
Increase in net assets from operations	**47,915**	**63,418**

Distributions Paid

Dividends from net investment income	39,723	34,327
Distributions from net realized gains +	12,616	35,223
Total distributions	**$52,339**	**$69,550**

The tax-basis components of distributions are:

Current year:
Ordinary income $46,323
Long-term capital gains $6,016

Prior year:
Ordinary income $50,360
Long-term capital gains $19,190

Transactions in Fund Shares

	9/1/04–8/31/05		9/1/03–8/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares sold	28,889	$290,930	20,689	$209,609
Shares reinvested	4,886	49,199	6,912	69,703
Shares redeemed +	(18,125)	(182,458)	(25,382)	(256,531)
Net transactions in fund shares	**15,650**	**$157,671**	**2,219**	**$22,781**

Shares Outstanding and Net Assets

	9/1/04–8/3105		9/1/03–8/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	102,674	$1,041,792	100,455	$1,025,143
Total increase +	15,650	153,247	2,219	16,649
End of period	**118,324**	**$1,195,039**	**102,674**	**$1,041,792**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $35 and $9 for the current and prior period, respectively.

Percent of fund shares owned by other Schwab Funds as of the end of the current period:

Schwab MarketTrack Portfolios
Growth Portfolio 8.4%
Balanced Portfolio 15.7%
Conservative Portfolio 14.1%

Schwab Annuity Portfolios
Growth Portfolio II 0.4%

Schwab GNMA Fund™

Financial Statements

Financial Highlights

Investor Shares	9/1/04–8/31/05	9/1/03–8/31/04	3/3/03[1]–8/31/03
Per-Share Data ($)			
Net asset value at beginning of period	9.78	9.69	10.00
Income from investment operations:			
Net investment income	0.35	0.16	0.06
Net realized and unrealized gains or losses	(0.02)	0.26	(0.17)
Total income or loss from investment operations	0.33	0.42	(0.11)
Less distributions:			
Dividends from net investment income	(0.39)	(0.33)	(0.20)
Net asset value at end of period	9.72	9.78	9.69
Total return (%)	3.47	4.39	(1.11)[2]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses	0.74	0.51	–
Gross operating expenses	1.03	1.11	0.99[3]
Net investment income	3.59	1.89	1.37[3]
Portfolio turnover rate	131	199	105[2]
Net assets, end of period ($ x 1,000,000)	17	18	21

[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Select Shares	9/1/04– 8/31/05	9/1/03– 8/31/04	3/3/03[1]– 8/31/03
Per-Share Data ($)			
Net asset value at beginning of period	9.78	9.69	10.00
Income from investment operations:			
Net investment income	0.37	0.17	0.06
Net realized and unrealized gains or losses	(0.02)	0.26	(0.17)
Total income or loss from investment operations	0.35	0.43	(0.11)
Less distributions:			
Dividends from net investment income	(0.41)	(0.34)	(0.20)
Net asset value at end of period	9.72	9.78	9.69
Total return (%)	3.67	4.53	(1.11)[2]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses	0.55	0.37	–
Gross operating expenses	0.88	0.96	0.83[3]
Net investment income	3.80	2.03	1.37[3]
Portfolio turnover rate	131	199	105[2]
Net assets, end of period ($ x 1,000,000)	24	19	28

[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Portfolio Holdings as of August 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q is available on the SEC's website at http:/www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbol below to designate certain characteristics of the securities.

◗ Variable-rate security

■ All or a portion of this security is held as collateral for futures contracts and delayed-delivery security

▲ Delayed-delivery security

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
107.6%	Mortgage-Backed Securities	43,300	43,777
1.8%	Asset-Backed Obligations	710	710
1.7%	U.S. Government Securities	706	708
0.7%	Other Investment Companies	267	267
111.8%	Total Investments	44,983	45,462
(11.8)%	Other Assets and Liabilities		(4,785)
100.0%	Net Assets		40,677

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Mortgage-Backed Securities 107.6% of net assets		
U.S. Government Agency Mortgages 107.6%		
Fannie Mae		
6.50%, 03/01/32	841	871
6.00%, 11/01/34	427	437
Ginnie Mae		
■ 5.00%, 02/01/09 to 06/28/10	3,574	3,606
5.00%, 02/15/18 to 12/15/34	5,615	5,625
5.00%, 06/15/35	492	494
■ 5.50%, 02/15/33	1,006	1,027
■ 5.50%, 12/19/08 to 12/27/09	2,147	2,203
5.50%, 11/15/18 to 05/20/35	14,273	14,565
■ 6.00%, 02/21/09	1,751	1,807
6.00%, 04/15/28 to 03/15/34	3,110	3,211
■ 6.50%, 09/09/08 to 05/14/09	2,256	2,355
6.50%, 05/15/24 to 10/15/32	222	232
■ 7.00%, 07/12/08 to 03/07/09	777	820
7.00%, 11/15/23 to 01/15/31	140	148
■ 7.00%, 08/15/31	304	320
■ 7.50%, 09/21/07 to 12/12/08	515	551
7.50%, 07/15/23 to 03/15/28	7	8
■ 8.00%, 10/02/06	61	63
8.00%, 06/15/06 to 08/15/09	157	162
8.50%, 08/15/27 to 12/15/29	68	74
9.00%, 06/15/06 to 08/15/09	44	48
TBA		
5.00%, 06/15/35	249	251
▲ 5.00%, 09/01/35	1,800	1,806
▲ 6.00%, 09/01/35	3,000	3,093
		43,777

Portfolio Holdings continued

Security Series 　Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Asset-Backed Obligations 1.8% of net assets		
Fixed-Rate Obligations 1.8%		
Ameriquest Finance NIM Trust Series 2001-RN4 Class A 　4.60%, 07/25/34	31	31
▸ **Countrywide Asset Backed Certificates** Series 2003-2 Class M2 　5.29%, 09/26/05	125	127
Fremont NIM Trust Series 2004-D Class N1 　4.50%, 06/25/06	205	205
Morgan Stanley ABS Capital I Series 2004-NC1N 　7.00%, 12/25/33	8	8
Novastar NIM Trust, 144A Series 2004-N3 　3.97%, 03/25/35	315	314
Sharps SP I L.L.C. Net Interest Margin Trust Series 2004-HE2N Class NA 　5.43%, 10/25/34	25	25
		710

Security Series 　Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Government Securities 1.7% of net assets		
■ **U.S. Treasury Bills** 　2.90%, 09/15/05	10	10
U.S. Treasury Notes 　3.63%, 04/30/07	700	698
		708

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 0.7% of net assets	
Provident Institutional Funds— **Fed Funds Portfolio**　267,129	**267**

End of investments.

In addition to the above, the fund held the following at 8/31/05. All numbers are x 1,000 except number of futures contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Losses
10 Year, Short U.S. Treasury Note, expires 12/20/05	(10)	1,121	**(15)**

Statement of
Assets and Liabilities

As of August 31, 2005. All numbers are x 1,000 except NAV.

Assets

Investments, at value	$45,462
Receivables:	
Fund shares sold	39
Interest	203
Dividends	+ 1
Total assets	**45,705**

Liabilities

Payables:	
Fund shares redeemed	41
Dividends to shareholders	36
Investments bought	4,891
Due to brokers for futures	5
Accrued expenses	+ 55
Total liabilities	**5,028**

Net Assets

Total assets	45,705
Total liabilities	− 5,028
Net assets	**$40,677**

Net Assets by Source

Capital received from investors	42,275
Net investment income not yet distributed	19
Net realized capital losses	(2,081)
Net unrealized capital gains	464

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$16,689		1,718		$9.72
Select Shares	$23,988		2,468		$9.72

Unless stated, all numbers are x 1,000.

The fund's amortized cost for these securities was $44,983.

Includes restricted but deemed liquid 144A securities worth $314, or 0.8% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$1,158
Sales/maturities	$1,546

The fund's long-term government security transactions were:

Purchases	$57,737
Sales/maturities	$49,424

These derive from investments, futures, and short sales.

Federal Tax Data

Portfolio cost	**$44,987**

Net unrealized gains and losses:

Gains	$514
Losses	+ (39)
	$475

As of August 31, 2004:

Undistributed earnings:

Ordinary income	$54
Long-term capital gains	$−

Unused capital losses:
Expires 08/31 of:

2012	$1,405
2013	+ 537
	$1,942

Deferred capital losses	**$150**

Reclassifications:

Net realized capital gains	($177)

Reclassified as:

Net investment income not yet distributed	$177

See financial notes. 59

Statement of
Operations

For September 1, 2004 through August 31, 2005. All numbers are x 1,000.

Investment Income

Interest		$1,622
Dividends	+	10
Total investment income		**1,632**

Net Realized Gains and Losses

Net realized gains on investments sold		2
Net realized gains on short sales		31
Net realized gains on futures contracts	+	7
Net realized gains		**40**

Net Unrealized Gains and Losses

Net unrealized losses on investments		(103)
Net unrealized losses on futures contracts	+	(20)
Net unrealized losses		**(123)**

Expenses

Investment adviser and administrator fees		169
Transfer agent and shareholder service fees:		
Investor Shares		44
Select Shares		20
Trustees' fees		8
Custodian and portfolio accounting fees		45
Professional fees		34
Registration fees		25
Shareholder reports		4
Other expenses	+	7
Total expenses		356
Expense reduction	−	116
Net expenses		**240**

Increase in Net Assets from Operations

Total investment income		1,632
Net expenses	−	240
Net investment income		**1,392**
Net realized gains		40
Net unrealized losses	+	(123)
Increase in net assets from operations		**$1,309**

Unless stated, all numbers are x 1,000.

Calculated as a percentage of average daily net assets: 0.45% of the first $500 million, 0.40% of the next $500 million and 0.375% over $1 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM). Prior to November 15, 2004, these fees were calculated as 0.45% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $108 from the investment adviser (CSIM) and $8 from the transfer agent and shareholder service agent (Schwab). CSIM and Schwab has guaranteed through November 15, 2005 to limit the annual operating expenses.

Share Class	% of Average Daily Net Assets
Investor Shares	0.74%
Select Shares	0.55%

This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net loss on investments of $83.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Operations

	9/1/04–8/31/05	9/1/03–8/31/04
Net investment income	$1,392	$826
Net realized gains or losses	40	(345)
Net unrealized gains or losses	+ (123)	1,303
Increase in net assets from operations	**1,309**	**1,784**

Distributions Paid

Dividends from Net Investment Income

	9/1/04–8/31/05	9/1/03–8/31/04
Investor Shares	706	653
Select Shares	+ 850	797
Total dividends from net investment income	**$1,556**	**$1,450**

The tax-basis components of distributions are:

Current year:
Ordinary income $1,556
Long-term capital gains $—

Prior year:
Ordinary income $1,450
Long-term capital gains $—

The difference of net investment income between financial statement and tax purposes for the period ended 08/31/05 is:

Paydown losses $177

Transactions in Fund Shares

	9/1/04–8/31/05		9/1/03–8/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	454	$4,425	619	$6,060
Select Shares	+ 1,297	12,621	810	7,918
Total shares sold	**1,751**	**$17,046**	**1,429**	**$13,978**
Shares Reinvested				
Investor Shares	59	$563	58	$560
Select Shares	+ 65	629	65	640
Total shares reinvested	**124**	**$1,192**	**123**	**$1,200**
Shares Redeemed				
Investor Shares	(595)	($5,787)	(1,022)	($9,955)
Select Shares	+ (825)	(8,034)	(1,872)	(18,228)
Total shares redeemed	**(1,420)**	**($13,821)**	**(2,894)**	**($28,183)**
Net transactions in fund shares	**455**	**$4,417**	**(1,342)**	**($13,005)**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Shares Outstanding and Net Assets

	9/1/04–8/31/05		9/1/03–8/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	3,731	$36,507	5,073	$49,178
Total increase or decrease	+ 455	4,170	(1,342)	(12,671)
End of period	**4,186**	**$40,677**	**3,731**	**$36,507**

Includes net investment income in the amount of $19 and $6 for the current and prior period, respectively.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Investments, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

Both Schwab YieldPlus Fund® and Schwab GNMA Fund™ offer two share classes: Investor Shares and Select Shares®. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums. Schwab Short-Term Bond Market Fund™ and Schwab Total Bond Market Fund™ each offers one share class.

Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

The Trust and Its Funds

This list shows all of the funds included in Schwab Investments. The funds discussed in this report are highlighted.

Schwab Investments organized October 26, 1990

Schwab 1000 Fund
Schwab YieldPlus Fund
Schwab Short-Term Bond Market Fund
Schwab Total Bond Market Fund
Schwab GNMA Fund
Schwab Tax-Free YieldPlus Fund
Schwab Short/Intermediate Tax-Free Bond Fund
Schwab Long-Term Tax-Free Bond Fund
Schwab California Tax-Free YieldPlus Fund
Schwab California Short/Intermediate
  Tax-Free Bond Fund
Schwab California Long-Term Tax-Free Bond Fund

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds declare dividends every day they are open for business. These dividends, which are substantially equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. Government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds may also sell securities short (sell securities they do not own). When they do so, the funds also place assets worth at least 100% of the value of the short securities into segregated accounts, as collateral. If the market value of the short securities subsequently falls, the funds can realize a gain by closing the position. However, if the value rises, the funds typically would have to add to their collateral or close out their short position at a loss. The potential for losses associated with short positions is much greater than the original value of the securities sold short and may exceed amounts recorded in the Statements of Assets and Liabilities.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into the futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The funds may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBAs may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in a fund's other assets.

The funds may enter into mortgage dollar roll transactions. In these transactions, a fund sells mortgage-backed securities for delivery in the current month and simultaneously agrees to buy back, on a given date in the future, securities of a similar type, coupon rate and maturity. Dollar roll transactions involve the risk that the market value of the security sold short by the fund may decline below the repurchase price of similar securities.

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving affiliates. For instance, a fund may let other Schwab Funds® buy and sell fund shares, particularly Schwab MarketTrack Portfolios.

The funds may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically. There was no borrowing for any funds during the period.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and realized net capital gains (if any) to their respective shareholders each year. The net investment income and realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of paydown gains and losses and amortization of bond discounts and premiums. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

Under the funds' organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Contingent Liability: In December 2003, Enron Corp. brought an Adversary Proceeding in its Chapter 11 bankruptcy filing against numerous financial entities, including Schwab YieldPlus Fund. The Adversary Proceeding alleges that the proceeds of certain sales transactions in Enron commercial paper should be treated as early redemptions and returned to the Enron bankruptcy estate. Enron seeks the avoidance of a sale of commercial paper by the Schwab YieldPlus Fund in the amount of $9,087,260, plus interest in the amount of approximately $1,260,000.

On June 15, 2005, the bankruptcy court denied the financial entities' motion to dismiss. Schwab YieldPlus Fund together with other financial institutions are currently seeking to appeal the decision.

It is not possible at this time to predict whether the litigation will have any material adverse effect on the fund.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

> **Bonds and notes:** valued at halfway between the most recent bid and asked quotes or, if such quotes are unavailable, at prices for securities of comparable maturity, credit quality and type. Valuations for bonds and notes are provided by an independent bond-pricing service.

> **Securities for which no quoted value is available:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees. In the

determination of a fair valuation the guidelines include but are not limited to the use of analytical data, business conditions, recent trades, general and/or specific market trends and any emergency or significant events that would have a material impact on the value of the security.

Futures: open contracts are valued at their settlement prices as of the close of their exchanges. When a fund closes out a futures position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

Short-term securities (60 days or less to maturity): valued at amortized cost.

If a fund sells securities short, it records the proceeds received as an asset and the obligation to buy back the securities as a liability. At the time a short sale is initiated, the asset and the liability are of equal value and effectively cancel each other out. Subsequently, the fund values the liability side of the transaction according to the market price of the securities sold short, and values the asset side according to the value of the proceeds. When the fund closes out a short position (buys the security), it records the outcome as a realized gain or loss. Interest accrued on securities sold short is recorded as an expense on the fund's records.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund buys a debt security at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved. Gains and losses from paydowns on mortgage and asset backed securities are recorded as adjustments to interest income.

Expenses that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also may keep certain assets in segregated accounts, required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of:

Schwab YieldPlus Fund

Schwab Short-Term Bond Market Fund

Schwab Total Bond Market Fund

Schwab GNMA Fund

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab YieldPlus Fund, Schwab Short-Term Bond Market Fund, Schwab Total Bond Market Fund, and Schwab GNMA Fund (the "Funds") at August 31, 2005, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at August 31, 2005 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, CA

October 18, 2005

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between Schwab Investments (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab YieldPlus Fund, the Schwab Short-Term Bond Market Fund, the Schwab Total Bond Market Fund and the Schwab GNMA Fund, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from counsel to the Independent Trustees regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from their counsel, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement for an additional one year period. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Schwab, with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both market risk and shareholder risk expectations for such fund. Following such evaluation,

the Board concluded, within the context of its full deliberations, that the performance of the funds supported renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. Following such evaluation, the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Interested Trustees and Officers

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, National Association; Chairman and Chief Executive Officer, Schwab (SI) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, National Association, U.S. Trust Corporation, United States Trust Company of New York. *Until May 2003,* Co-Chief Executive Officer, The Charles Schwab Corporation. Trustee, Charles and Helen Schwab Foundation; Chairman, All Kinds of Minds Institute (education), Stanford University; Chairman and Director, Charles Schwab Foundation; Chairman of the Finance Committee, San Francisco Museum of Modern Art.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Interested Trustees but Not Officers

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	2005 (all trusts).	Executive Vice President and President, Asset Management Products Enterprise & Services, Charles Schwab & Co; Director, Charles Schwab Asset Management (Ireland) Limited. *From September 2002 to July 2004,* Mr. Merk was President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co. *Prior to September 2002,* Mr. Merk was President and Chief Investment Officer, American Century Investment Management, and Director, American Century Companies, Inc. (June 2001 to August 2002); Chief Investment Officer, Fixed, American Century Companies, Inc. (January 1997 to June 2001).

Officers of the Trust

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, Chief Executive Officer (all trusts).	Executive Vice President, President, Director, Charles Schwab Investment Management, Inc. *Until 7/04:* Senior Vice President for Development and Distribution, Asset Management Products and Services Enterprise. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	Senior Vice President, Chief Investment Officer (all trusts).	Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Since 6/04:* Senior Vice President, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc. *Since 6/04:* Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Insurance Trust. *Until 5/04:* Vice President, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	Senior Vice President, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/04:* Vice President, Charles Schwab & Co., Inc., Charles Schwab Investment Management, Inc. *Until 2002:* Vice President of Internal Audit, Charles Schwab & Co., Inc. *Prior to 2000:* PricewaterhouseCoopers.

Officers of the Trust continued

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Koji E. Felton 3/13/61	Secretary (all trusts).	Senior Vice President, Chief Counsel and Assistant Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to June 1998,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts)	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From December 1999 to November 2004,* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc. *From September 1999 to December 1999,* Chief Financial Officer, Commerzbank Capital Markets. *Prior to September 1999,* Managing Director at the New York Stock Exchange.

Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chairman, JDN Corp. Advisory LLC (real estate); Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital; Director, Pacific Mutual Holding Company (insurance); Trustee, Laudus Trust and Laudus Variable Insurance Trust. *Until 2001:* Stanford University, Special Assistant to the President. *From 1996-2001:* Vice President of Business Affairs, CFO.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	*Until February 2004*, Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). *Prior to August 1998,* Dean of the Haas School of Business, University of California, Berkeley (higher education). Director, Aphton Corporation (bio-pharmaceuticals), Mission West Properties (commercial real estate), Stratex Networks (network equipment), Genitope Corp. (bio-pharmaceuticals), Pacific Stock & Option Exchange; Non-Executive Chairman, Solectron Corporation (manufacturing); Trustee, Laudus Trust and Laudus Variable Insurance Trust.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).

Independent Trustees continued

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Gerald B. Smith 9/28/50	2000 (all trusts).	*Since 1990,* Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Director, Cooper Industries (electrical products, tools and hardware), Chairman, Texas Southern University Foundation; Executive Committee & Board Member, MD Anderson Cancer Center; Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset-backed securities Bond or other debt securities that represent ownership in a pool of assets such as credit card debt.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

average rate The average rate of interest paid annually by the fixed-income securities in a fund or portfolio.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

call An early repayment of a bond's principal by the issuer, usually done because the issuer is able to refinance its bond debt at a lower rate.

call protection A term used in reference to a bond that cannot be called by the issuer before maturity, or at least for many years from the present date. A bond that offers call protection can more reliably be expected to provide a given yield over a given number of years than a bond that could be called (assuming both bonds are of the same credit quality).

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

certificate of participation A municipal bond that is repaid from an annual budget appropriation rather than being backed by the full faith and credit of the issuer.

coupon, coupon rate The annual rate of interest paid until maturity by the issuer of a debt security.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. See chart below.

credit risk The risk that a bond issuer may be unable to pay interest or principal to its bondholders.

discount rate The implied rate on a debt security that does not pay interest but is bought at a discount and redeemed at face value when it matures.

Credit Ratings

Most major bond issuers arrange with a recognized independent rating organization, such as Standard & Poor's (S&P) or Moody's Investors Service, to rate the creditworthiness of their bonds. The spectrum of these ratings is divided into two major categories: investment grade and below investment grade (sometimes called "junk bonds"). Bonds rated below investment grade range from those that are considered to have some vulnerability to default to those that appear on the brink of default or are in default.



	Credit Quality	Capacity to Make Payments
Investment Grade Bonds	AAA	Strongest
	AA	
	A	
	BBB	Adequate
Below Investment Grade Bonds	BB	Somewhat speculative
	B	
	CCC	
	CC	
	C	Highly speculative
	D	In default

dividend Money from earnings that is distributed to shareholders as a given amount per share.

duration A measure of a bond's sensitivity to interest rates. Calculations of duration generally take into account the investment's yield, interest payments, maturity date and call features. Like maturity, duration is expressed in years, but is more accurate than maturity in determining the effect of interest rate movements on a bond investment's price. The duration of a portfolio equals the market value weighted average of the duration of the bonds held in the portfolio.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

general obligation bonds Municipal bonds that are secured by the issuer's full faith and credit, which typically is backed by the power of the issuer to levy taxes.

interest Payments to bondholders (usually made twice a year) as compensation for loaning the bond principal to the issuer.

interest rate risk The risk that a bond's value will fluctuate if market interest rates change or are expected to change. Bond prices tend to move in the opposite direction of interest rates: when interest rates rise, bond prices tend to fall.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

market risk Those elements of risk that are common to all securities in an asset class, and therefore cannot be significantly reduced by diversification within the asset class. Also known as "systematic risk."

maturity The date a bond is scheduled to be "retired" and its principal amount returned to the bondholder.

mortgage-backed securities Bond or other debt securities that represent ownership in a pool of mortgage loans.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

prepayment risk The risk that a mortgage-backed security may be paid off early, typically because interest rates have fallen and the homeowners who hold the underlying mortgages have refinanced those mortgages at lower rates. In this type of situation, the investor who held the mortgage-backed security will usually have to settle for a lower rate when reinvesting the principal.

restricted securities Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

revenue bonds Municipal bonds that are issued to finance public works projects and are secured by revenue generated by the project (such as water and sewer fees) rather than the full faith and credit of the issuer.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 − 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

weighted average maturity For mutual funds, the maturity of all the bonds in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

yield to maturity The annualized rate of return a bondholder could expect if the bond were held to maturity. In addition to interest payments, yield to maturity also factors in any difference between a bond's current price and its principal amount, or face value.

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
    Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

Printed on recycled paper.
MFR13655-08